82-4121

ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Россия, 350000, Краснодар, ул. Карасунская, 66
тел. (8612) 53-20-56,
телетайп 211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________

БИК ____________
Кор. счет ____________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 30.12.2003 № 04/8 – 808

на № ______ от ____________

04012089

SECURITIES AND EXCHANGE
COMMISSION OF THE
UNITED STATES OF AMERICA

Gentlemen/Madams:

To maintain the effect of the exemption, allowed for "Southern Telecommunications Company" PJSC by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Quarterly report of the securities' issuer for the 2d quarter of the year 2003.
2. Informational reports on the essential facts affecting the issuer's economic and financial activity (20 reports).

Yours faithfully,

A. Litvinov,
Deputy General Director:

dlw 1/15

file № 333-86928

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
*Location: **66, Karasunskaya Str., Krasnodar, 350 000***
*The issuer's code: **00062-A***

*Date of the occurrence of the fact (event, action): **1.08.2003***
*Code of the fact (event, action):**1800062A01082003***

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol № 16 of 22.09.2003).

Full registered name of the Contractor:
"Yugsvyazstroy" Closed Joint Stock Company.
Place of location: 110/1, Aivazovskogo Str., Ztentralniy administrativniy okrug, Krasnodar 350040
Postal address: 110/1, Aivazovskogo Str., Ztentralniy administrativniy okrug, Krasnodar 350040.

Date of making the bargain - 01.08.2003.

Description of the bargain:

Bargain having interested motives with "Yugsvyazstroy" CJSC was concluded on the following conditions:

Agreement № 1-H of purchase and sale of real assets: office buildings, garage, boiler-house, workshops, warehouses located to: 36a, Temerniztkaya Str., Rostov region, Shahti. To determine the price of marketed fixed assets based on the market price amounted to - 6712666 (six millions seven hundred twelve thousand six hundred sixty six) rubles 51 copecks (including VAT 20%). All costs of state logging of passing of property to the fixed –assets and registration the rights to the marketed fixed assets are assigned to "Yugsvyazstroy" CJSC. Term of payment of marketed fixed-assets – up to January 1, 2004.

Agreement № 2-H of purchase and sale of real assets: office buildings, garage, boiler-house, workshops, warehouses located to: 19, Shopen Str., Volgograd region, Volgograd. To determine the price of marketed fixed assets based on the market price amounted to - 7540232 (seven millions five hundred forty thousand two hundred thirty two) rubles 74 copecks (including VAT 20%). %). All costs of state logging of passing of property to the fixed –assets and registration the rights to the marketed fixed assets are assigned to "Yugsvyazstroy" CJSC. Term of payment of marketed fixed-assets – up to January 1, 2004.

Agreement № 3-H of purchase and sale of real assets: office buildings, garage, boiler-house, workshops, warehouses located to: 78, Dzerzhinskogo Str., Trusovskiy region, Astrahan. To determine the price of marketed fixed assets based on the market price amounted to - 1142470 (one million hundred forty two thousand four hundred seventy) rubles 82 copecks (including VAT 20%). All costs of state logging of passing of property to the fixed –assets and registration the rights to the marketed fixed assets are assigned to "Yugsvyazstroy" CJSC. Term of payment of marketed fixed-assets – up to January 1, 2004.

Agreement № 1-TC of purchase and sale travel facilities mentioned in Appendix № 1 to the Agreement and stand on balance of Shahtinskogo telecom center-branch of "Rostovelectrosvyaz". To determine the price of marketed fixed assets based on the market price amounted to - 545753

(five hundred forty five thousand seven hundred fifty three) rubles 15 copecks (including VAT 20%). All costs of state logging of passing of property to the fixed –assets and registration the rights to the marketed fixed assets are assigned to "Yugsvyazstroy" CJSC. Term of payment of marketed fixed-assets – up to January 1, 2004.

Agreement № 2-TC of purchase and sale travel facilities mentioned in Appendix № 1 to the Agreement and stand on the balance of branch "Volgogradelectrosvyaz". To determine the price of marketed fixed assets based on the market price amounted to - 6606 (six thousand six hundred six) rubles 00 copecks (including VAT 20%). All costs of state logging of passing of property to the fixed –assets and registration the rights to the marketed fixed assets are assigned to "Yugsvyazstroy" CJSC. Term of payment of marketed fixed-assets – up to January 1, 2004.

Agreement № 3-TC of purchase and sale travel facilities mentioned in Appendix № 1 to the Agreement and stand on the balance of branch "Electrosvyaz" of Stavropol Territory". To determine the price of marketed fixed assets based on the market price amounted to - 338493 (three hundred thirty eight thousand four hundred ninety three) rubles 44 copecks (including VAT 20%). All costs of state logging of passing of property to the fixed –assets and registration the rights to the marketed fixed assets are assigned to "Yugsvyazstroy" CJSC. Term of payment of marketed fixed-assets – up to January 1, 2004.

Agreement № 1-И of purchase and sale travel facilities mentioned in Appendix № 1 to the Agreement and stand on balance of Shahtinskogo telecom center-branch of "Rostovelectrosvyaz". To determine the price of marketed fixed assets based on the market price amounted to - 507477 (five hundred seven thousand four hundred seventy seven) rubles 17 copecks (including VAT 20%). Term of payment of marketed fixed-assets – up to January 1, 2004.

Agreement № 2-И of purchase and sale travel facilities mentioned in Appendix № 1 to the Agreement and stand on the balance of branch "Volgogradelectrosvyaz". To determine the price of marketed fixed assets based on the market price amounted to - 339780 (three hundred thirty nine thousand seven hundred eighty) rubles 00 copecks (including VAT 20%). Term of payment of marketed fixed-assets – up to January 1, 2004.

Agreement № 3-И of purchase and sale travel facilities mentioned in Appendix № 1 to the Agreement and stand on the balance of branch "Svyazinform" Astrakhan Region". To determine the price of marketed fixed assets based on the market price amounted to - 1156504 (one million hundred fifty six thousand five hundred four) rubles 16 copecks (including VAT 20%). Term of payment of marketed fixed-assets – up to January 1, 2004.

Agreement № 4-И of purchase and sale travel facilities mentioned in Appendix № 1 to the Agreement and stand on the balance of branch "Electrosvyaz"of Stavropol Territory To determine the price of marketed fixed assets based on the market price amounted to - 843768 (eight hundred forty three thousand seven hundred sixty eight) rubles 18 copecks (including VAT 20%). Term of payment of marketed fixed-assets – up to January 1, 2004.

Deputy General Director *A.A. Litvinov*

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

*Location: **66, Karasunskaya** Str., **Krasnodar, 350 000***
The issuer's code: 00062-A

*Date of the occurrence of the fact (event, action): **14.08.2003***
*Code of the fact (event, action): **1800062A14082003***

"UTK" PJSC ' organ, which adopted the resolution on making a bargain: Board of Directors (Protocol № 13 of 09.09.2003).

Full register name of the Contractor:
Open Joint-Stock Company " RTK-LEASING ".
Place of location: Delegatskaya Str., Moscow 103091
Postal address: building 42/2A Shchepkina Str., Moscow 129110.

Date of making a bargain - 14.08.2003г.

Bargain description:

Leasing Agreement № 901-204/03 of 14.08.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:
- amount of lease payments - 17 743 514,4 rubles (including VAT));
- subject of an Agreement – leasing of SDH equipment list is applied to the Protocol (Appendix 1);
-term of leasing – 5 (five) years;
-term of delivery of the equipment – 3 quarter of 2003
- right of property passes on to the lessee after settlement of all lease payments.

Deputy General Director ***A. A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

*Location: **66, Karasunskaya Str., Krasnodar, 350 000***
The issuer's code: 00062-A

*Date of the occurrence of the fact (event, action): **15.08.2003***
*Code of the fact (event, action): **1300062A15082003***

"Southern Telecommunications Company" PJSC informs that that at the meeting of its Board Of Directors held on 15.08.2003 the following resolutions were adopted (protocol № 6 of 15.08.2003):

On the second item "Approval the bargain having interested motives –the Agreement of rendering paid service on the organization of seminar".

1. To approve the bargain having interested motives – the Agreement of rendering paid service on the organization of seminar between "UTK" PJSC and "Mobile Telecommunication" CJSC.
2. To determine the price of Agreement amounting 430 000 (four hundred thirty thousand) rubles (including VAT), based on market price.
Registration of each seminar is carried out by inquiries of the Customer and applications of the Executor in which parties agree the cost of specific seminar based on number of participants. The parties determine that accounting price of services on organization of a separate seminar constitutes from 1000 up to10000 rubles (including VAT) for one participant.
3. The common period of service rendering - from 10.06.2003 up to 31.12.2004.

10 out 11 members of the Board take part in the voting..

Number of votes: "for" - 8 members,
"against" - 1 member. (Vasilyev M.B.),
" abstained from voting " - 1 member. (Kulikov D.V.).

Deputy General Director ***Fefilova S.G.***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66, Karasunskaya*** *Str.,* ***Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***14.08.2003***
Code of the fact (event, action): ***13000062A30092003***

Resolution on the bond placement and on approval of resolution concerning bond issue, emission prospectus and securities certificate was adopted by the Board of Directors of Public Joint Stock Company "Southern Telecommunications Company" by absentee voting on 30 September 2003.

Place where the Minutes were drawn up: "UTK" PJSC, 66, Karasunskaya Str., Krasnodar.
Date when the Minutes were drawn up: 30.09.2003.
Number of the Minutes: 18

The written opinions of the following members of the Board of Directors were received: Belov V.E., Gorbachev V.L., Panchenko S.N., Romskiy G.A., Ukhina I.P., Avdiyants S.P., Schepilov A.A., Vasilyev M.B., Kulikov D.V., Volkovyskiy I.V., Merzlenko A.L.

The written opinions were received from 11 members of the Board of Directors out of 11 directors.

Exact wording of the adopted resolutions:
To place 1 500 000 (one million five hundred thousand) series 02 non-convertible interest-bearing documentary pay-to-bearer bonds (hereinafter referred to as – Bonds) with face value of 1000 (one thousand) rubles each and mandatory centralized custody. Volume of bond placement is 1 500 000 000 (one billion five hundred million) rubles, the term to maturity is 1,092 days from the date of placement. The terms of the bond placement are as follows:

1. Bond series: 02
2. Total number of Bonds: 1 500 000 (one million five hundred thousand) units.
3. Par value of one Bond: 1000 (one thousand) rubles.
4. Total par value of the bond issue:
1 500 000 000 (one billion five hundred million) rubles.
5. Form of the Issue.
Form of the Issue.
Bonds shall be issued in documentary form with registration of single Certificate with its mandatory centralized custody in "National Depositary Center", a non-commercial partnership (hereinafter referred to as – "NDC").
Holders of Bonds shall not be given separate bond certificates.
After complete cancellation of the bond Issue the bond Certificate shall be taken off the deposit and cancelled.
Form of the bond placement.
Public offering .
7. Income on Bonds.
Income on Bonds is the sum of coupon yields to be paid out at the expiry date of corresponding coupon.
Bonds are issued with six coupons.
Launch date of the first coupon is the date of the bond placement.
Launch date of the second coupon is 182-nd day from the first day of the bond placement.
Launch date of the third coupon is 364-th day from the first day of the bond placement.
Launch date of the fourth coupon is 546-th day from the first day of the bond placement.

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.
Launch date of the sixth coupon is 910-th day from the first day of the bond placement.
Expiry date of each coupon is the launch date of the next coupon period.
Expiry date of the last (sixth) coupon is the Maturity date, 1092-nd day from the first day of the bond placement.

Annual yield on the first coupon is to be fixed during the auction on the first day of the bond placement.
The yield for the second coupon will be equal to the interest rate for the first coupon.
The interest rate for the third coupon will be fixed by the Issuer in numerical value and brought to the notice of the Holders of Bonds through publication in the newspapers "Vedomosti" or "Izvestiya" no later than 10 (ten) business days prior to the date of payment on the second coupon.
The interest rate for the fourth coupon will be fixed by the Issuer in numerical value and brought to the notice of the Holders of Bonds through publication in the newspapers "Vedomosti" or "Izvestiya" no later than 10 (ten) business days before the date of payment on the second coupon.
The interest rate for the fifth coupon will be fixed by the Issuer in numerical value and brought to the notice of the Holders of Bonds through publication in the newspapers "Vedomosti" or "Izvestiya" no later than 10 (ten) business days prior to the date of payment on the fourth coupon.
The interest rate for the sixth coupon will be fixed by the Issuer in numerical value and brought to the notice of the Holders of Bonds through publication in the newspapers "Vedomosti" or "Izvestiya" no later than 10 (ten) business days before the date of payment on the fourth coupon.
Dates of payment of the interest yields for Bonds are the expiry dates of the corresponding coupons: 182-nd, 364-th, 546-th, 728-th, 910-th and 1092-nd days from the first day of the bond placement. Date of payment of the interest yield for the last coupon coincides with the Maturity Date.
If the dates of payment of yields for coupons and/or the maturity date happen to be day off, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

8. Maturity date of the bond issue.

The Maturity date is the 1092-nd day from the first day of the bond placement.
Launch and expiry date of the maturity bond issue are the same.

9. Terms and procedure of Bonds redemption and/or payment of the coupon income on Bonds.

Repayment of Bonds and/or payment of income on them are carried out in money terms in currency of the Russian Federation by cashless settlement. Repayment of Bonds and/or payment of income on them are carried out under the order and at the expense of the Issuer by the Payment agent of the Issuer. The payment agent for the bond issue is Joint-stock commercial bank " ROSBANK " (open joint-stock company).

The Issuer is entitled to appoint additional or other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to such actions.

Repayment of Bonds and/or payment of income on them are made to the persons included by "NDC" in the list of owners and/or nominal holders of Bonds, for the benefit of owners of Bonds being those as of the end of business day of "NDC", previous to the seventh working day before date of payment of the income on Bonds and/or the maturity date of the Bond issue.

10. Pre-term redemption of the bond issue.
Pre-term redemption of the bond issue is not allowed.

11. Launch date and expiry date of the bond placement.

Launch date of the placement:

The placement of Bonds shall be launched not earlier than two weeks after the disclosure of information on the state registration of the bond issue and provision easy access to the information on the bond issue to all potential buyers of Bonds. Launch date of the bond placement is to be determined by the Issuer after the state registration of the bond issue and announced by the Issuer not later than on the 5 (fifth) business day prior to the launch date of the placement through publication in the newspapers "Vedomosti" or "Izvestiya".

Expiry date of the placement:

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue; or b) 20-th (twentieth) business day after the launch day of the bond placement.

12. Terms and procedure of the bond placement.

Bonds are to be placed by conclusion of transactions of purchase and sale using Trading and Clearing Systems of CJSC "Moscow Inter-bank Currency Exchange" (hereinafter referred to as MICEX) in compliance with its Securities Trading Rules and other standard documents regulating the operation of MICEX as at the launch date of the bond placement. Conclusion of transactions starts at the launch date of the bond placement after summing up the results of the auction on fixing the interest rate for the first coupon and ends at the expiry date of the bond placement.

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.

Joint-stock commercial bank " ROSBANK " (open joint-stock company) acts as underwriter (broker-dealer of the bond placement).
Share of the bond issue, which if not been placed makes the bond issue invalid, is not established.

13. Price of the placement.

The price of the bond placement for the first and subsequent days of the placement is fixed at 100 (one hundred) percent of par value.

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds calculated by the following formula:

$NKD = N \times C_1 \times (T - T_0)/365/100\%$

C_1 - *interest rate for the first coupon (annual);*

N - *face value of one Bond;*

T - *date of NKD calculation;*

T_0 - *launch date of the placement;*

NKD - *accumulated coupon income on each Bond.*

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding are used).

14. Payment of Bonds.

Bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement in compliance with Trading Rules of the Stock Market Section of MICEX.

Accounts of the Underwriter and Buyers of Bonds – members of the Stock Market Section of MICEX – shall be settled through the Clearing House of MICEX. Accounts on concluded transactions of purchase and sale during the bond placement shall be settled at the date of conclusion of the corresponding transactions.

15. Security on Bonds.

Fulfillment of obligations on Bonds of Public Joint Stock Company "Southern Telecommunications Company" is guaranteed by limited company "UTK-Finance".

Full registered name: Limited Company "UTK-Finance"
Abbreviated name: OOO "UTK-Finance"
INN: 2308090843
OGRN: 1032304152220
Head quarters: 66, Karasunskaya Str., Krasnodar 350000
Postal address: 66, Karasunskaya Str., Krasnodar 350000

Kind of security: guarantee
Size of security (RUR): Guarantee amounting to total par value of the bond issue valued at 1 500 000 000 (One billion five hundred million) rubles and coupon income on Bonds.

16. Possibility of Bonds' acquisition with their further circulation till the maturity dateAcquisition of Bonds by the Issuer with their further circulation till the maturity date is allowed on the conditions set forth in the Resolution on the bond issue and Emission Prospectus.

Voting results:
"For" - 9 votes (Belov V.E, Gorbachev V.L., Panchenko S.N., Romskiy G.A., Ukhina I.P., Avdiyants S.P., Schepilov A.A., Volkovyskiy I.V., Merzlenko A.L.)
"Against" - none
"Abstained" - 2 (Vasilyev M.B., Kulikov D.V.)

2. To adopt the Resolution on issue of 1 500 000 (one million five hundred thousand) series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with face value of 1000 (one thousand) rubles each, total par value of 1 500 000 000 (one billion five hundred million) rubles, mandatory centralized custody, the term to maturity date being the 1,092-nd (one thousand ninety second) day from the launch date of the bond placement, secured by the guarantee of the limited company "UTK-Finance" (Resolution on the bond issue is enclosed) and to be placed under the resolution on the bond placement approved in accordance with the first agenda item of the present meeting of the Board of Directors.

Voting results:
"For" - 9 votes (Belov V.E, Gorbachev V.L., Panchenko S.N., Romskiy G.A., Ukhina I.P., Avdiyants S.P., Schepilov A.A., Volkovyskiy I.V., Merzlenko A.L.)
"Against" - none
"Abstained" - 2 (Vasilyev M.B., Kulikov D.V.)

3. To adopt the Emission Prospectus of 1 500 000 (one million five hundred thousand) series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with face value of 1000 (one thousand) rubles each, total par value of 1 500 000 000 (one billion five hundred million) rubles, mandatory centralized custody, the term to maturity date being the 1,092-nd (one thousand ninety second) day from the launch date of the bond placement, secured by the guarantee of the limited company "UTK-Finance" (Emission Prospectus is enclosed) and to be placed under the resolution on the bond placement approved in accordance with the first agenda item of the present meeting of the Board of Directors.

Voting results:
"For" - 9 votes (Belov V.E, Gorbachev V.L., Panchenko S.N., Romskiy G.A., Ukhina I.P., Avdiyants S.P., Schepilov A.A., Volkovyskiy I.V., Merzlenko A.L.)
"Against" - none
"Abstained" - 2 (Vasilyev M.B., Kulikov D.V.)

4. To approve the sample of the Certificate of 1 500 000 (one million five hundred thousand) series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with face value of 1000 (one thousand) rubles each, total par value of 1 500 000 000 (one billion five hundred million) rubles, mandatory centralized custody, the term to maturity date being the 1,092-nd (one thousand ninety second) day from the launch date of the bond placement, secured by the guarantee of the limited company "UTK-Finance" and to be placed under the resolution on the bond placement approved in accordance with the first agenda item of the present meeting of the Board of Directors.

Voting results:
"For" - 9 votes (Belov V.E, Gorbachev V.L., Panchenko S.N., Romskiy G.A., Ukhina I.P., Avdiyants S.P., Schepilov A.A., Volkovyskiy I.V., Merzlenko A.L.)
"Against" - none
"Abstained" - 2 (Vasilyev M.B., Kulikov D.V.)

Deputy General Director
Public Joint Stock Company
"Southern Telecommunications Company"

__________________ A. A. Litvinov

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

*Location: **66, Karasunskaya Str., Krasnodar, 350 000***
*The issuer's code: **00062-A***

*Date of the occurrence of the fact (event, action): **9.09.2003***
*Code of the fact (event, action): **1400062A09092003***

According to FCSM's Decree №1920/p of 09 September 2003 additional issues of emissive securities of Public Joint Stock Company "Southern Telecommunications Company" were combined which resulted in:

Cancellation of the state registration numbers assigned to the issues of common registered uncertificated shares of "Southern Telecommunications Company" PJSC (1-04-00062-A of 27.12.1997, 1-05-00062-A of 15.08.2002, 1-06-00062-A of 15.08.2002, 1-07-00062-A of 15.08.2002, 1-08-00062-A, of 15.08.2002, 1-09-00062-A of 15.08.2002, 1-10-00062-A of 15.08.2002, 1-11-00062-A of 15.08.2002, 1-12-00062-A of 15.08.2002, 1-13-00062-A of 15.08.2002).
Single state registration number 1-03-00062-A of 9 September was assigned to the indicated issues of common registered uncertificated shares of "Southern Telecommunications Company" PJSC.

Cancellation of the state registration numbers assigned to the issues of preferred registered uncertificated shares of "Southern Telecommunications Company" PJSC (2-04-00062-A of 27.12.1997, 2-05-00062-A of 15.08.2002 , 2-06-00062-A of 15.08.2002., 2-07-00062-A of 15.08.2002, 2-08-00062-A of 15.08.2002, 2-09-00062-A of 15.08.2002, 2-10-00062-A of 15.08.2002, 2-11-00062-A of 15.08.2002, 2-12-00062-A of 15.08.2002).
Single state registration number 2-03-00062-A of 9 September 2003 was assigned to the indicated issues of preferred registered uncertificated shares of "Southern Telecommunications Company"PJSC.

Deputy General Director ***A.A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
*Location: **66, Karasunskaya Str., Krasnodar, 350 000***
*The issuer's code: **00062-A***

*Date of the occurrence of the fact (event, action): **30.09.2003***
*Code of the fact (event, action):**1800062A30092003***

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №14 of 17.09.2003, №18 of 30.09.2003).

Full registered name of the Contractor:
Open Joint Stock Company "Stavtelecom named after Kuzminov V.I ".
Place of location: 10/12, prospekt Octyabrskoy revolutsee, Stavropol region Russian 355035.
Postal address: 23 prospekt Octyabrskoy revolutsee, Stavropol region Russian 355000.

Date of making the bargain - 30.09.2003.

Description of the bargain:

The Agreement of lease communication line between "UTK" PJSC and "Stavtelecom named after Kuzminov V.I " PJSC was concluded on the following essential conditions:
- subject of an Agreement – leasing of line of communication of "Stavtelecom named after Kuzminov V.I " PJSC;
- price of leasing of one line of communication based on market price: 12 rubles without VAT.
- term of leasing – till August, 01 2004.

The bargain having interested motives – the Agreement with "Stavtelecom named after Kuzminov V.I " PJSC was concluded on the following conditions:
- subject of an Agreement – rendering of "UTK" PJSC' telecommunications and other services determined by an Agreement for remunerations to "Stavtelecom named after Kuzminov V.I " PJSC;
- The price of the services, based on the market price:
- 20 (Twenty) percent from the cash resources amount, received as advanced payment and redeemed the accounts receivable during the report period;
- 17 (Seventeen) percent from the cash resources amount, received as redemption of the bad accounts receivable of the Principal' subscribers;
- Remuneration payment is realized later than 5 days from the date of representation the statement by the agent provided for an Agreement.
term of rendering of service – from the moment of the Agreement signing up to 31.12.2004.

Deputy General Director ***A.A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

*Location: **66, Karasunskaya** Str., **Krasnodar, 350 000***
*The issuer's code: **00062-A***

*Date of the occurrence of the fact (event, action): **17.09.2003***
*Code of the fact (event, action): **1300062A17092003***

Southern Telecommunication Company" PJSC informs that at the meeting of its Board Of Directors held on 17.09.2003 the following resolutions were adopted (Protocol № 14 of 17.09.2003):

On the fifth item: "Approval the bargain having interested motives – Leasing Agreement of 27.02.1997 on leasing equipment of ATC-97 and Additional Agreement with "Stavtelecom named after Kuzminov V.I." PJSC.
Given bargain having interested motives – by the record day of the conclusion the Agreement of 27.02.1997 of lease equipment of ATC-97. The resolution on making the Leasing Agreement should be accepted by rules of the article 83 of the Federal Law of the Russian Federation "On Joint-Stock Companies" of 26.12.1995.However the bargain was not approved by the Board of Directors of "Electrosvyaz" of Stavropol Territory" properly, having considered the given issue the Board of Directors
DECIDED:
1. To approve the bargain having interested motives:
- Leasing Agreement of 27.02.1997 on delivery equipment of ATC-97, and Additional Agreement between "UTK" PJSC and "Stavtelecom named after Kuzminov V.I." PJSC on the following essential conditions:
- amount of lease payments - 15 rubles a month for one analog number of leasing equipment (without VAT) and 45 rubles for one ISDN number of leasing equipment (without VAT);
- subject of an Agreement - to return "Stavtelecom named after Kuzminov V.I." PJSC (Lessee) leasing of switching equipment for "UTK" PJSC (Lessor), list is applied to the Protocol (Appendix1);

On the sixth item: " Approval the bargain having interested motives - by the record day of the conclusion the Agreement of lease equipment of ATC-502 (ATC-97 extension) of 15.01.1999 and Additional Agreement with "Stavtelecom named after Kuzminov V.I." PJSC.
Given bargain having interested motives – by the record day of the conclusion Leasing Agreement of 15.01.1999 on leasing equipment. The resolution on making the Leasing Agreement should be accepted by rules of the article 83 of the Federal Law of the Russian Federation "On Joint-Stock Companies" of 26.12.1995. However the bargain was not approved by the Board of Directors of "Electrosvyaz" of Stavropol Territory" properly, having considered the given issue the Board of Directors
DECIDED:

1. ***To approve the bargain having interested motives:***
   - Leasing Agreement of15.01.1999 on delivery equipment of ATC-502 (ATC-97 extension) and Additional Agreement between "UTK" PJSC and "Stavtelecom named after Kuzminov V.I." PJSC on the following essential conditions:
   - amount of lease payments - 15 rubles a month for one analog number of leasing equipment (without VAT) and 45 rubles for one ISDN number of leasing equipment (without VAT);

- subject of an Agreement - to return "Stavtelecom named after Kuzminov V.I." PJSC (Lessee) leasing of switching equipment for "UTK" PJSC (Lessor), list is applied to the Protocol (Appendix1);

On the seventh item: " Approval the bargain having interested motives – the Agreement of lease communication line with "Stavtelecom named after Kuzminov V.I." PJSC , having considered the given issue the "UTK" PJSC' Board of Directors

DECIDED:

1. To approve the bargain having interested motives, - the Agreement of lease communication line between "UTK" PJSC and "Stavtelecom named after Kuzminov V.I." PJSC on the following essential conditions:

- subject of an Agreement - leasing "Stavtelecom named after Kuzminov V.I." PJSC' communication line;

- amount of lease payments for one line based on market price: 12 rubles (ex VAT

- term of leasing - till August, 01 2004

2. To work out Adhesion and Internetting of operators Agreement.

10 out 11 members of the Board take part in the absent voting.
Number of votes: "for" - 8 members, " abstained from voting " - 2 members. (Vasilyev M.B., Kulikov D.V.), "against"- non.

Deputy General Director *A.A. Litvinov*

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66, Karasunskaya*** *St.,* ***Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***6.08.2003***
Code of the fact (event, action): ***1800062A06082003***

UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol № 13 of 09.09.2003).

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain - 06.08.2003г.

Description of the bargain:

The Agreement of finance lease of personal assets № 899-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:
- amount of lease payments - 125 438 774,4 rubles (including VAT);
- subject of an Agreement – leasing of equipment of ATC 5ESS, list is applied to Protocol (Appendix 1);
term of leasing – 5 (five) years;
- term of delivery of the equipment - 3 quarter of 2003;
- right of property passes on to the lessee after settlement of all lease payments.

Deputy General Director ***A. A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66, Karasunskaya** St.,* ***Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***11.07.2003***
Code of the fact (event, action): ***1800062A11072003***

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №5 of 14.08.2003).

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain - 11.07.2003

Description of the bargain:

The Leasing Agreement №874-204/03 with "RTK-LEASING" OJSC on delivery equipment of the SDH for "Rostovelectrosvyaz" – branch of "UTK" PJSC, having interested motives".
On Agreement of finance lease of personal assets № 874-204/03 between "UTK" PJSC and "RTK-LEASING" OJSC, based on the market price amounting to 142 164 781,2 rubles (including VAT), based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.

The Leasing Agreement №874-204/03 of 11.07.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:
- amount of lease payments - 142 164 781,2 rubles (including VAT);
- subject of an Agreement - leasing of equipment of SDH Siemens, list is applied to the Protocol (Appendix 1);
term of leasing – 5 (five) years;
- term of delivery of the equipment - 3 quarter of 2003;
- right of property passes on to the lessee after settlement of all lease payments.

Deputy General Director ***A. A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66, Karasunskaya St., Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***14.08.2003***
Code of the fact (event, action): ***1800062A14082003***

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol № 13 of 09.09.2003).

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain - 14.08.2003г.

Description of the bargain:

The Leasing Agreement № 901-204/03 of 14.08.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:
- amount of lease payments - 17 743 514,4 rubles (including VAT);
- subject of an Agreement - leasing of equipment of SDH, list is applied to the Protocol (Appendix 1);
term of leasing – 5 (five) years;
- term of delivery of the equipment - 3 quarter of 2003;
- right of property passes on to the lessee after settlement of all lease payments.

Deputy General Director ***A. A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: 66, Karasunskaya St., Krasnodar, 350 000
The issuer's code: 00062-A

Date of the occurrence of the fact (event, action): 16.06.2003
Code of the fact (event, action): 1800062A16062003

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol № 13 of 09.09.2003).

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain - 16.06.2003.

Description of the bargain:

The Leasing Agreement № 731-204/03 (for "Electrosvyaz" of Stavropol Territiory – branch of "UTK" PJSC) with "RTK-LEASING" OJSC was concluded on the following essential conditions:
- amount of lease payments - 160 423 424,4 rubles (including VAT);
- subject of an Agreement - leasing of equipment of ATC S-12, list is applied to the Protocol (Appendix 1);
- term of leasing – 5 (five) years;
- term of delivery of the equipment - 3 quarter of 2003;
- right of property passes on to the lessee after settlement of all lease payments.

The Leasing Agreement № 733-204/03 (for "Karachaevo - Cherkesselectrosvyaz"– branch of "UTK" PJSC) with "RTK-LEASING" OJSC was concluded on the following essential conditions:
- amount of lease payments - 109 912 978,8 rubles (including VAT);
- subject of an Agreement - leasing of equipment of ATC S-12, list is applied to the Protocol (Appendix 1);
- term of leasing – 5 (five) years;
- term of delivery of the equipment - 3 quarter of 2003;
- right of property passes on to the lessee after settlement of all lease payments.

The Leasing Agreement № 734-204/03 (for "Rostovelectrosvyaz"– branch of "UTK" PJSC) with "RTK-LEASING" OJSC was concluded on the following essential conditions:
- amount of lease payments - 49 348 203,6 rubles (including VAT);
- subject of an Agreement - leasing of equipment of ATC S-12, list is applied to the Protocol (Appendix 1);
- term of leasing – 5 (five) years;

- term of delivery of the equipment - 3 quarter of 2003;
- right of property passes on to the lessee after settlement of all lease payments.

Deputy General Director ***A. A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66, Karasunskaya** Str.,* ***Krasnodar, 350 000***
The issuer's code: 00062-A

Date of the occurrence of the fact (event, action): ***05.08.2003***
Code of the fact (event, action): ***0700062A05082003***

"UTK" PJSC ' organ, which adopted the resolution on making a bargain: Board of Directors (Protocol №3 of 25.07.2003).

Full covenantor name:
Public Joint Stock Company "Alfa-Bank".
Place of location: 27, Kalanchevskaya Str., Moscow 107078
Postal address: Krasnaya Str., Krasnodar, 350 000

Date of making a bargain - 5.08.2003г.

Bargain description:

The Agreement on opening the credit-line between "UTK" PJSC and "Alfa-Bank" PJSC to the amount of 19 070 000 (nineteen millions seventy thousand) dollars for the term till January, 2007 with payment of interest for using resources no more than 15 % annual.
The Agreement of property pledge (communication equipment) balance cost 22 940 000 US dollars in a ruble equivalent.

Deputy General Director ***A.A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

*Location: **66, Karasunskaya Str., Krasnodar, 350 000***
The issuer's code: 00062-A

*Date of the occurrence of the fact (event, action): **6.08.2003***
*Code of the fact (event, action): **0700062A06082003***

"UTK" PJSC ' organ, which adopted the resolution on making a bargain: Board of Directors (Protocol №5 of 14.08.2003).

Full covenant or name:
Public Joint Stock Company "Commercial bank "Inkombank".
Place of location: 14/1, Nametkina Str., Moscow 117420
Postal address: 251a Lenina Str., Stavropol

Date of making a bargain - 6.08.2003г.

Bargain description:

The Agreement of lawsuit № A63-1049/99-C on paying back by the credit Agreement № 0004/B-98 of 25.02.1998, on which "UTK" PJSC is obliged to transfer to the suer property 7150 common registered book-entry shares of "StavTeleSot" CJSC, valued at USD$ 4 300 000 (four millions three hundred thousand) and to pay equivalent amount in roubles on conversion on exchange the Central Bank of the Russian Federation, fixed at date of the statement of the Agreement of lawsuit Arbitration court of Stavropol territory, USD$ 2700000 (two millions seven hundred thousand) during six month after the statement of the Agreement of lawsuit Arbitration court of Stavropol territory.

Deputy General Director ***A.A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66, Karasunskaya*** *Str.,* ***Krasnodar, 350 000***
The issuer's code: 00062-A

Date of the occurrence of the fact (event, action): ***8.08.2003***
Code of the fact (event, action): ***0700062A08082003***

"UTK" PJSC ' organ, which adopted the resolution on making a bargain: Board of Directors (Protocol №3 of 25.07.2003).

Full covenantor name:
Closed Joint Stock Company "International Moscow Bank".
Place of location: 9, Prechistinskaya nab, Moscow 119034
Postal address: 9, Prechistinskaya nab, Moscow 119034

Date of making a bargain - 8.08.2003.

Bargain description:

The Agreement of 08.08.2003 on credit granting in RUR between "UTK" PJSC and "International Moscow Bank « CJSC to the amount RUR 300 000 000 (three hundred millions) for the period 21 month, under 12,35 % annual.

Deputy General Director ***A.A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66, Karasunskaya*** *Str.,* ***Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***19.08.2003***
Code of the fact (event, action): ***0700062A19082003***

"UTK" PJSC ' organ, which adopted the resolution on making a bargain: Board of Directors (Protocol №5 of 14.08.2003).

Full covenantor name:
Public Joint Stock Company "Industrial –stroitelniy bank".
Place of location: 38, Nevskiy prospect, Sankt-Peterburg 191011
Postal address: 17/8 Konevskoy pereylok, Sankt-Peterburg 191014

Date of making a bargain - 19.08.2003г.

Bargain description:

The Credit Agreement with "Industrial –stroitelniy bank" PJSC Sankt-Peterburg to the amount of RUR 250 000 000 (two hundred fifty millions) no more than for 6 months, no more than under 14,5 interest annual, for updating current assets, and also bargain interrelated to it - the Agreement of pledge of the switching equipment, mentioned in the Appendix 1 to the Agreement of pledge , depreciated cost no more than RUR 300 000 000 (three hundred millions).

Deputy General Director ***A.A. Litvinov***

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66, Karasunskaya*** *Str.,* ***Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***28.07.2003***
Code of the fact (event, action): ***0700062A28072003***

"UTK" PJSC ' organ, which adopted the resolution on making a bargain: Board of Directors (Protocol №3 of 25.07.2003).

Full covenantor name:
JOINT-STOCK COMMERCIAL SAVINGS BANK OF THE RUSSIAN FEDERATION (PUBLIC JOINT STOCK COMPANY).
Place of location: 19,Vavilova, Moscow 117997.
Postal address: 65, Gimnazichesskaya, Krasnodar 350000.

Date of making a bargain - 28.07.2003.

Bargain description:

"UTK" PJSC with Joint-Stock Commercial Savings Bank of the Russian Federation concluded the Agreement of 28.07.2003 to the amount of RUR 200 millions for the period 1 month not more than on 15% annual.

Deputy General Director ***A.A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
Location: ***66, Karasunskaya Str., Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***11.06.2003***
Code of the fact (event, action): ***0500062A11062003***

Shareholder: Closed Joint-Stock Company "ABR AMRO BANK A. O." – nominal holder
Location: 17/1 Bolshaya Nikitskaya** Str., **Moscow, 103009
Postal address: 17/1 Bolshaya Nikitskaya** Str., **Moscow, 103009

Share in the charter capital before change: 4,99 %
Share in the charter capital after change: 5,03%
Date of change: 11.06.2003

Deputy General Director ***A.A.Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66, Karasunskaya*** *Str.,* ***Krasnodar, 350 000***
The issuer's code: 00062-A

Date of the occurrence of the fact (event, action): ***9.09.2003***
Code of the fact (event, action): ***13000062A09092003***

"Southern Telecommunication Company" PJSC informs that at the meeting of its Board Of Directors held on 9 September 2003 the following resolutions were adopted (Protocol № 13 of 09.09.2003)

On the first item: "Approval the bargain having interested motives – Leasing Agreement №899-204/03 with "RTK-LEASING"OJSC on delivery of ATC 5ESS equipment for "Electrosvyaz" of Stavropol Territory" – branch of "UTK" PJSC, considered the state documents was adopted Board of Directors :
1. To determine the price of Agreement amounting 125 438 774,4 rubles (including VAT), based on market price of gross leasing rate 19,42percent per annum (with an allowance for additional expenditure and remunerations) without insurance.

2. To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 899-204/03 with "RTK-LEASING" OJSC – on the following essential conditions:
- amount of lease payments - 125 438 774,4 (including VAT);
- subject of an Agreement – leasing of ATC 5ESS equipment, list is applied to the Protocol (Appendix 1)
- ***term of leasing – 5 years;***
  - term of delivery of the equipment - 3 quarter of 2003;
  - right of property passes on to the lessee after settlement of all lease payments.

Number of votes: "IN FAVOR" - 7 members, "AGAINST"- 2 members. (Vasilyev M.B., Kulikov D.V.), "ABSTAINED FROM VOTING" - non.

On the second item: " Approval the bargain having interested motives – Leasing Agreement №901-204/03 with "RTK-LEASING"OJSC on delivery of SDH equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, considered the state documents was adopted Board of Directors :
1. To determine the price of Agreement № 901-204/03 with "RTK-LEASING"OJSC amountining 17 743 514,4 rubles (including VAT), based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.
2. To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 901-204/03 of 14.08.2003 with "RTK-LEASING" OJSC – on the following essential conditions:
- amount of lease payments - 17 743 514,4 rubles (including VAT);
- subject of an Agreement – leasing of SDH equipment, list is applied to the Protocol (Appendix 1);
- term of leasing - 5 years;
- term of delivery of the equipment - 3 quarter of 2003;

- *right of property passes on to the lessee after settlement of all lease payments.".*

Number of votes: "IN FAVOR" - 7 members, "AGAINST"- 2 members. (Vasilyev M.B., Kulikov D.V.), "ABSTAINED FROM VOTING - non.

On the third item: "Approval the bargain having interested motives - change №1 of Leasing Agreement №731-204/03 03 with "RTK-LEASING"OJSC on delivery of ATC S12 equipment for "Electrosvyaz" of Stavropol Territory" – branch of "UTK" PJSC, considered the state documents was adopted Board of Directors:
1. To determine the price of Agreement №731-204/03 with "RTK-LEASING"OJSC amounting 160 423 424,4 rubles (including VAT), based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.
2. To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 731-204/03 (for "Electrosvyaz" of Stavropol Territory" – branch of "UTK" PJSC) with "RTK-LEASING" OJSC – on the following essential conditions:
- amount of lease payments - 160 423 424,4 rubles (including VAT);
- subject of an Agreement - leasing of ATC S-12 equipment, list is applied to the Protocol (Appendix 1);
- term of leasing - 5 years;
- term of delivery of the equipment - 3 quarter of 2003;
- right of property passes on to the lessee after settlement of all lease payments.".

Number of votes: "IN FAVOR" - 7 members, "AGAINST"- 2 members. (Vasilyev M.B., Kulikov D.V.), "ABSTAINED FROM VOTING - non.

On the fourth item: " Approval the bargain having interested motives - change №1 of Leasing Agreement №733-204/03 with "RTK-LEASING"OJSC on delivery of ATC S12 equipment for "Karachaevo - Cherkesskelectrosvyaz" – branch of "UTK" PJSC, considered the state documents was adopted Board of Directors:
1. To determine the price of Agreement № 733-204/03 with "RTK-LEASING"OJSC amounting 109 912 978,8 rubles (including VAT), based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.
2. To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 733-204/03 (for "Karachaevo - Cherkesskelectrosvyaz" – branch of "UTK" PJSC) with "RTK-LEASING" OJSC – on the following essential conditions:
- amount of lease payments - 109 912 978,8 rubles (including VAT);
- subject of an Agreement - leasing of ATC S-12 equipment, list is applied to the Protocol (Appendix 1);
- term of leasing - 5 years;
- term of delivery of the equipment - 3 quarter of 2003;
- right of property passes on to the lessee after settlement of all lease payments..

Number of votes: "IN FAVOR" - 7 members, "AGAINST"- 2 members. (Vasilyev M.B., Kulikov D.V.), "ABSTAINED FROM VOTING - non.

On the fifth item: " Approval the bargain having interested motives - change №1 of Leasing Agreement №734-204/ with "RTK-LEASING"OJSC on delivery of ATC S12 equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC, considered the state documents was adopted Board of Directors:
1. To determine the price of Agreement № 734-204/03 with "RTK-LEASING"OJSC amounting 49 348 203,6 rubles (including VAT), based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.
2. To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 734-204/03 (for "Rostovelectrosvyaz "– branch of "UTK"

PJSC) with "RTK-LEASING" OJSC – on the following essential conditions:
- amount of lease payments - 49 348 203,6 rubles (including VAT);
- subject of an Agreement - leasing of ATC S-12 equipment, list is applied to the Protocol (Appendix 1);
- term of leasing - 5 years;
- term of delivery of the equipment - 3 quarter of 2003;
- right of property passes on to the lessee after settlement of all lease payments..

Number of votes: "IN FAVOR" - 7 members, "AGAINST"- 2 members. (Vasilyev M.B., Kulikov D.V.), "ABSTAINED FROM VOTING - non.

Chairman of Board of Directors V.E.Belov does not take part in voting, as the interested person.

Deputy General Director *A. A. Litvinov*

NOTICE
OF THE MATERIAL FACT
"INFORMATION ON BOND ISSUE"

1. Full and abbreviated registered names of the Issuer.
Public Joint Stock Company "Southern Telecommunications Company" /"UTK" PJSC

2. Location of the Issuer.
Head quarters: 66, Karasunskaya Str., Krasnodar, 350000
Postal address: 66, Karasunskaya Str., Krasnodar, 350000
Contact phone: (8612) 53-20-56
Fax: (8612) 53-19-69

3. The Issuer's tax-payer identification number.
INN 2308025192

4. The Issuer's unique code assigned by the registering authority.
The Issuer's Code 00062-A

5. Code of the material fact.
0500062A21102003

6. Internet site used by the Issuer for publishing notifications of material facts.
www.stcompany.ru

7. Name of print periodicals used by the Issuer for publishing notifications of material facts.
Newspapers "Vedomosti" and/or "Kommersant" and/or "Izvestiya" and/or "Rossiyskaya gazeta"

8. Material fact containing the information on state registration of the Report on the results of securities' issue (additional issue) includes the following additional information

Kind, category (type), series and other identification characteristics of the securities.
Kind of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Full name of the securities issue: ***series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody***
Form of the bonds:
documentary pay-to-bearer

- State registration number of the securities issue (additional issue) and date of state registration.
4-05-00062-A

- State registration authority.
Federal Commission on Securities' Market of the Russian Federation

- Amount of distributed securities and face value of each security.
1 500 000 (one million five hundred thousand) units, 1 000 (One thousand) rubles

- Share of actually placed securities;
100 (one hundred) percent

Total par value of the bond issue (additional issue): ***1 500 000 000 (one billion five hundred million) rubles***

- Form of the bond placement.
Public offering

- Actual launch and expiry dates of the bond placement.
18 September 2003 (launch and expiry dates of the bond placement coincide)

- Maturity date (for the Issuer's bonds and options).
14 September 2006

- Fact of registration (failure of registration) of the Emissive prospect simultaneously with state registration of these securities' issue (additional issue) as well as fact of signing the Emissive prospect by the financial consultant in the securities' market.
The Emissive prospect of the bond issue is registered and signed by the Issuer's Financial Consultant.

- In case the Emissive prospect is registered – procedure of providing access to the information contained in the Report on the results of securities' issue (additional issue) including address of Internet site on which the text of the Report on the results of securities' issue (additional issue) is presented.
Starting from the date of notice of state registration of the Report on the results of the bond issue by the Issuer, all the persons concerned can familiarize themselves with the Report on the results of the bond issue and obtain a copy of the Report as well as familiarize themselves with the Resolution on the bond issue and the Emissive prospect of the bond issue and obtain a copy of the Resolution on the bond issue and the Emissive prospect of the bond issue at the following addresses:

Public Joint Stock Company "Southern Telecommunications Company"
Head quarters: Россия, 66, Karasunskaya Str., Krasnodar, 350000
Postal address: 66, Karasunskaya Str., Krasnodar, 350000
Phones: (8612) 53-20-30, 53-02-07
Fax: (8612) 53-19-69
Internet site: www.stcompany.ru

"Renaissance Broker" Ltd.
Head quarters: 4th floor, Usadba-Center, 22, Voznesenskiy pereulok, Moscow, Russia, 103009
Postal address: 4th floor, Usadba-Center, 22, Voznesenskiy pereulok, Moscow, Russia, 103009
Phone: (095) 258-77-77 Факс: (095) 258-77-78
Internet site: www.rencap.com

CJSC "Renaissance Capital"
Head quarters: 4th floor, Usadba-Center, 22, Voznesenskiy pereulok, Moscow, Russia, 125009
Postal address: 4th floor, Usadba-Center, 22, Voznesenskiy pereulok, Moscow, Russia, 125009
Phone: (095) 258-77-77 Fax: (095) 258-77-78
Internet site: www.rencap.com

Open Joint Stock Company "Promyshlenno-stroitelniy bank"
Head quarters: 38, Nevskiy prospect, Saint-Petersburg, Russia, 191011
Postal address: 17/18 Kovenskiy pereulok, Saint-Petersburg, Russia, 191014
Phone: (812) 329-81-98, 329-81-63 fax: (812) 329-81-98
Internet site: www.icbank.ru

- In case the Emissive prospect is signed by financial consultant in the securities market – full and abbreviated registered names of the financial consultant in the securities market, its location.
CJSC "Renaissance Capital"
Head quarters: 4th floor, Usadba-Center, 22, Voznesenskiy pereulok, Moscow, Russia, 125009
Postal address: 4th floor, Usadba-Center, 22, Voznesenskiy pereulok, Moscow, Russia, 125009
Phone: (095) 258-77-77 Fax: (095) 258-77-78
Internet site: www.rencap.com

- Date of the state registration of the Report on the results of securities' issue (additional issue);
21 October 2003

- State registration authority.
Federal Commission on Securities' Market of the Russian Federation

Deputy General Director A. A. Litvinov

21 October 2003 Seal

File N 333-86928

APPROVED
By the Board of Directors of "UTK" PJSC
Minutes № 4 of 13.08.2003
Chairman of the Board of Directors V.E.Belov____________

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: II quarter of 2003

Public Joint-Stock Company "Southern Telecommunications Company"

The Issuer's code: 00062-A

Head quarters: 66, Karasunskaya St., Krasnodar
Postal address: 66, Karasunskaya St., Krasnodar, 350000

Information contained in this quarterly report shall be made public in accordance with legislation of the Russian Federation on securities

General Director V.L. Gorbachev____________________

Chief Accountant T.V. Rusinova ________________
13.08.2003

Contact person: ***Ivan Ivanovich Ignatenko***
Acting Director of Securities Department
Phone *(8612) 53-02-07* Fax: *(8612) 53-19-69*
E-Mailing: *ocb@Mailing.stcompany.ru*

Открытое акционерное общество "Южная телекоммуникационная компания"
ИНН 2308025192

УТВЕРЖДЕН
Совет директоров ОАО "ЮТК"
Протокол №4 от 13.08.2003

Председатель Совета директоров Белов В.Е. ____________
(подпись)
М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: II квартал 2003 г

Открытое акционерное общество "Южная телекоммуникационная компания"

Код эмитента: 00062-А

Место нахождения: 350000, г. Краснодар, ул. Карасунская, 66
Почтовый адрес: 350000, г. Краснодар, ул. Карасунская, 66

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор В.Л. Горбачев ____________
(подпись)

Главный бухгалтер Т.В. Русинова ____________
(подпись)

13.08.2003

(М.П.)

Контактное лицо: *Игнатенко Иван Иванович*
И.о. директора департамента ценных бумаг
Тел.: *(8612) 53-02-07* Факс: *(8612) 53-19-69*
Адрес электронной почты: *ocb@mail.stcompany.ru*

A. Information about the Issuer.

9. **Issuer's full registered name:**
Public Joint-Stock Company "Southern Telecommunications Company"

10. **Abbreviated name:**
PJSC "UTK"

11. **Information about the changes in the Issuer's name and legal-organizational form.**
Public Joint-Stock Company "Southern Telecommunications Company"
PJSC "UTK"
Registered: *28.06.2001*

Public Joint-Stock Company "Kubanelectrosvyaz"
PJSC "Kubanelectrosvyaz"
Registered: *6.06.1996*

Open-type Joint-Stock Company "Kubanelectrosvyaz"
OJSC "Kubanelectrosvyaz"
Registered: *20.05.1994*

Present-day name was registered on *28.06.2001*

12. **Information about the Issuer's state registration and licenses.**
Date of the Issuer's state registration: *20.05.1994*
Certificate of state registration number: *№ 186-p*
Registered by: *the Krasnodar Territory Government*

Licenses:
Number: *3035*
Date of issue: *4.11.1996*
Valid till: *1.10.2004*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering telecommunication services*

Number: *15692*
Date of issue: *8.09.2000*
Valid till: *8.09.2003*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering paging services*

Number: *17012*
Date of issue: *25.01.2001*
Valid till: *25.01.2006*
Issued by: *Ministry of Communications of the Russian Federation.*

Activity category: ***Rendering mobile wireless communication services***

Number: ***4031***
Date of issue: ***19.11.1999***
Valid till: ***19.11.2004***
Issued by: ***Federal Television and Radio Broadcast Service***
Activity category: ***Radio broadcasting***

Number: ***2169***
Date of issue: ***28.06.2000***
Valid till: ***28.06.2005***
Issued by: ***Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation***
Activity category: ***Publishing business***

Number: *GS-3-23-02-22-0-2308025192-001425-4*
Date of issue: ***12.04.2002***
Valid till: ***12.04.2007***
Issued by: *State Committee of the Russian Federation for Construction and Housing and Communal Services*
Activity category: *Construction of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: *GS-3-23-02-21-0-2308025192-001423-4*
Date of issue: ***12.04.2002***
Valid till: ***12.04.2007***
Issued by: *State Committee of the Russian Federation for Construction and Housing and Communal Services*
Activity category: *Design of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: ***23899***
Date of issue: ***04.10.2002***
Valid till:***04.10.2012***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing services of local and inter-zonal telephony*

Number: ***24059***
Date of issue: ***24.10.2002***
Valid till: ***24.10.2007***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing telegraph services*

Number: ***24058***

Date of issue: ***24.10.2002***
Valid till: ***24.10.2007***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing services of domestic and international long- distance telephony*

Number: ***24076***
Date of issue: ***31.10.2002***
Valid till: ***31.10.2007***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: ***Providing*** *services of wireless radio communication with mobile objects*

Number: ***24062***
Date of issue: ***24.10.2002***
Valid till: ***24.10.2005***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing radio paging services*

Number: ***24056***
Date of issue: ***24.10.2002***
Valid till: ***24.10.2007***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing data transmission services*

Number: ***24060***
Date of issue: ***24.10.2002***
Valid till: ***24.10.2007***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Offering communication channels for lease*

Number: ***24057***
Date of issue: ***24.10.2002***
Valid till: ***24.10.2007***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing* telematic services

Number: ***24807***
Date of issue: ***31.10.2002***
Valid till: ***31.10.2007***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Broadcasting sound programs via wired radio network*

Number: ***2251***

Date of issue: ***01.08.1996***
Valid till: ***01.08.2006***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: ***Providing telecom services in the territory of the Russian Federation***

Number: ***11030552***
Date of issue: ***06.02.2002***
Valid till: ***06.02.2005***
Issued by: ***Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory***
Activity category***: Installation, adjustment, repair and technical maintenance of fire safety equipment and fire-protection systems***

Number: ***11030553***
Date of issue: ***06.02.2002***
Valid till: ***06.02.2005***
Issued by: ***Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory***
Activity category***: Working out measures for fire safety and consulting on fire-protection systems***

Number: ***11030554***
Date of issue: ***06.02.2002***
Valid till: ***06.02.2005***
Issued by: ***Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory***
Activity category***: Training on measures for fire safety***

13. **Tax-payer identification number:**
2308025192

14. **The Issuer's sectional belonging.**
Codes OKONH:
52300

15. **Head quarters, postal address and contact numbers:**
Head quarters: ***66, Karasunskaya St., Krasnodar***
Postal address: ***66, Karasunskaya St., Krasnodar, 350000***
Tel: ***(8612) 53-20-56*** Fax: ***(8612) 53-19-69***
E-Mailing: *ocb@Mailing.stcompany.ru*

16. **Information about the Issuer's auditor.**
Name: ***Closed Joint Stock Company " Ernst and Young Vneshaudit"***
Location: ***Moscow Russia***
INN: *7717025097*
Mailing address: ***20/12 Podsosenskiy pereulok, Moscow,103062***
Tel: ***(095) 917-33-06*** Fax: ***(095) 917-24-10***
E-Mailing : ***lobachov@eycis.com***

Information about the auditor's license:
Number: ***E003246***
Date of issue: ***17.01.2003***
Valid till: 17.***01.2008***
The license is issued by***: Ministry of Finance of the Russian Federation***

17. Information about the organizations that record the rights to the Issuer's securities.

Registrar:
Name: ***Closed Joint-Stock Company "Registrator-Svyaz"***
Location: 27, Presnenskiy Val St., Moscow, 123557
Mailing address: ***Mailing box 45, 15 "A", Kalanchevskaya Str., Moscow, 107078***
Tel: ***(095) 933-42-21*** Fax: ***(095) 933-42-21***
E-Mailing : ***regsw@asvt.ru***

License:
Number: ***10-000-1-00258***
Date of issue: ***1.10.2002***
Valid till: ***Unlimited***
The license is issued by: ***Federal Commission on Securities' Market of the Russian Federation***

This Registrar has been keeping the Issuer nominal securities' register since: ***1.07.2002***

Centralized deposit of the issued securities did not take place during the reporting quarter.

18. The Issuer's depositary.

Does not exist

19. The Issuer's shareholders

Total shareholders' number: *27 907*

Shareholders owning more than 5% of the Issuer's authorized capital:

19.1. Name: ***Open Joint Stock Company "Investment Communications Company" (Svyazinvest)***
Location: ***55/2, Pluschikha St., Moscow , 119121***
Mailing address: ***55/2, Pluschikha St., Moscow , 119121***
The Issuer's authorized capital share: ***38,16 %***
Shareholders(participants) owning not less than 25% of the charter capital of the Issuer's shareholder:

19.1.1 Name: ***Ministry of Property Relations of the Russian Federation***
Location***: 9, Nickolski per., Moscow 103685***
Mailing address: ***9, Nickolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsom Limited***
Location***: 3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Mailing address: ***9,Dmitrovskiy pereulok, Moscow, 103 031***
The shareholder's charter capital share: ***25% + 1***

19.1.3 Name: ***Russian Fund of Federal Property***
Location***: 9, Leninski prospect, Moscow, 117 049***
Mailing address: ***9, Leninski prospect, Moscow, 117 049***
The shareholder's charter capital share: ***25%***

19.2.Name: ***Closed Joint Stock Company "Depositary and Clearing Company"(nominal holder)***
Location: ***building 4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mailing address: ***building 4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The Issuer's authorized capital share: ***14.41 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the Issuer's shareholder:

19.2.1. Name: ***Non-commercial partnership "Depositary and Clearing Company"***
Location: ***building 4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mailing address: ***building 4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The shareholder's charter capital share: ***50.01 %***

19.2.2. Name: ***Joint Stock Commercial bank "Rosbank"***
Location: ***11, Mashi Poryvaevoy St., Moscow, 107078***
Mailing address: ***Mail box 208, 11, Mashi Poryvaevoy St., Moscow,*** 107078
The shareholder's charter capital share: ***28.26 %***

19.3 Name: ***"ING Bank (Euroasia)" Closed Joint Stock Company (nominal holder)***
Location: ***31, Krasnaya Presnya, Moscow, 123022***
Mailing address: ***31, Krasnaya Presnya, Moscow, 123022***
The Issuer's authorized capital share: ***10.46% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the Issuer's shareholder:
do not exist

19.4 Name: ***Commercial bank "J.P. Morgan Bank International"(Limited)***
Location***: 2/1 Paveletskaya ploschad, Moscow***
Mailing address: ***2/1 Paveletskaya ploschad, Moscow***
The shareholder's charter capital share: ***5.48% (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the Issuer's shareholder: ***do not exist***

19.5 Name: ***Closed Joint-Stock Company 'ABN Amro Bank A.O."***
Location***: 17/1, Bolshaya Nikitskaya Str., Moscow, 103 009***
Mailing address: ***17/1, Bolshaya Nikitskaya Str., Moscow, 103 009***
The shareholder's charter capital share: ***5.1% (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the Issuer's shareholder: ***do not exist***

20. The Issuer's management structure.

Top governing body of the Issuer is a General Shareholders' Meeting.

Board of Directors is a collective governing body exercising general management of the Company's activity. Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting. The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution may be approved only in regard to all members of the Company's Board of Directors simultaneously. In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.

Management Board is a collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.

Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director has the right to adopt resolution on early termination of powers of the members of the Management Board.

General Director is the personal executive power exercising management of the Company's current activity. General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter. General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Agreement with him

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

1) *making amendments and supplements to the Company's Charter and approving the Charter's new edition (except the cases falling under the Federal Law "On Joint-Stock Companies" to be voted in favour of them by 3/4 of voting shareholders present at the Meeting);*

2) *the Company's reorganization that shall be voted in favor of it by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;*

3) *the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final) that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;*

4) *election of the Board of Directors' members by a cumulative voting;*

5) *early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;*

6) *determining quantity, nominal value, category (type) of the Company's declared shares and rights given to their holders that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;*

7) *increase of the Company's charter capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;*

8) increase of the Company's charter capital by distribution of additional shares by means of public subscription, should the number of additional shares exceed 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

9) increase of the Company's charter capital by distribution of additional shares by means of private subscription, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

10)reduction of the Company's charter capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

11)election of the members of the Company's Auditing Commission and early termination of their terms of reference that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

12)approving the Company's auditor, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

13)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses including dividend payment that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

14)procedure for conducting a General Shareholders' Meeting, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

16)taking decision on conclusion of contracts, when there is a self-interest in such contracts, in accordance with Article XI of the Federal law "On Joint Stock Companies";

17)taking decision on concluding large bargains dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value exceeding 50 percent of the balance sheet assets as at the last reported date excluding the bargains to be concluded in the process of the Company's current activity or connected with the distribution by subscription of the Company's common shares and distribution of the issued securities transferable into the Company's common shares, that shall be voted in favor of them by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

18)participating in holdings, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

19) approving internal regulations on functions of the Company's organs, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

20) distribution of the Company's bonds and other emissive securities transferable into shares if they are distributed by means of private subscription or public subscription, in case the bonds (emissive securities) can be transferred into the Company's common shares exceeding 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

21)reimbursement of the expenses for preparing and conducting an Extraordinary Shareholders' Meeting by the Company in case the Board of Directors violated the current

legislation of the Russian Federation and had not approved the resolution on calling an Extraordinary General Shareholders' Meeting and such Meeting was called by other persons. The resolution shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;
22) release of a person who on his own or together with his affiliated persons acquired over 30 percent the Company's registered common shares from obligations to purchase shares from other Company's shareholders, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting with the exception of the votes held by this person or his affiliated persons;
23) delegation of the authority of the Company's individual executive power to the managing organization or the manager , that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;
24) other matters stipulated by the Federal law "On Joint Stock Companies" and the present Charter.

General Shareholders' Meeting shall have the right to take decision on issues set forth in subparagraphs 2,7,8,9,15-19,23 of the present Charter only upon the presentation of the Board of Directors. Other persons entitled by the current legislation of the Russian Federation to introduce proposals into the agenda of an Annual or Extraordinary General Shareholders' Meeting shall not require from the Board of Directors introduction of the mentioned issues into the Meeting's agenda.
General Shareholders' Meeting shall not be entitled to consider and take decisions on matters outside its competence pursuant to the Federal Law "On Joint Stock Companies".

Board of Directors' terms of reference according to the Company's Charter:

1) *Determining the priority directions of the Company's activity including approval of annual budgets, business-plans, the Company's strategies and development programs, making alterations in these documents and considering the results of their realization;*
2) *Preliminary approval of transactions exceeding the limits of the Company's annual budget;*
3) *Calling Annual and Extraordinary General Shareholders' Meetings except for the cases specified in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";*
4) *Approval of a General Shareholders' Meeting's agenda;*
5) *Setting record date for shareholders entitled to participate in a General Shareholders' Meeting and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;*
6) *Preliminary approval of the Company's annual report;*

7) increase of the Company's charter capital by distribution of additional shares not exceeding the number of declared shares specified by the present Charter except for the matters pursuant to subparagraphs 8,9 of paragraph 12.2. hereof;
8) distribution of the Company's bonds and other emissive securities not transferable into the Company's shares under the terms of their distribution;
9) distribution of the Company's bonds and other emissive securities transferable into shares if the aforesaid bonds (emissive securities) shall be distributed by means of public subscription, and the bonds (emissive securities)may be transferred into the Company's common shares

constituting no more than 25 percent of the Company's common stock having already been distributed;

10) determining property value, price of placement and repurchase of the emissive securities in cases specified by the Federal Law "On Joint-Stock Companies";

11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption;

12) acquisition of the Company's registered shares, bonds and other securities;

13) approving the Company's Registrar and terms of the Agreement with it, cancellation of the Agreement with the Registrar;

14) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;

15) allocation of the Company's reserve and other funds;

16) supervision of internal control procedures;

17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor and the amount payable to the Auditor for its services;

18) approval of the Statute on the Company's branch establishment executing internal control functions, approval of candidate to be appointed head of a branch, considering other issues to be approved by the Board of Directors pursuant to the Statute on the Company's branch establishment

19) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 0.5 – 25 percent of the Company's balance sheet assets at the last reported date;

20) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 25 – 50 percent of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity, the transactions connected with distribution of the Company's common shares by means of subscription (sale), and transactions connected with distribution of the emissive securities transferable into the Company's common shares;

21) approving transaction when there is a self-interest in them in cases specified by the Part XI of the Federal Law "On Joint-Stock Companies";

22) approval of the Company's organizational structure including the main functions of branch establishments;

23) establishing the Company's branches and representative offices and their liquidation, approving Statutes on branches and representative offices;

24) preliminary approving candidates to be appointed Directors of a branch or representative office and their dismissal;

25) approval of annual budgets, development strategies and programs, making alterations in these documents and considering the results of their realization;

26) appointing the Company's personal executive organ (General Director), determining his term of office and early cessation of his powers;

27) electing (reelecting) the Board of Director's Chairman and the Vice-chairman;

28) formation of the Company's collective executive organ (Management Board), determining its term of office and pre-term cessation of powers of the members of the Management Board;

29) *approval of holding of more than one appointment in the administration of other organizations by the person acting as individual executive organ, members of the Management Board;*
30) *permitting the person acting as individual executive organ to hold office of profit in other organizations pluralistically;*
31) *formation of standing or interim committees of the Board of Directors, approval of their Statutes;*
32) *appointment and dismissal of the Company's Corporate Secretary, approval of Statute on the machinery of the Company's Corporate Secretary;*
33) *approving terms of contracts (additional agreements), concluded with General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; examining cases to be approved by the Board of Directors in accordance with the aforesaid contracts;*
34) *approving resolutions on the Company's participation (joining as a participant, termination of participation, change of share holding) in other organizations by means of selling and buying the shares of other organizations as well as by contributing to their legal capitals;*
35) *approving resolutions on the Company's participation in non-commercial organizations, except for the cases stipulated by subparagraph 18 of paragraph 12.2. hereof, by joining as a participant, termination of participation, bringing additional contributions (fees) in relation to the Company's participation in non-commercial organizations;*
36) *approving resolutions on the agenda issues of General Shareholders' Meetings of the Company's associated companies (supreme governing bodies of other organizations) in which the Company is the sole participant;*
37) *determining the order of the Company's cooperation with organizations in which the Company is a shareholder;*
38) *approval of the internal document on disposal (making public) of information about the Company;*
39) *approval of other than stipulated in paragraph 13.4 hereof internal regulations on the issues falling within the competence of the Company's Board of Directors except for the issues to be approved by the General Shareholders' Meeting or the Company's executive organs pursuant to the Company's Charter;*
40) *other issues specified by the Federal Law "On joint-stock companies" and the present Charter.*

Issues falling into the exclusive competence of the Board of Directors, shall not be delegated for decision to collective or individual executive body of the Company.

Individual and collective executive organs' terms of reference according to the Company's Charter:

1) *working out proposals on the main directions of the Company's activities including draft budgets, business plans, strategies and development programs, suggestions on making corrections in the aforementioned documents;*
2) *approving the internal control procedures;*
3) *developing the Company's social and personnel policy;*
4) *approving internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;*

5) preparing materials and draft resolutions on issues to be approved by a General Shareholders' Meeting, Board of Directors and filing materials to the committees of the Board of Directors;
6) organizational and technical support of the activity of the Company bodies;
7) developing technical, economic, financial and tariff policy of the Company and its branches.
8) developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;
9) determining the methodology of planning, budgeting and controlling of the Company and its branches;
10)developing security policy of the Company and its branches;
11)determining the procedure of allotting assets to a branch and withdrawing the assets owned by a branch;
12)determining the quantitative structure of the branches' collective executive bodies, appointing their members, pre-term cessation of their powers approving Statute on the collective executive organ of a branch;
13)preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions;
14)approving terms of contracts (additional agreements), concluded with the members of the collective executive organs of the branches, deputy directors, chief accountants of the branches and representative offices, examining issues to be approved by the Management Board in accordance with the aforesaid contracts;
15)approving interim (quarterly) budgets of the branches, making alterations in the aforementioned documents;
16)analysis of the results of the Company's structural units including separate ones and working out mandatory instructions on improvement of their activity;
17)approving internal document regulating the issues referred to the competence of the Company's Management Board excluding the documents to be approved by a General Shareholders' Meeting and the Board of Directors.

The executive organs' terms of reference cover management of the Company's current activities with the exception of the questions referred to the sole competence of the General Shareholders' Meeting and the Company's Board of Directors.
The Company's executive organs ensure realization of the resolutions approved by the Company General Shareholders' Meeting and Board of Directors.

Management Board has the right to adopt resolutions on other issues of the Company's current activities on the instructions of the Company's Board of Directors or by proposal of the General Director.

21.Members of the Issuer's Board of Directors (supervisory board) .

Board of Directors
Chairman: ***Vadim Yevgenyevich. Belov***

Members of the Board of Directors:
Vadim Yevgenyevich Belov

Date of birth: ***1958***

Posts held during the last 5 years:
Period: ***1998 – 1999***
Company: ***"SPK Capital Limited "***
Scope of activity: ***Management***
Post: ***Managing director of the Moscow Agency***

Period: ***1999--present time***
Company: ***"Central Telecommunications Company" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Kirovelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999-2002***
Company: ***"Volgogradelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999-2002***
Company: ***"Electrosvyaz" OJSC, Stavropol Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999-2002***
Company: ***"Uralsvyazinform" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director***

Period: ***1999-2000***
Company: ***"Electrosvyaz" OJSC, Primorski Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Participation in governing bodies***

Post: ***Chairman of the Board of Directors***

Period: ***2000 – present time***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Management***
Post: ***Member of the Management Board***

Period: ***2000-present time***
Company: ***"Rostelecom" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Uraltelecom" OJSC, Sverdlovsk Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Sibirtelecom" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001-2001***
Company: ***"Electrosvyaz" OJSC, Novosibirsk Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Electrosvyaz" OJSC, Rostov Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***Non-governmental Pension Fund "Rostelecom-Garantiya"***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of the Fund***

Period: ***2002-2003***
Company: ***AKB "Svyaz-Bank"***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: *2002-present time*
Company: *"North-Western Telecom" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: *Member of the Board of Directors*

Period: *2002-2003*
Company: *"RTC-Invest" CJSC*
Scope of activity: ***Participation in governing bodies***
Post: *Chairman of the Board of Directors*

Period: *2002-present time*
Company: *"Central Telegraph" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *NP "Research Center of Telecommunications Development"*
Scope of activity: ***Participation in governing bodies***
Post: *Chairman of the Board of the Partnership*

Period: *2002-present time*
Company: *"RTC-Leasing" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: *Member of the Board of Directors*

Period: *2002-2002*
Company: *"Chelyabinsksvyazinform" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Uralsvyazinform" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: *Chairman of the Board of Directors*

Period: *2002-present time*
Company: *Non-governmental Pension Fund "Telecom-Soyuz"*
Scope of activity: ***Participation in governing bodies***
Post: *Member of the Board of the Fund*

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***966 059.87***
Commission (RUR): ***0***

Other property provisions (RUR): *0*
Total (RUR): ***966 059.87***

Stanislav Petrosovich Avdiyants

Date of birth: ***1946***

Posts held during the last 5 years:
Period: ***1998 – 1999***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Financing and planning***
Post: ***Deputy head of the Service for Economics and Finances***

Period: ***1999--2000***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Financing and planning***
Post: ***Deputy Director of the Economic Forecasting and Consolidated Planning Service***

Period: ***1999--2000***
Company: ***"Electrosvyaz" OJSC, Kostroma Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999--2000***
Company: ***"Ekaterinburgskaya telefonnaya set" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999--2001***
Company: ***"Svyazinform" OJSC, Chuvashia Republic***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2000--2002***
Company: ***"Rostelecom" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2000--2001***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Financing and planning***
Post: ***Chief executive- Director of the Economic Forecasting and Consolidated Planning Department***

Period: ***2000--2002***

Company: ***"Electrosvyaz" OJSC, Kostroma Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001—present time***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Financing and planning***
Post: ***Chief executive- Director of the Economic Planning and Tariff Policy Department***

Period: ***2001-2003***
Company: ***"Kostromskaya GTS" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-2002***
Company: ***"Central Telegraph" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-2002***
Company: ***"Magadansvyazinform" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Rostelecom" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Central Telecommunications Company" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***722 930.67***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***

Total (RUR): *722 930.67*

Mikhail Borisovich Vasilyev
Date of birth: ***1954***

Posts held during the last 5 years:
Period: ***1996 –present time***
Company: ***Representative office of the company "NCH Advisors, Inc" in Saint Petersburg***
Scope of activity: ***Management***
Post: ***Director***

Period: ***2001-present time***
Company: ***"Abrasive Plant"Ilyich" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Bolshoy Gostiniy Dvor" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Electroapparat" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Arkhenergo" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): *722 930.67*
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): *722 930.67*

Igor Vilguelmovich Volkovyski
Date of birth: ***1945***

Posts held during the last 5 years:
Period: ***1997 – 2000***
Company: ***Armed Forces of Russia***
Scope of activity: ***Military service***
Post: ***1st Deputy Commander-in-Chief of Army No 41 – head of the Army headquarters***

Period: ***2001 –present time***
Company: ***Staff of the Presidential Plenipotentiary for the Southern Federal District***
Scope of activity: ***Management***
Post: ***Head of the Administrative Department***

Period: ***2002 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***26 250***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***26 250***

Vladimir Lukich Gorbachev
Date of birth: ***1950***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Management***
Post: ***General Director***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Management Board***

Period: *1997-2002*
Company: *"Kuban-GSM" CJSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: *1998-2003*
Company: *"TeleRoss-Kubanelectrosvyaz" CJSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: *2000-2003*
Company: ***Association of telecom operators of the Northern Caucasus***
Scope of activity: ***Management***
Post: ***President***

Period: *2001-present time*
Company: ***"Southern Telecommunications Company" Public Joint Stock Company***
Scope of activity: ***Management***
Post: ***General Director***

Period: *2001-present time*
Company: ***"Southern Telecommunications Company" Public Joint Stock Company***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Management Board***

Period: *2001-present time*
Company: ***"Southern Telecommunications Company" Public Joint Stock Company***
Scope of activity: ***Participation in governing bodies***
Post: ***Vice-Chairman of the Board of Directors***

Period: *2001-2002*
Company: ***"Electrosvyaz of Adygeia Republic" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: *2001-2002*
Company: ***"Rostovelectrosvyaz"OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: *2001-2002*
Company: ***"Sevosetinelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: *2001-2002*

Company: *"Volgogradelectrosvyaz" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Health-care complex "Orbita"CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Electrosvyaz" PJSC, Stavropol Territory***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Natsionalnaya taxofonnaya set" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Kuban-GSM" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0891 %***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***929 872.74***
Bonus payments (RUR): ***2 530 635.67***
Commission (RUR): ***0***
Other property provisions (RUR): ***30 907.39***
Total (RUR): ***3 491 415.8***

Denis Viktorovich Kulikov
Date of birth: ***1975***

Posts held during the last 5 years:
Period: ***1999 –2000***
Company: ***SPO "NAUFOR"***
Scope of activity: ***Information services***
Post: ***Specialist of the Department on Investor Protection***

Period: ***2000-2002***
Company: *CJSC "IAUC "NAUFOR"*
Scope of activity: ***Information services***
Post: ***Expert of the Consulting Center***

Period: ***2001 – present time***
Company: ***Investor Protection Association***
Scope of activity: ***consulting and legal services***
Post: ***Expert***

Period: ***2002-present time***
Company: ***"Bryanskenergo" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Cherepetskaya GRES" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Ryazanenergo" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Pechorskaya GRES" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Kurskenergo" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Kalugaenergo" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***

Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Alexander Leonidovich Merzlenko
Date of birth: ***1971***

Posts held during the last 5 years:
Period: ***1998 –2000***
Company: ***"Financial broker "Troika Dialog" CJSC***
Scope of activity: ***Finances and investments***
Post: ***Deputy head of the section of investment banking activity***

Period: ***2000-2001***
Company: Representative office of the company "Renaissance Nominees (Cyprus)Limited" in Moscow
Scope of activity: ***Finances and investments***
Post: ***Vice-president of the Department for investment and banking services***

Period: ***2001-present time***
Company: ***"Renaissance Capital – Financial Advisor" OJSC***
Scope of activity: ***Finances and investments***
Post: ***Deputy General Director***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***722 930.67***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***722 930.67***

Stanislav Nikolaevich Panchenko
Date of birth: ***1945***

Posts held during the last 5 years:
Period: ***1996-present time***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director***

Period: ***1999 –present time***
Company: ***"Rostelecom" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999 –present time***
Company: ***"Lensvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***1999 –2001***
Company: ***"PTS" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999 –2001***
Company: ***"Saint Petersburg Telegraph" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999 –2001***
Company: ***"Saint Petersburg MMT" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999 –2000***
Company: ***"Moscow MMT" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***2001 –2002***
Company: ***"Electrosvyaz" OJSC, Vladimir Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***

Company: *"Electrosvyaz" OJSC, Rostov Region*
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"Lipetskelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001 –2002***
Company: *"Nizhegorodsvyazinform" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"Electrosvyaz" OJSC, Stavropol Region***
Scope of activity: ***Participation in governing bodies***
Post: C***hairman of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Dagsvyazinform" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2002 –2002***
Company: ***"Electrosvyaz" OJSC, Vladimir Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2002 –2002***
Company: ***"Voronezhsvyazinform" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2003–present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***722 930.67***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***

Total (RUR): *722 930.67*

Georgy Alexeevich Romski
Date of birth: ***1956***

Posts held during the last 5 years:
Period: ***1995 –2000***
Company: ***"Saint-Petersburg Long-distance And International telephone" PJSC***
Scope of activity: ***Management***
Post: ***Technical director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***2001 –2002***
Company: ***"Central Telegraph" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Giprosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001 –2002***
Company: ***"MGTS" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"Electrosvyaz" OJSC, Kaliningrad Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"MobiTel"CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-2003***
Company: ***"Globus-Telecom"CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-2003***
Company: ***"SibirTelecom "OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2003-present time***
Company: ***"SibirTelecom "OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"VolgaTelecom "O-JSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***749 180.67***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***749 180.67***

Irina Petrovna Ukhina
Date of birth: ***1945***

Posts held during the last 5 years:
Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1997 –1999***
Company: "***Svyazinvest" PJSC***
Scope of activity: I***nvestments***

Post: ***Deputy Chief of the Department of share portfolio management***

Period: ***1998 –2000***
Company: ***"Sevosetinelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1998 –2002***
Company: ***"Yartelecom" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***1998 –present time***
Company: ***"Svyaz" PJSC, Komi Republic***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***1998 –2002***
Company: ***"Electrosvyaz of Adygeia Republic" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Scope of activity: ***Corporate governance***
Post: ***Deputy Director of the Department of Corporate Governance***

Period: ***2000 –2002***
Company: ***"Murmanelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001 –2002***
Company: ***"Cherepovetselectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period:***2001- 2002***
Company: ***"Bryansksvyazinform" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: *2002 –2002*
Company: *"Sevosetinelectrosvyaz" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: *2002 –2002*
Company: ***"Electrosvyaz" OJSC, Vologda Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***749 180.67***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***749 180.67***

Andrei Anatolyevich Shchepilov
Date of birth: *1977*

Posts held during the last 5 years:
Period: ***1999 –1999***
Company: "***Svyazinvest" PJSC***
Scope of activity: ***Communications***
Post: ***Specialist of the 1st category of the Section of Subsidiaries' Reorganization of the Securities' Department***

Period: ***1999 –2001***
Company: "***Svyazinvest" PJSC***
Scope of activity: ***Communications***
Post: ***Senior specialist of the Section of Subsidiaries' Reorganization of the Securities' Department***

Period: ***1999 –1999***
Company: "***Svyazinvest" PJSC***
Scope of activity: ***Investments***
Post: ***Specialist of the 1st category of the Securities' Service***

Period: *2001 –2002*
Company: "***Svyazinvest" PJSC***
Scope of activity: ***Investments***
Post: ***Chief Specialist of the Section of Subsidiaries' Reorganization of the Securities' Department***

Period: ***2001 –2002***

Company: *"Electrosvyaz" OJSC, Altay Republic*
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"AltayTelecom" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002 –2003***
Company: "***Svyazinvest" PJSC***
Scope of activity: ***Investments***
Post: ***Chief Specialist of the Section of Equity markets and Reorganization of the Securities' Department***

Period: ***2003-2003***
Company: "***Svyazinvest" PJSC***
Scope of activity: ***Investments***
Post: ***Chief Specialist of the Section of Transactions Structuring in equity markets and Privatization***

Period: ***2003-present time***
Company: "***Svyazinvest" PJSC***
Scope of activity: ***Investments***
Post: ***Head of the section of the Equity Department***

Period: ***2003 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): *722 930.67*
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): *722 930.67*

22. The Issuer's individual and collective management organs and their officials.
Individual executive organ and members of the Issuer's collective executive organ:
Vladimir Lukich Gorbachev
Date of birth: ***1950***

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Scope of activity: *Management*
Post: *General Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Scope of activity: *Participation in governing bodies*
Post: *Member of the Board of Directors.*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Scope of activity: *Participation in governing bodies*
Post: *Chairman of the Management Board*

Period: *1997-2002*
Company: *"Kuban-GSM" CJSC*
Scope of activity: *Participation in governing bodies*
Post: *Chairman of the Board of Directors*

Period: *1998-2003*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Scope of activity: *Participation in governing bodies*
Post: *Member of the Board of Directors*

Period: *2000-2003*
Company: *Association of telecom operators of the Northern Caucasus*
Scope of activity: *Management*
Post: *President*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Scope of activity: *Management*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Scope of activity: *Participation in governing bodies*
Post: *Chairman of the Management Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Scope of activity: *Participation in governing bodies*
Post: *Vice-chairman of the Board of Directors*

Period: *2001-2002*

Company: *"Electrosvyaz" OJSC, Adygeia Republic*
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Rostovelectrosvyaz"OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Sevosetinelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Volgogradelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Health-care complex "Orbita"CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Electrosvyaz" PJSC, Stavropol Territory***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Natsionalnaya taksofonnaya set" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Kuban-GSM" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0891 %***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***929 872.74***
Bonus payments (RUR): ***2 530 635.67***
Commission (RUR): ***0***
Other property provisions (RUR): ***30 907.39***
Total (RUR): ***3 491 415.8***

Alexander Valentinovich Apalko
Date of birth: ***1947***

Posts held during the last 5 years:
Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" OJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director – Director of the branch "Sochielectrosvyaz"***

Period: ***1997 –2002***
Company: ***"Kuban-GSM" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2000***
Company: ***"Kubintersvyaz"CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001- 2002***
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Scope of activity: ***Management***
Post: ***"UTK" PJSC Deputy General Director – Director of the branch "Sochielectrosvyaz"***

Period: ***2001- 2002***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002 –present time***
Company: ***"Kubanelectrosvyaz"- branch of "UTK" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director of "UTK" PJSC – Head of "Sochielectrosvyaz"***

Period: ***2002-present time***

Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***0.0195%***
Share in the Issuer's subsidiaries/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***197 991.41***
Bonus payments (RUR): ***250 915.9***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***448 907.31***

Lyudmila Ivanovna Devyatkina
Date of birth: ***1955***

Posts held during the last 5 years:
Period: ***1997 – 1999***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Management, investments***
Post: ***Deputy Chief of Investment Management***

Period: ***1999 –2002***
Company: ***"Electrosvyaz" OJSC Pskov Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***1999 –2000***
Company: ***"Kostromskaya GTS" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999 –present time***
Company: ***"Svyazinvest" OJSC***
Scope of activity: ***Management***
Post: ***Deputy Director-Head of the Logistics Section of the Capital investments Department***

Period: ***2000 –2001***
Company: ***"Central Telegraph" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"Electrosvyaz" OJSC Vladimir region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: *2003 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Scope of activity: *Participation in governing bodies*
Post: *Member of the Management Board*

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***141 755***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***141 755***

Ivan Fyodorovich Ignatenko
Date of birth: ***1945***

Posts held during the last 5 years:
Period: ***1994 – 1999***
Company: ***City Telephone Exchange ,branch of "Kubanelectrosvyaz" PJSC***
Scope of activity: ***Management***
Post: ***Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***1996-present time***
Company: ***"Kubintersvyaz" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period:***1999– 2001***
Company: ***Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC***
Scope of activity: ***Management***
Post: ***Director, Deputy General Director of "Kubanelectrosvyaz" JSC***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2000-2003***

Company: *"TeleRoss-Kubanelectrosvyaz" CJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period:***2001– 2003***
Company: ***Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Director, Deputy General Director of "UTK" PJSC***

Period: ***2001-2003***
Company: ***"Kuban-GSM" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***2003-present time***
Company: ***"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director – Director of the branch***

Share in the Issuer's authorized capital: ***0,0346%***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***362 797.96***
Bonus payments (RUR): ***365 772.9***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***728 570.86***

Leonid Mikhailovich Izyuryev
Date of birth: ***1952***

Posts held during the last 5 years:
Period: ***1998 – 2000***
Company: ***Accounting Center – branch of "Volgogradelectrosvyaz" OJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director of "Volgogradelectrosvyaz" OJSC – Director of the branch***

Period: ***2000 – 2002***
Company: ***"Volgogradelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***

Post: ***Member of the Board of Directors***

Period: ***2000 – 2002***
Company: ***"Volgogradelectrosvyaz" OJSC***
Scope of activity: ***Management***
Post: ***General Director***

Period: ***2000 – present time***
Company: ***"Volgograd-Mobile" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2000 – 2003***
Company: ***"Volgograd-GSM" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2000 – 2002***
Company: "Volgogradelectrosvyaz" O***JSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Management Board***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***2003-present time***
Company: ***"Volgogradelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director of "UTK" PJSC – Director of the branch***

Share in the Issuer's authorized capital: ***0,0019%***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***388 125***
Bonus payments (RUR): ***855 159.5***
Commission (RUR): ***0***
Other property provisions (RUR): ***63 000***
Total (RUR): ***1 306 284.5***

Beshtau Kanamatovich Kozhiev
Date of birth: ***1937***

Posts held during the last 5 years:
Period: ***1994 – 2002***

Company: *"Sevosetinelectrosvyaz" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of Management Board***

Period: *1994 –2002*
Company: *"Sevosetinelectrosvyaz" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: *1994 – 2002*
Company: ""Sevosetinelectrosvyaz" O*JSC*
Scope of activity: ***Management***
Post: ***General Director***

Period: *2002 – 2003*
Company: *"Telesot-Alania" CJSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: *2002 – 2003*
Company: "*InvestStart"* C*JSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***2003-present time***
Company: ***"Sevosetinelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director of "UTK" PJSC – Director of the branch***

Period: ***2003 – present time***
Company: ***"Telesot-Alania" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003 – present time***
Company: "*InvestStart"* C*JSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.2212%***
Share in the Issuer's branch establishments/subordinate companies:
Name: ***"Telesot-Alaniya" CJST***

Share*: 2%*

Rewards paid during the quarter under review:
Salary (RUR): ***332 000***
Bonus payments (RUR): ***1 030 617***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***1 362 617***

Svetlana Vasilyevna Korotenko
Date of birth: ***1962.***

Posts held during the last 5 years:
Period: ***1994 – 2000***
Company: ***Vyselki regional communications center – branch of "Kubanelectrosvyaz" OJSC***
Scope of activity: ***Management***
Post: ***Director***

Period: ***2000 – 2001***
Company: ***Tikhoretsk joint communications center – branch of "Kubanelectrosvyaz" OJSC***
Scope of activity: ***Management***
Post: ***Director***

Period: ***2001 – 2002***
Company: ***Tikhoretsk joint communications center – branch of "UTK" PJSC***
Scope of activity: ***Management***
Post: ***Director***

Period: ***2002 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director***

Period: ***2003 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***0.0159 %***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***463 939.82***
Bonus payments (RUR): ***217 725***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***681 664.82***

Victor Alexandrovich Kruzhkov
Date of birth: *1952*

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Management, construction and investments***
Post: ***Deputy General Director for Construction and Investment Policy***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***1996 – present time***
Company: ***"Kubintersvyaz" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***1999 – 2002***
Company: ***"Avtocentre-Yug" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2002***
Company: ***"Armavir communication facilities plant" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – 2002***
Company: ***"Health-care complex "Orbita" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 – 2002***
Company: ***"Center of material and technical maintenance" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – 2002***
Company: ***"Yugsvyazstroy" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***

Company: *"Southern Telecommunications Company" PJSC*
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***2001 – 2002***
Company: ***"Svyazinform" PJSC, Astrakhan Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002 – 2002***
Company: ***"Electrosvyaz of Adygeia Republic" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director***

Share in the Issuer's authorized capital: ***0.0844 %***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***459 474.59***
Bonus payments (RUR): ***351 525***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***810 999.59***

Andrey Alexandrovich Litvinov
Date of birth: ***1973***

Posts held during the last 5 years:
Period: ***1997 – 2001***
Company: ***"Rostovelectrosvyaz" PJSC***
Scope of activity: ***economics, securities market***
Post: ***Economist, head of securities department***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: *2002 – 2002*
Company: *"KabBalktelecom" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: *Member of the Board of Directors*

Period: *2002 – 2002*
Company: *"Svyazinform" PJSC, Astrakhan Region*
Scope of activity: ***Participation in governing bodies***
Post: *Member of the Board of Directors*

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): *437 776.91*
Bonus payments (RUR): *447 585.57*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *885 362.48*

Antonida Mikhailovna Malova
Date of birth: *1954*

Posts held during the last 5 years:
Period: *1997 – 2001*
Company: *"Electrosvyaz" OJSC, Stavropol Territory*
Scope of activity: ***Finance management***
Post: ***Financial Director***

Period: *1999 – 2000*
Company: *"Stavtelecom named after V.I. Kuzminov" OJSC*
Scope of activity: ***Participation in governing bodies***
Post: *Member of the Board of Directors*

Period: *2001 – 2002*
Company: *"Electrosvyaz" OJSC, Stavropol Territory*
Scope of activity: ***Management***
Post: ***First Deputy General Director for Economics and Finances***

Period: *2001 – 2002*
Company: *"Stavtelesot" CJSC*
Scope of activity: ***Participation in governing bodies***
Post: *Member of the Board of Directors*

Period: *2002 –present time*

Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***0,0005 %***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***466 679.33***
Bonus payments (RUR): ***220 805***
Commission (RUR): ***0***
Other property provisions (RUR): ***2 667 308.5***
Total (RUR): ***3 354 792.83***

Evgeni Nikolaevich Poyarkov
Date of birth: ***1943***

Posts held during the last 5 years:
Period: ***1999 –present time***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Deputy Director of Security Department***

Period: ***1999 –1999***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Deputy Head of Security Service***

Period: ***2001-2002***
Company: ***"Electrosvyaz" OJSC, Vladimir Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"KabBalktelecom" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Sevosetinelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001- present time***
Company: ***"Dagsvyazinform" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***141 755***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***141 755***

Alexey Petrovich Prachkin
Date of birth: ***1949***

Posts held during the last 5 years:
Period: ***1995 – 2002***
Company: ***"Svyazinform" OJSC, Astrakhan Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1995 – 2002***
Company: ***"Svyazinform" OJSC, Astrakhan Region***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Management Board***

Period: ***1995 – 2002***
Company: ***"Svyazinform" OJSC, Astrakhan Region***
Scope of activity: ***Management***
Post: ***General Director***

Period: ***1999 –2003***
Company: ***"Astrakhan-Mobile" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Board of Directors***

Period: ***2003 –present time***

Company: *"Svyazinform" Astrakhan Region" – branch of "UTK" PJSC*
Scope of activity: ***Management***
Post: ***Deputy General Director of "UTK" PJSC – Director of the branch***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***0.1319%***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***324 000***
Bonus payments (RUR): ***606 846.24***
Commission (RUR): ***0***
Other property provisions (RUR): ***80 000***
Total (RUR): ***1 010 846.24***

Alexander Markovich Roitblat
Date of birth: ***1947***

Posts held during the last 5 years:
Period: ***1997 – 2000***
Company: ***Stavropol Long-distance telephone exchange – branch of "Electrosvyaz" OJSC, Stavropol Territory***
Scope of activity: ***Management***
Post: ***Head***

Period: ***2000 – 2002***
Company: ***"Electrosvyaz" OJSC, Stavropol Territory***
Scope of activity: ***Management***
Post: ***General Director***

Period: ***2000 –2002***
Company: ***"Electrosvyaz" OJSC, Stavropol Territory***
Industry: ***Communications***
Post: ***Chairman of the Management Board***

Period: ***2000 –2002***
Company: ***"Electrosvyaz" OJSC, Stavropol Territory***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2000 – 2000***
Company: ***"Electrosvyaz" OJSC, Stavropol Territory***
Scope of activity: ***Management***

Post: *Acting General Director*

Period: *2001 –present time*
Company: *"StavTeleSot" CJSC*
Scope of activity: *Participation in governing bodies*
Post: *Member of the Board of Directors*

Period: *2003-present time*
Company: *"Southern Telecommunications Company" PJSC*
Scope of activity: *Participation in governing bodies*
Post: *Member of the Management Board*

Period: *2003 –present time*
Company: *"Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC*
Scope of activity: *Management*
Post: *Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch*

Share in the Issuer's authorized capital: *0.01533%*
Share in the Issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *270 000*
Bonus payments (RUR): *1 141 143.93*
Commission (RUR): *0*
Other property provisions (RUR): *94 500*
Total (RUR): *1 505 643.93*

Tatyana Viktorovna Rusinova
Date of birth: *1958*

Posts held during the last 5 years:
Period: *1995 – 1999*
Company: *"Murmanskelectrosvyaz" OJSC*
Scope of activity: *Business accounting*
Post: *Deputy Chief Accountant*

Period: *1999 – 2003*
Company: *"Murmanskelectrosvyaz" OJSC*
Scope of activity: *Business accounting*
Post: *Chief Accountant*

Period: *2003-present time*
Company: *"Southern Telecommunications Company" PJSC*
Scope of activity: *Business accounting*
Post: *Chief Accountant*

Period: *2003-present time*

Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***245 691.11***
Bonus payments (RUR): ***6 515.02***
Commission (RUR): ***0***
Other property provisions (RUR): ***51 243.62***
Total (RUR): ***303 449.75***

Vladislav Andreevich Statuev
Date of birth: ***1956***

Posts held during the last 5 years:
Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Scope of activity: ***Security***
Post: ***Head of Security Service***

Period: ***2001-2001***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Security***
Post: ***Head of Security Service***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Management, security***
Post: ***Deputy General Director***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***451 759.3***
Bonus payments (RUR): ***248 005***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***699 764.3***

Svetlana Gennadievna Fefilova
Date of birth: ***1970***

Posts held during the last 5 years:
Period: ***1996 – 2000***
Company: ***"Artelecom" OJSC***
Scope of activity: ***Business accounting***
Post: ***Senior programmer engineer, senior accountant***

Period: ***2000 – 2001***
Company: ***"Artelecom" OJSC***
Scope of activity: ***Business accounting***
Post: ***Senior specialist, accountant***

Period: ***2001 – 2002***
Company: ***"Artelecom" OJSC***
Scope of activity: ***Business accounting***
Post: ***Chief accountant***

Period: ***2002-2002***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Business accounting***
Post: ***Chief Accountant***

Period: ***2002-2003***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Management, business accounting***
Post: ***Deputy General Director – Chief Accountant***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***2003- present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***413 526.94***
Bonus payments (RUR): ***346 923.64***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***

Total (RUR): *760 450.58*

Sergey Nikolaevich Kharchenko
Date of birth: ***1969***

Posts held during the last 5 years:
Period: *1997 – 1999*
Company: ***Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Acting Chief Engineer***

Period: *1999 –2001*
Company: ***Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC***
Scope of activity: ***Management, communications***
Post: ***1st Deputy Director – Technical Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Director***

Period: *2001 –2001*
Company: ***Krasnodarskiy GUES – branch of "Southern Telecommunications Company" PJSC***
Scope of activity: ***Management***
Post: ***1st Deputy Director – Technical Director***

Period: *2002 –2002*
Company: ***"Sevosetinelectrosvyaz" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Period: ***2003-present time***
Company: ***"Startcom" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***432 432.34***
Bonus payments (RUR): ***348 005***

Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***780 437.34***

Yanvar Khadgimusovich Chinazirov
Date of birth: ***1937***

Posts held during the last 5 years:
Period: ***1996 – 2002***
Company: ***"Electrosvyaz of Adygeia Republic" OJSC***
Scope of activity: ***Management***
Post: ***General Director***

Period: ***1996 – 2002***
Company: ***"Electrosvyaz of Adygeia Republic" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Management Board***

Period: ***1996 – 2002***
Company: ***"Electrosvyaz of Adygeia Republic" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003 –present time***
Company: ***"Electrosvyaz of Adygeia Republic" – branch of "UTK" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***0.0181%***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***393 348***
Bonus payments (RUR): ***353 453***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***746 801***

Amdulkhamid Kistuevich Shukhostanov
Date of birth: ***1946***

Posts held during the last 5 years:

Period: ***1998 – 2002***
Company: ***"KabBalktelecom" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Chairman of the Management Board***

Period: ***1998 – 2002***
Company: ***"KabBalktelecom" OJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1998 – 2002***
Company: ***"KabBalktelecom" OJSC***
Scope of activity: ***Management***
Post: ***General Director***

Period: ***1999 –present time***
Company: ***"Kabardino-Balkarskiy GSM" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***1999 –present time***
Company: ***"Nalchikskaya sotovaya set" CJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Board of Directors***

Period: ***2003 –present time***
Company: ***"KabBalktelecom" – branch of "UTK" PJSC***
Scope of activity: ***Management***
Post: ***Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Scope of activity: ***Participation in governing bodies***
Post: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***0%***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***304 646***
Bonus payments (RUR): ***309 755***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***614 401***

The person , acting as the Issuer's individual executive organ: ***Gorbachev Vladimir Lukich***

23. Rewards paid to the Board of Directors'(supervisory board) members and to other officials of the Issuer.

Sum total of rewards paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): ***6 874 061.45***
Bonus payments (RUR): ***16 020 222.93***
Commission (RUR): ***0***
Other property provisions (RUR): ***2 986 959.51***
Total (RUR): ***25 881 243.89***

See also items 21 and 22.

24. Information about the legal persons where the Issuer has stockholdings.

Legal persons where the Issuer 's share accounts for not less than 5 % of their authorized capital :

Name: ***"Armavirski zavod svyazi (Communication Facilities Plant)" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region 352093***
Postal address: ***1a, Urupskaya St., Armavir, Krasnodar Region 352093***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Health-care complex "Orbita" Close Joint Stock Company***
Location: ***Olginka, Tuapse district, Krasnodar Region 352840***
Postal address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Yugsvyazstroy" Close Joint Stock Company***
Location: ***110/1, Ayvazovskogo St., Krasnodar 350040***
Postal address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Avtocenter-Yug " Closed Joint-Stock Company***
Location: ***48, Myskhakskoye Avenue, Novorossiysk***
Mailinging address:***48, Myskhakskoye Avenue, Novorossiysk 353919***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Interelectrosvyaz" Close Joint Stock Company***
Location: ***5, 19 Partsyezda St., Vozhski, Volgograd Region***
Postal address: ***5, 19 Partsyezda St., Volzhski, Volgograd Region***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: "***Material and Technical Supplies Center" Close Joint Stock Company***
Location: ***5/2, Vishnyakovoy St., Krasnodar 350001***
Postal address:***5/2, Vishnyakovoy St., Krasnodar, 350001***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Intmash service " Limited Company***
Location: ***8, Golubinskaya Street,Volgograd 400131***
Postal address:***121, Zhukov Street, Volgograd 400048***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Factorial-99" Limited company***
Location: ***47, Bratski per., Rostov-on-Don 344082***
Postal address: ***47, Bratski per., Rostov-on-Don 344082***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Private security agency "Zashchita-S" Limited Company***
Location: ***47/1, Sovetskaya St., Volgograd 400005***
Postal address: ***9, Mira St., Volgograd 400 131***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"UTK-Finance" Limited Company***
Location: ***66, Karasunskaya St., Krasnodar 350000***
Postal address: ***66, Karasunskaya St., Krasnodar 350000***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Telesot-Alania" Close Joint Stock Company***
Location: ***6, Gugkaeva St., Vladikavkaz RSO-A***
Postal address: ***6, Gugkaeva St., Vladikavkaz RSO-A 362 035***
The Issuer's share in the legal person's authorized capital: ***52.5 %***

Name: ***"Stavtelecom named after V.I. Kuzminov" Close Joint Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***23, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***51 %***

Name: ***"Volgograd-Mobile" Close Joint-Stock Company***
Location: ***7, Krasnoznamenskaya Str., Volgograd 400131***
Postal address: ***7, Krasnoznamenskaya Str., Volgograd 400131***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"Stavropolskaya Sotovaya Svyaz" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***7, Kominterna St., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"Astrakhan-Mobile" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414004***
Postal address: ***37, J. Reed Str., Astrakhan 414 004***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: *"Volgograd-GSM" Close Joint Stock Company*
Location: ***9, Mira St., Volgograd 400 066, Russian Federation***
Postal address: ***9, Mira St., Volgograd 400 066, Russian Federation***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"TeleRoss-Volgograd" Close Joint-Stock Company***
Location: ***16, Mira Str., Volgograd 400 131***
Postal address: ***Room 101, 88, Lenin Str., Volgograd 400005***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"TeleRoss-Kubanelectrosvyaz " Close Joint-Stock Company***
Location: ***110/1, Ayvazovskogo Str.,Krasnodar***
Postal address: ***110/1, Ayvazovskogo Str.,Krasnodar 350040***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"ZanElCom" Close Joint-Stock Company***
Location: ***7/2, Novolesnaya Str., Moscow 103055 Russia***
Postal address: ***7/2, Novolesnaya Str., Moscow 103055 Russia***
The Issuer's share in the legal person's authorized capital: ***45 %***

Name: ***"Mobilnie kommunikatsii" Close Joint-Stock Company***
Location: ***14, M. Gorky Str., Vladikavkaz RSO-A***
Postal address: ***16, Tamaeva Str., Vladikavkaz RSO-A 362040***
The Issuer's share in the legal person's authorized capital: ***35 %***

Name: ***"Sotovaya svyaz-Alania" Close Joint-Stock Company***
Location: ***14, M. Gorky Str., Vladikavkaz RSO-A***
Postal address: ***14, M. Gorky Str., Vladikavkaz RSO-A 362040***
The Issuer's share in the legal person's authorized capital: ***30 %***

Name: ***"Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company***
Location: ***4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355040 Russia***
Postal address: ***406, Lenin Str., Stavropol, Stavropol Territory, 355029 Russia***
The Issuer's share in the legal person's authorized capital: ***26.82 %***

Name: ***"Yug-Giprosvyaz" Limited Company***
Location: ***67, Gagarin Str.,Krasnodar 350062***
Postal address: ***67, Gagarin Str.,Krasnodar 350062***
The Issuer's share in the legal person's authorized capital: ***24 %***

Name: ***"Telekinokompania IR" Close Joint-Stock Company***
Location: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A***
Postal address: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007***
The Issuer's share in the legal person's authorized capital: ***23.5 %***

Name: ***"Kabardino-Balkarskiy GSM" Close Joint-Stock Company***
Location: ***79, Pushkin Str., Nalchik, 360051***

Postal address: ***79, Pushkin Str., Nalchik, 360051***
The Issuer's share in the legal person's authorized capital: ***20 %***

Name: ***"Karachaevo-CherkesskTeleSot" Close Joint-Stock Company***
Location: ***17, Soyuzny per., Cherkessk, 369000***
Postal address: ***17, Soyuzny per., Cherkessk, 369000***
The Issuer's share in the legal person's authorized capital: ***20 %***

Name: ***"Rostelegraph" Close Joint-Stock Company***
Location: ***7, Tverskaya Str., Moscow 125375***
Postal address: ***7, Tverskaya Str., Moscow 125375***
The Issuer's share in the legal person's authorized capital: ***15.68 %***

Name: ***" Krasnodarbank " Commercial Joint-Stock Bank***
Location: ***Krasnodar***
Postal address: ***70, Karasunskaya St., Krasnodar 350 000***
The Issuer's share in the legal person's authorized capital: ***13,5 %***

Name: ***"Startcom" Close Joint-Stock Company***
Location: ***6, 2nd Spasonalikovski per., Moscow-49 117909***
Postal address: ***building 2, 26, Zoologicheskaya Str., Moscow 123056***
The Issuer's share in the legal person's authorized capital: ***11.1%***

Name: ***"Astrakhan independent television and radio broadcasting company TRANK" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414 004***
Postal address: ***6/6, Savushkina Str., Astrakhan 414 056***
The Issuer's share in the legal person's authorized capital: ***10 %***

Name: ***"Astrakhan Page" Limited Company***
Location: ***16, Trusova Str., Astrakhan 414000***
Postal address: ***16, Trusova Str., Astrakhan 414000***
The Issuer's share in the legal person's authorized capital: ***10 %***

Name: ***"StavTeleSot" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***7, Kominterna Str., Stavropol, Stavropol Territory 355035 Russia***
The Issuer's share in the legal person's authorized capital: ***10 %***

Name: ***" Nalchikskaya sotovaya set " Closed Joint Stock Company***
Location: ***14, Shogentsukova Str., Nalchik 360051***
Mailinging address: ***14, Shogentsukova Str., Nalchik 360051***
The Issuer's share in the legal person's authorized capital: ***6 %***

25. Stockholding in the Issuer's authorized capital of all legal persons and their officials, where the Issuer's share accounts for more than 5% of the authorized capital:

25.1 Name: ***Limited Company "UTK-Finance"***
Location: ***66, Karasunskaya St., Krasnodar 350000***
Postal address: ***66, Karasunskaya St., Krasnodar 350000***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***

25.2. Name: ***Close Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Postal address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.2.1. ***Valeri Aleksandrovich Tselovalnikov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.2.2. ***Valeri Ivanovich Kurennoy***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.2.3. ***Vladimir Mikhailovich Malyshev***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00007%***

25.2.4. ***Julia Konstantinovna Omelchenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.2.5. ***Larisa Valeryevna Tareeva***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.3. Name: ***"Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Postal address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.3.1. ***Vladimir Yaroslavovich Stasyuk***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.3.2. ***Vasili Grigoryevich Kusjkov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,05251%***

25.3.3. ***Tatyana Alexandrovna Denisova***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.3.4. ***Valeri Aleksandrovich Tselovalnikov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.4. Name: ***Close Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Postal address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.4.1. ***Nikolay Vladimirovich Martynenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00015%***

25.4.2. ***Vasili Dmitrievich Voronov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,06988%***

25.4.3. ***Elena Alexandrovna Kukina***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.4.4. ***Julia Yuryevna Lezhnina***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital:***0%***

25.4.5. ***Alexander Georgievich Sokolchik***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00139%***

25.5. Name: ***Close Joint-Stock Company "Avtocenter-Yug"***
Location: ***48, Myskhakskoye Shosse, Novorossiysk 353 919***
Postal address: ***48, Myskhakskoye Shosse, Novorossiysk 353 919***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.5.1. ***Sergey Victorovich Salomatin***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.5.2. ***Vladimir Eduardovich Skoblikov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.5.3. ***Sergey Sergeevich Lychak***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0 %***

25.5.4. ***Valeri Mikhailovich Orlov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00573%***

25.5.5. ***Eduard Yakovlevich Groisman***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.6 Name: ***"Interelectrosvyaz" Close Joint Stock Company***
Location: ***5, 19 Partsyezda St., Vozhski, Volgograd Region***
Postal address: ***5, 19 Partsyezda St., Volzhski, Volgograd Region***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.6.1. ***Balandin Yevgeni Mikhailovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,0009%***

25.7 Name: ***"Intmashservice" Limited Company***
Location: ***8, Golubinskaya St., Volgograd 400131***
Postal address: ***121, Zhukova St., Volgograd 400048***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.7.1. ***Gennagy Dmitrievich Diyanov***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,00044%***

25.8 Name: ***"Private security agency "Zashchita-S" Close Joint Stock Company***
Location: ***47/1, Sovetskaya St., Volgograd 400005***
Postal address: ***9, Mira St., Volgograd 400131***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
25.8.1. ***Viktor Vasilyevich Nikiforov***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,00005%***

25.9 Name: ***"Factorial-99" Limited company***
Location: ***47, Bratski per., Rostov-on-Don 344082***
Postal address: ***47, Bratski per., Rostov-on-Don 344082***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***0.00005 %***

25.10. Name: *Close Joint-Stock Company "Health-care complex "Orbita"*
Location: ***Olginka, Tuapse District, Krasnodar Territory 352 840***
Postal address: ***Olginka, Tuapse district, Krasnodar Region 352840***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.10.1. ***Lyudmila Borisovna Sotnikova***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00312%***

25.10.2. ***Victor Saveljevich Chaban***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00554%***

25.10.3. ***Olga Yuryevna Polulyakhova***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.10.4. ***Ivan Ivanovich Ignatenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.10.5. ***Larisa Valeryevna Tareeva***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.11 Name: ***"Telesot-Alania" Close Joint Stock Company***
Location: ***6, Gugkaeva St., Vladikavkaz RSO-A 362 035***
Postal address: ***6, Gugkaeva St., Vladikavkaz RSO-A 362035***
The Issuer's share in the legal person's authorized capital: ***52.5 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.11.1. ***Kozhiev Taimuraz Beshtauovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0.00839%***

25.11.2. ***Gasrataliev Ibadulla Gasrataliеvich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,01574%***

25.11.3. ***Kiryachenko Ivan Kirillovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,03713%***

25.11.4. ***Kozhiev Beshtau Kanamatovich***
Function: ***Member of the Board of Directors (supervisory board)***

Share in the Issuer's charter capital: ***0,22118%***

25.11.5. ***Korbanj Lyudmila Afanasievna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,02072%***

25.12. Name: ***"Stavtelecom named after V.I. Kuzminov" Close Joint Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***23, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***51 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.12.1. ***Bekasov Kirill Borisovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.12.2. ***Degtyaryova Elena Petrovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital:***0%***

25.12.3. ***Zavyazkin Roman Alexeevich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,00001%***

25.12.4. ***Kozin Vladimir Vladimirovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital:***0%***

25.12.5. ***Lazarenko Pavel Stepanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital:***0%***

25.12.6. ***Marchenko Andrei Vladimirovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital:***0%***

25.12.7. ***Poyarkov Ivan Sergeevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital:***0%***

25.12.8. ***Slesarenko Vyacheslav Vasilyevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital:***0%***

25.12.9. ***Martynenko Nikolai Vladimirovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital:***0,00015%***

25.13 Name: ***"Volgograd-GSM" Close Joint Stock Company***
Location: ***9, Mira St., Volgograd 400 131***
Postal address: ***21, Kommunisticheskaya St., Volgograd-66***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***0.015%***
Officials:

25.13.1. ***Skoblikov Vladimir Eduardovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.13.2. ***Antonov Anatoli Ivanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,02235%***

25.13.3. ***Kiryushin Gennadi Vasilyevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.13.4. ***Tareeva Larisa Valeryevna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.13.5. ***Girev Andrei Vitalyevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.13.6. ***Skvortsov Boris Vladimirovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.14. Name: ***Close Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***110/1,Aivazovskogo St., Krasnodar 350 040***
Postal address: ***110/1,Aivazovskogo St., Krasnodar, 350 040***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.14.1. ***Vladimir Lukich Gorbachev***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0891%***

25.14.2. ***Ivan Fyodorovich Ignatenko***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0346%***

25.14.3. ***Alexander Petrovich Shipulin***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0357%***

25.14.4. ***Alexander Georgievich Kudryavtsev***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.14.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.14.6. ***Mrykhina Nonna Yevgenyevna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.15 Name: ***"Astrakhan-Mobile" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414 004***
Postal address: ***37, J. Reed Str., Astrakhan 414 000***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.15.1. ***Krocker William***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.15.2. ***Nikitin Sergey Ivanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.05939%***

25.15.3. ***Kushavina Julia Alexandrovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.15.4. ***Marian Tsryak***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.16 Name: ***"Stavropolskaya Sotovaya Svyaz" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***7, Kominterna St., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.16.1. ***Pshenichnaya Lyudmila Ivanovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,00375%***

25.16.2. ***Vinogradov Andrei Valentinovich***
Function: ***Member of the Board of Directors (supervisory board)***

Share in the Issuer's charter capital: ***0%***

25.16.3. ***Kukina Elena Alexandrovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.16.4. ***Martynenko Nikolai Vladimirovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00015%***

25.16.5. ***Matrosov Dmitri Yuryevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.16.6. ***Puzinkov Sergei Albertovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.17 Name: ***"TeleRoss-Volgograd" Close Joint-Stock Company***
Location: ***16, Mira Str., Volgograd 400 131***
Postal address: ***Room 101, 88, Lenin Str., Volgograd 400005***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.17.1. ***Malyarenko Arthur Nikolaevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,00106%***

25.17.2. ***Kudryavtsev Alexander Georgievich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.17.3. ***Golovan Igor Igorevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.17.4. ***Horemans Daniel***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.18 Name: ***"Volgograd-Mobile" Close Joint Stock Company***
Location: ***13a, Nevskaya St., Volgograd***
Postal address: ***13a, Nevskaya St., Volgograd***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***

25. 19 Name: ***"ZanElCom" Close Joint-Stock Company***

Location: *7/2, Novolesnaya Str., Moscow 103055 Russia*
Postal address: *7/2, Novolesnaya Str., Moscow 103055 Russia*
The Issuer's share in the legal person's authorized capital: *45 %*
This person's share in the Issuer's authorized capital: *none*

25.20 Name: *"Mobilcom" Close Joint-Stock Company*
Location: *14, M. Gorky Str., Vladikavkaz RSO-A*
Postal address: *16, Tamaeva Str., Vladikavkaz RSO-A 362040*
The Issuer's share in the legal person's authorized capital: *35 %*
This person's share in the Issuer's authorized capital: *none*
Officials:

25.20.1. *Kolesnik Alexander Mikhailovich*
Function: *Personal executive organ*
Share in the Issuer's charter capital: *0,00783%*

25.20.2. *Dzakhoev Alan Yurjevich*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0,00041%*

25.20.3. *Kiryachenko Igor Ivanovich*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0,00607%*

25.21 Name: *"Sotovaya svyaz-Alania" Close Joint-Stock Company*
Location: *14, M. Gorky Str., Vladikavkaz RSO-A*
Postal address: *14, M. Gorky Str., Vladikavkaz RSO-A 362040*
The Issuer's share in the legal person's authorized capital: *30 %*
This person's share in the Issuer's authorized capital: *none*
Officials:

25.21.1. *Kozhiev Alan Beshtauovich*
Function: *Personal executive organ*
Share in the Issuer's charter capital: *0.01235%*

25.21.2. *Korbanj Lyudmila Afanasievna*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0,02072%*

25.21.3. *Sviridov Georgy Viktorovich*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0%*

25.21.4. *Tukachinski Alexander Mikhailovich*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0%*

25.22 Name: *"Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company*
Location: *4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355035 Russia*

Postal address: ***406, Lenin Str., Stavropol, Stavropol Territory, 355035 Russia***
The Issuer's share in the legal person's authorized capital: ***26.82 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.22.1. ***Kapustyanski Nikolay Larionovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.22.2. ***Streljnikov Vladimir Ivanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,00025%***

25.22.3. ***Chausova Galina Nikolaevna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.22.4. ***Nikolaev Sergei Nikolaevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.22.5. ***Vasilchenko Galina Vladimirovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.23 Name: ***"Yug-Giprosvyaz" Limited Company***
Location: ***67, Gagarin Str.,Krasnodar 350062***
Postal address: ***67, Gagarin Str.,Krasnodar 350062***
The Issuer's share in the legal person's authorized capital: ***24 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.23.1. ***Serbina Olga Vladimirovna***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0.00003%***

25.24 Name: ***"Telekinokompania IR" Close Joint-Stock Company***
Location: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A***
Postal address: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007***
The Issuer's share in the legal person's authorized capital: ***23.5 %***
This person's share in the Issuer's authorized capital: ***none***

25.25 Name: ***"Kabardino-Balkarskiy GSM" Close Joint-Stock Company***
Location: ***79, Pushkin Str., Nalchik, 360051***
Postal address: ***79, Pushkin Str., Nalchik, 360051***
The Issuer's share in the legal person's authorized capital: ***20 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.25.1. ***Shukhostanov Amdulkhamid Kistuevich***

Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.25.2. ***Tanashev Ruslan Sultanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00193%***

25.26 Name: ***"Karachaevo-CherkesskTeleSot" Close Joint-Stock Company***
Location: ***17, Soyuzny per., Cherkessk, 369000***
Postal address: ***17, Soyuzny per., Cherkessk, 369000***
The Issuer's share in the legal person's authorized capital: ***20 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.26.1. ***Karetin Vadim Grigoryevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.027%***

25.26.2. ***Akbashev Alexander Ayubovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00018%***

25.26.3. ***Zakuraev Sergei Yevgenievich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.26.4. ***Ostroukhov Nikolay Vasiljevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.0031%***

25.26.5. ***Balbekova Larisa Nikolaevna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.26.6. ***Moroz Vladimir Petrovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00085%***

25.27 Name: ***"Rostelegraph" Close Joint-Stock Company***
Location: ***7, Tverskaya Str., Moscow 103375***
Postal address: ***7, Tverskaya Str., Moscow 103375***
The Issuer's share in the legal person's authorized capital: ***15.68 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.27.1. ***Martirosyan Vaag Artavazdovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.27.2. ***Rybakina Olga Matveevna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.27.3. ***Kuzmenko Yuri Vasilyevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.27.4. ***Tokarenko Sergei Andreevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.27.5. ***Putilov Vladimir Yakovlevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.0097%***

25.27.6. ***Pirlya Konstantin Vladimirovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.27.7. ***Ryazantsev Pavel Alexandrovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.27.8. ***Zabolotny Igor Viktorovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.28. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Postal address: ***70, Karasunskaya St., Krasnodar***
The Issuer's share in the legal person's legal capital: ***13,5 %***
This person's share in the Issuer's legal capital: ***none***

25 29 Name: ***"Startcom" Close Joint-Stock Company***
Location: ***6, 2nd Spasonalikovski per., Moscow-49 117909***
Postal address: ***building 2, 26, Zoologicheskaya Str., Moscow 123056***
The Issuer's share in the legal person's authorized capital: ***11.1%***
This person's share in the Issuer's legal capital: ***none***

25.30 Name: ***"TRANK" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414 004***
Postal address: ***6/6, Savushkina Str., Astrakhan 414 056***
The Issuer's share in the legal person's authorized capital: ***10 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.30.1. ***Prachkina Lyudmila Vladimirovna***

Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00827%***

25.30.2. ***Nikitina Lyudmila Ivanovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.01585%***

25.30.3. ***Kollontai Mikhail Vladimirovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.30.4. ***Kudrev Vadim Vasilyevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.30.5. ***Petrov Alexei Vladimirovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.31 Name: ***"Astrakhan Page" Limited Company***
Location: ***16, Trusova Str., Astrakhan 414000***
Postal address: ***16, Trusova Str., Astrakhan 414000***
The Issuer's share in the legal person's authorized capital: ***10 %***
This person's share in the Issuer's legal capital: ***none***

25.32 Name: ***"StavTeleSot" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***98, Karl Marx Pr., Stavropol, Stavropol Territory 355035 Russia***
The Issuer's share in the legal person's authorized capital: ***10 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.32.1. ***Roitblat Alexander Markovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.015%***

25.32.2. ***Mischenko Alexei Mikhailovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.32.3. ***Shmatova Elena Alexandrovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.32.4. ***Kalmes Jerry Christopher***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.32.5. ***Grzhezlyak Christina***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.32.6. ***Onufriev Nikolai Nikolaevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.33 Name: ***" Nalchikskaya sotovaya set " Closed Joint Stock Company***
Location: ***14, Shogentsukova Str., Nalchik 360051***
Mailinging address: ***14, Shogentsukova Str., Nalchik 360051***
The Issuer's share in the legal person's authorized capital: ***6 %***
This person's share in the Issuer's authorized capital: ***none***

26. Other Issuer's affiliated persons:
26.1 Name: " ***Insurance company "Kostars"Closed Joimt Stock Company***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Postal address: ***15a, Kalanchevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.2 Name: ***Closed Joint Stock company "Joint Stock Commercial Innovation Bank of Telecommunications and Informatics Development "Pochtobank"***
Location: ***68, Lenin St., Perm, 614096***
Postal address: ***68, Lenin St., Perm, 614096***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.3 Name: ***Closed Joint Stock Company "Altel"***
Location: ***54-B, Lenin pr., Barnaul, 656099***
Postal address: ***54-B, Lenin pr., Barnaul, 656099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.4 Name: ***Closed Joint Stock Company "BRIZ" Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Postal address: ***17-1, Starokonyushenny per., Moscow, 121002***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.5 Name: ***Closed Joint Stock Company "Bryanskie sotovye seti"***
Location: ***9, Karl Marx St., Bryansk, 241000***
Postal address: ***9, Karl Marx St., Bryansk, 241000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.6 Name: ***Closed Joint Stock Company "Westelcom"***

Location: ***26, Suschovski val., Moscow, 12701864***
Postal address: ***26, Suschovski val., Moscow, 127018***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.7 Name: ***Closed Joint Stock Company "VSNET"***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Postal address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.8 Name: ***Closed Joint Stock Company " Dag.TV-inform"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***3, Lenin pr., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.9 Name: ***Closed Joint Stock Company " Dagestanskaya sotovaya svyaz"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***7, Oscara St., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.10 Name: ***Closed Joint Stock Company " Yeniseitelecom"***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Postal address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.11 Name: ***Closed Joint Stock Company " Engineering center"***
Location: ***16, Kazakova St., Moscow, 103064***
Postal address: ***16, Kazakova St., Moscow, 103064***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.12 Name: ***Closed Joint Stock Company " Kaluzhskaya sotovaya svyaz"***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Postal address: ***85/2, Nikitina St., Kaluga, 248003***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.13 Name: ***Closed Joint Stock Company "Kurganski Sotovy Telefon"***
Location: ***13, Sverdlov St., Kurgan, 640003 RF***
Postal address: ***13, Sverdlov St., Kurgan, 640003 RF***
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.14 Name: "***Lakhdenpokhski telefon" Closed Joint Stock Company***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Postal address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.15 Name: "***Nizhegorodskaya Sotovaya Svyaz" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.16 Name: "***Nizhegorodski Radiotelefon" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.17 Name: "***Novgorod Deitacom" Closed Joint Stock Company***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Postal address: ***20, Mikhaylova St., Velikiy Novgorod, 173000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.18 Name: "***Novocom"Closed Joint Stock Company***
Location: ***12, Lenin St., Novosibirsk-99***
Postal address: ***12, Lenin St., Novosibirsk-99***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.19 Name: "***Altayskaya investment company "ALTINCOM"Closed Joint Stock Company***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Postal address: ***96, Paparanintsev St., Barnaul, 656049***
The Issuer's share in the affiliated person's authorized capital: ***none***

26.20 Name: "***Baikalvestcom"Closed Joint Stock Company***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Postal address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.21 Name: "***Vladimir Teleservice"Closed Joint Stock Company***
Location: ***20, Gorokhovaya St., Vladimir, 600017***
Postal address: ***20, Gorokhovaya St., Vladimir, 600017***
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.22 Name: " ***Vologodskaya sotovaya svyaz"Closed Joint Stock Company***
Location: ***109, Zosimovskaya St., Vologda, 160009***
Postal address: ***109, Zosimovskaya St., Vologda, 160009***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.23 Name: " ***Globalstar Cosmicheskie Telecommunications"(Globaltel)CJSC***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Postal address: 5, ***3/25, Sytinski per., Moscow, 103104***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.24 Name: " ***Yermak RMS" Closed Joint Stock Company***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626200***
Postal address: ***3, Kominterna St., Khanty-Mansiysk, 626200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.25 Name: " ***Infinvest"Closed Joint Stock Company***
Location: ***68, Lenin Str., Perm, 614096***
Postal address: ***32, Gagarin bulvar., Perm, 614000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.26 Name: " ***Istok i C"Closed Joint Stock Company***
Location: ***23, Geroev St., Balakovo, Saratov region, 423800***
Postal address: ***23, Geroev St., Balakovo, Saratov region, 423800***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.27 Name: " ***Kedr RMS"Closed Joint Stock Company***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Postal address: ***61, Sovetski pr., Kemerovo, 650099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.28 Name: " ***Mobile Telecommunications" Closed Joint Stock Company***
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Postal address: ***22, Marksistskaya St., Moscow, 109147***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.29 Name: " ***Narodny Telephone Saratov"Closed Joint Stock Company***
Location: ***40, Kiseleva St., Saratov, 410600***
Postal address: ***40, Kiseleva St., Saratov, 410600***

The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.30 Name: "***Novosibirskaya Sotovaya Svyaz-450"Closed Joint Stock Company***
Location: ***30, Kamenskaya St., Novosibirsk, 630099***
Postal address: ***30, Kamenskaya St., Novosibirsk, 630099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.31 Name: "***Orenburg GSM" Closed Joint Stock Company***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Postal address: ***Mailing box 2153, Orenburg, Russia, 460052***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.32 Name: "***Primtelefon" Closed Joint Stock Company***
Location: ***24, Okeanski prospekt, Vladivostok, 690000***
Postal address: : ***24, Okeanski prospekt, Vladivostok, 690000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.33 Name: "***Pulse Radio Yoshkar-Ola" Closed Joint Stock Company***
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Postal address: : ***138, Sovetskaya St., Yoshkar-Ola***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.34 Name: "***ROSPAK" Closed Joint Stock Company***
Location: ***2a, Bryusov per., Moscow, 103009***
Postal address: ***2a, Bryusov per., Moscow, 103009***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.35 Name: "***Rostelecomport" Closed Joint Stock Company***
Location: ***22, Oktyabrskaya St., Kingisesht,188450***
Postal address: ***22, Oktyabrskaya St., Kingisesht,188450***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.36 Name: "***RTK-I" Closed Joint Stock Company***
Location: ***5, Delegatskaya St., Moscow, 103091***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.37 Name: "***RTK-Center"Closed Joint Stock Company***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***

Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.38 Name: " ***RusLizingSvyaz" Closed Joint Stock Company***
Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Postal address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.39 Name: ***"Saint Petersburg Center of Telecommunications" Closed Joint Stock Company***
Location: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
Postal address: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.40 Name: ***Closed Joint Stock Company "Saratov-Mobile"***
Location: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
Postal address: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.41 Name: " ***Svyazinformkomplekt" Closed Joint Stock Company***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Postal address: ***4A, Darvin St., Chelyabinsk, 454087***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.42 Name: " ***Svyazproject" Closed Joint Stock Company***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123154***
Postal address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.43 Name: " ***Sibirskie Sotovye Sistemy-900"Closed Joint Stock Company***
Location: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
Postal address: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.44 Name: " ***Sotovaya svyaz Birobidzhana"Closed Joint Stock Company***
Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
Postal address: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.45 Name: " ***Sotovaya svyaz Mordovii"Closed Joint Stock Company***

Location: ***13, Bolshevistskaya St., Saransk, Mordovia Republic, Russia***
Postal address: ***13, Bolshevistskaya St., Saransk, Russia***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.46 Name: " ***Telebarents"Closed Joint Stock Company***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Postal address: ***37, Parkovaya St., Petrozavodsk, 185014***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.47 Name: " ***Teleross-Vladivostok" Closed Joint Stock Company***
Location: ***36,Praporschika Komarova St.,Vladivostok, 690000***
Postal address: ***36,Praporschika Komarova St.,Vladivostok, 690000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.48 Name: " ***TeleRoss-Voronezh" Closed Joint Stock Company***
Location: ***35, Revolutsii Prospect,Voronezh, 394000***
Postal address: ***35, Revolutsii Prospect,Voronezh, 394000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.49 Name: " ***TeleRoss-Novosibirsk" Closed Joint Stock Company***
Location: ***5,Lenin St.,Novosibirsk, 930099***
Postal address: ***5,Lenin St.,Novosibirsk, 930099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.50 Name: " ***TeleRoss-Tyumen" Closed Joint Stock Company***
Location: ***61, Respubliki St.,Tyumen, 625000***
Postal address: ***61, Respubliki St.,Tyumen, 625000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.51Name: "***TyumenRuscom" Closed Joint Stock Company***
Location: ***56, Malygina St.,Tyumen, 625048***
Postal address: ***56, Malygina St.,Tyumen, 625048***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.52 Name: " ***Ulyanovsk-GSM"Closed Joint Stock Company***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Postal address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.53 Name: " *Usolski telephone"Closed Joint Stock Company*
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
Postal address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.54 Name: " *Firm "Permtelecom"Closed Joint Stock Company*
Location: ***45, Podlesnaya St., Perm, 614066***
Postal address: ***45, Podlesnaya St., Perm, 614066***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.55 Name: " *FK-svyaz" Closed Joint Stock Company*
Location: ***14, Volgogradski pr., Moscow, 109316***
Postal address: ***14, Volgogradski pr., Moscow, 109316***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.56 Name: *"Center vnedrenia specializirovannyh system"Closed Joint Stock Company*
Location: ***161, Kirova St., Chelyabinsk, 454005***
Postal address: ***161, Kirova St., Chelyabinsk, 454005***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.57 Name: *"Digital Telecommunications" Closed Joint Stock Company*
Location: ***20a, Gagarin St., Cheboksary, 428000***
Postal address: ***20a, Gagarin St., Cheboksary, 428000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.58 Name: *"Chery- Page" Closed Joint Stock Company*
Location: ***83, K.Ivanov St., Cheboksary, 428018***
Postal address: ***83, K.Ivanov St., Cheboksary, 428018***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.59 Name: " *Yuzhno-Sibirskaya Sotovaya svyaz"Closed Joint Stock Company*
Location: ***13, Severo-Zapadnaya St., Barnaul***
Postal address: ***13, Severo-Zapadnaya St., Barnaul***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.60 Name: " *United Telecom Ural"Closed Joint Stock Company*
Location: ***9, 25 Let Oktyabrya St., Perm, 614000***
Postal address: ***9, 25 Let Oktyabrya St., Perm, 614000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.61 Name: " ***Russki acceptny bank" Commercial Bank***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.62 Name: " ***Region-Svyaz" Non-state pension fund***
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Postal address: ***278, Pushkinskaya St., Izhevsk, 426008***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.63 Name: " ***Svyazist" Non-state pension fund***
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Postal address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.64 Name: " ***Perminform" Limited Company***
Location: ***2, Krupskoy St., Perm, 614060***
Postal address: ***2, Krupskoy St., Perm, 614060***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.65 Name: " ***AMT" Limited Company***
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Postal address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.66 Name: " ***Bona" Limited Company***
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Postal address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.67 Name: " ***VladPage"Limited Company***
Location: ***42, Gorkogo St., Vladimir, 600000***
Postal address: ***42, Gorkogo St., Vladimir, 600000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.68 Name: " ***Vladimirski taxofon" Limited Company***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Postal address: ***32"B", Stroiteley pr., Vladimir, 600014***
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.69 Name: " ***Vyatka page" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Postal address: ***115, Oktyabrski pr., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.70 Name: " ***Vyatskaya sotovaya svyaz" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Postal address: ***1, Uralskaya St., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.71 Name: " ***Informtek"Limited Company***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Postal address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.72 Name: " ***Kamalyaskcom" Limited Company***
Location: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
Postal address: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.73 Name: " ***Mobil-Com" Limited Company***
Location: ***17, Mira St., Vladimir, 600017***
Postal address: ***17, Mira St., Vladimir, 600017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.74 Name: " ***Pagetelecom"Limited Company***
Location: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
Postal address: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.75 Name: " ***Perm TV and Radio Company "Ural Inform TV" Limited Company***
Location: ***2, Krupskoy St., Perm, 614060***
Postal address: ***2, Krupskoy St., Perm, 614060***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.76 Name: " ***Policomp"Limited Company***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Postal address: ***20, B.Morskaya St., Saint-Petersburg, 191186***

The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.77 Name: " ***Radio-Rezonans" Limited Company***
Location: ***8, Okski syezd, N.Novgorod, 603022***
Postal address: ***8, Okski syezd, N.Novgorod, 603022***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.78 Name: " ***Sevtelecom"Limited Company***
Location: ***27, Leningradskaya St., Murmansk, 183038***
Postal address: ***27, Leningradskaya St., Murmansk, 183038***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.79 Name: " ***Telecom-Stroy"Limited Company***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Postal address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.80 Name: " ***Telecom-Terminal"Limited Company***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Postal address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.81 Name: " ***Tomsktelecom-Nicola Tesla"Limited Company***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Postal address: ***1, Makrushina St., Tomsk, Russia 634040***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.82 Name: " ***Torgovy dom "Electrosvyaz"Limited Company***
Location: ***107, Lenin St., Chita, 672076***
Postal address: ***107, Lenin St., Chita, 672076***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.83 Name: " ***Torgsvyaz"Limited Company***
Location: ***129/a, Lenin St., Kirov***
Postal address: ***129/a, Lenin St., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.84 Name: " ***Tyumentelecom-Invest" Limited Company***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***

Postal address: ***56, Respubliki St., Tyumen, Russia, 625000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.85 Name: " ***Udmurtskie sotovye seti-450"Limited Company***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***
Postal address: ***206, Pushkinskaya St., Izhevsk, 426034***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.86 Name: " ***Centrum" Limited Company***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Postal address: ***22, Antikaynena St., Petrozavodsk, 185000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.87 Name: " ***Izhcom" Russian-American JV Limited Company***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Postal address: ***206, Karl Marx St., Izhevsk, 426057***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.88 Name: " ***Magalyascom" JV Limited Company***
Location: ***2-a, Lenin St., Magadan***
Postal address: ***2-a, Lenin St., Magadan***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.89 Name: " ***ROS" CHOP Limited Company***
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Postal address: ***30, Dzerzhinskogo St., Penza, 440062***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.90 Name: " ***Rostelecom-bezopasnost" CHOP Limited Company***
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Postal address: ***2/2, Deguninskaya St., Moscow, 127486***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.91 Name: " ***VolgaTelecom" Open Joint-Stock Company***
Location: ***Dom svyazi, Maxim Gorky Pl., Nizhniy Novgorod, 603 000***
Postal address: ***Dom svyazi, Maxim Gorky Pl., Nizhniy Novgorod, 603 000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.92 Name: " ***Giprosvyaz"Open Joint Stock Company***

Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Postal address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.93 Name: "***NGTS-Page' Open Joint Stock Company***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Postal address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.94 Name: "***Rinet"Open Joint Stock Company***
Location: ***86, Kirova St., Novosibirsk, 630102***
Postal address: ***1, Trudovaya St., Novosibirsk 99, 630 102***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.95 Name: "***Sibirtelecom" Open Joint Stock Company***
Location: ***5, Lenin St., Novosibirsk, 630099***
Postal address: ***5, Lenin St., Novosibirsk, 630099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.96 Name: "***Stromgeomash"Open Joint Stock Company***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Postal address: ***35, promzona Lazurnaya, Tver, 170017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.97 Name: "***Uralsvyazinform"Open Joint Stock Company***
Location: ***68, Lenin St., Perm, 614096***
Postal address: ***68, Lenin St., Perm, 614096***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.98 Name: "***AK Mobiltelecom"Open Joint Stock Company***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Postal address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.99 Name: "***Alternativnye telefonnye seti"Open Joint Stock Company***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Postal address: ***22, Novotorzhskaya St., Tver, 170000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.100 Name: “ ***Dagsvyazinform”Open Joint Stock Company***
Location: ***3, Lenin Pl., Makhachkala, 367012***
Postal address: ***3, Lenin Pl., Makhachkala, 367012***
The Issuer’s share in the affiliated person’s authorized capital: ***none***
The affiliated person’s share in the Issuer’s authorized capital: ***none***

26.101 Name: “ ***Dalnevostochnaya companiya electrosvyazi” Open Joint Stock Company***
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Postal address: ***57, Svetlanskaya St., Vladivostok, 690600***
The Issuer’s share in the affiliated person’s authorized capital: ***none***
The affiliated person’s share in the Issuer’s authorized capital: ***none***

26.102 Name: “***Lensvyaz”Open Joint Stock Company***
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Postal address: ***61, B.Morskaya St., St.Petersburg, 190000***
The Issuer’s share in the affiliated person’s authorized capital: ***none***
The affiliated person’s share in the Issuer’s authorized capital: ***none***

26.103 Name: “ ***North-West Telecom” Open Joint Stock Company***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Postal address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The Issuer’s share in the affiliated person’s authorized capital: ***none***
The affiliated person’s share in the Issuer’s authorized capital: ***none***

26.104 Name: “***Central Telecommunications Company”Open Joint Stock Company***
Location: ***23,Proletarskaya Str.,Khimki, 141400***
Postal address: ***23,Proletarskaya Str.,Khimki, 141400***
The Issuer’s share in the affiliated person’s authorized capital: ***none***
The affiliated person’s share in the Issuer’s authorized capital: ***none***

26.105 Name: “***Central Telegraph” Open Joint Stock Company***
Location: ***7, Tverskaya St., Moscow, 103375***
Postal address: ***7, Tverskaya St., Moscow, 103375***
The Issuer’s share in the affiliated person’s authorized capital: ***none***
The affiliated person’s share in the Issuer’s authorized capital: ***none***

26.106 Name: “ ***Rostelecom” Open Joint Stock Company of Long-Distance and International Telecommunications***
Location: ***5, Delegatskaya St., Moscow, 103091***
Postal address: ***5, Delegatskaya St., Moscow, 103091***
The Issuer’s share in the affiliated person’s authorized capital: ***none***
The affiliated person’s share in the Issuer’s authorized capital: ***none***

26.107 Name: “ ***Kolatelecom”Closed Joint Stock Company JV***
Location: ***5, Samoilovoy St., Murmansk, 183038***
Postal address: ***5, Samoilovoy St., Murmansk, 183038***
The Issuer’s share in the affiliated person’s authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.108 Name: " ***Teleport Ivanovo"(TPI) Limited Company***
Location: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
Postal address: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.109 Name: " ***SCS-Sovintel" Limited Company JV***
Location: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
Postal address: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

27. The Issuer's stockholding in the authorized capital of legal persons – affiliated persons.
See items 24, 25, 26.

28. Stockholding of the Issuer's affiliated persons, their founders and officials in the Issuer's authorized capital:
See items 24, 25, 26.

29. Owners of 5% and more of voting shares in the Issuer's highest management organ.

Name: ***"Investitsionnaya Kompaniya Svyazi" (Svyazinvest) Open Joint Stock company***
Share: ***50,69 %***

Name: ***Closed Joint-Stock Company "Depositary and Clearing Company" (nominal holder)***
Share: ***11.39 %***

Name: ***"ING Bank (Euroasia)CJSC" CJSC (nominal holder)***
Share: ***9.81 %***

Name: ***Commercial Bank "JP Morgan Bank International" (Limited)***
Share: ***5.36 %***

30. The Issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.
No participation

31. The Issuer's branches and agencies.

Name: ***"Electrosvyaz of Adygeia Republic"***
Location: ***22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700***
Postal address: ***22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700***
Head: ***Chinazirov Yanvar Khadzhimusovich***
Established: ***8.01.2002***

Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Svyazinform", Astrakhan Region"***
Location: ***7/8, Teatraljny per.,Astrakhan, 414000***
Postal address: ***7/8, Teatraljny per.,Astrakhan, 414000***
Head: ***Prachkin Alexey Petrovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Volgogradelectrosvyaz"***
Location: ***9, Mira Str.,Volgograd, 400131***
Postal address: ***9, Mira Str.,Volgograd, 400131***
Head: ***Izyurjev Leonid Mikhailovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"KabBalktelecom"***
Location: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000***
Postal address: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000***
Head: ***Shukhostanov Amdulkhamid Kistuevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Electrosvyaz", Kalmykia Republic"***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Postal address: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Head: ***Ufimov Vladimir Batorovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Kubanelectrosvyaz"***
Location: ***294, Golovatogo Str., Krasnodar,350000***
Postal address: ***294, Golovatogo Str., Krasnodar,350000***
Head: ***Ignatenko Ivan Fyodorovich***
Established: ***13.02.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Karachaevo-Cherkesskelectrosvyaz"***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100***
Postal address: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100***
Head: ***Butko Alexander Semyonovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Rostovelectrosvyaz"***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Postal address: ***47, Bratski per., Rostov-on-Don, 344082***

Head: ***Ukhov Valery Vasilyevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Sevosetinelectrosvyaz"***
Location: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040***
Postal address: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040***
Head: ***Kozhiev Beshtau Kanamatovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Electrosvyaz ", Stavropol Territory"***
Location: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035***
Postal address: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035***
Head: ***Roitblat Alexander Markovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Yugtaxofon"***
Location: ***12, Klubnaya St., Krasnodar, 350051***
Postal address:***12, Klubnaya St., Krasnodar, 350051***
Director: ***Alexander Grigoryevich Sokolchik***
Established: ***29.12.1997***
Power of Attorney is valid till: ***31.12.2003***

Name: ***Center of New Technologies***
Location: ***59, Krasnaya St., Krasnodar, 350000***
Postal address:***59, Krasnaya St., Krasnodar, 350000***
Director: ***Konstantin Vladlenovich Yunov***
Established: ***1.01.2000***
Power of Attorney is valid till: ***31.12.2003***

Name: ***Training and Production Center***
Location: ***1, Industrialnaya St., Krasnodar, 350007***
Postal address:***1, Industrialnaya St., Krasnodar, 350007***
Director: ***Yuri Nickolaevich Belov***
Established:***01.10.1997***
Power of Attorney is valid till: ***31.12.2003***

32. The Issuer's employees number:
Average number of the Issuer's employees on pay-roll including those , working at its branches and agencies, for the period under review: ***41 098***

33.Description of the Issuer's basic activities.
DEVELOPMENT OF TELECOMMUNICATIONS

Telecommunications is one of the most rapidly developing sectors of Russian economy which is provided by industrial development and growth of purchasing capacity of the population. Telecom market is represented by local telecom operators and operators of domestic and international long-distance telephony. At that, share of traditional telecom operators stands at less than a half of revenues of telecom sector. Regional telecom operators have licenses to provide services of local, domestic and international long-distance telephony, data transmission, wireless subscriber access, ISDN services and services of mobile communication.

Till 1992 the sphere of Telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:

- *establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;*
- *radio and television broadcasting centers not subject to privatization.*

Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares.

In 1995 Open Joint-Stock Company "Investitsionnaya Kompania Svyazi"(OJSC"Svyazinvest") was established whose charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. In December 2000 Government of the Russian Federation approved the "Concept of Telecom Market Development in the Russian Federation" worked out by Ministry of Communication of RF providing for reorganization of Svyazinvest holding structure completed at the end of 2002 and resulted in creation of seven interregional telecom companies. At present "Svyazinvest" OJSC has a voting majority in seven interregional telecoms and controls operator of domestic and international long-distance telephony OJSC "Rostelecom" as well as OJSC "Giprosvyaz". The holding company's subsidiaries operate public telephone networks all over the country which installed capacity is over 29.7 million telephone lines (as of 01.07.2002) constituting over 90% of total number capacity of Russian public network.

According to the Program of social and economic development of the Russian Federation for 2003-2005 the state policy on development of an information and telecommunication infrastructure will be concentrated on:

- *Carrying out the effective technological policy aimed at modernization of existing public networks and introduction of new systems and public networks;*
- *rapid development of the market of modern telecom services of high quality;*
- *Reduction of state regulation of telecommunications sector simultaneously with increase of its efficiency and introduction of mechanisms for development of self-regulation in telecommunications sector;*
- *Improvement of the mechanism of state regulation of tariffs for telecom services which provides for bringing the size of tariffs for telecom services to the level of economically based costs, and decreasing to a minimum the cross subsidizing of telecom services.*

The main tasks for 2003 remain growth of number capacity volume, maximal satisfaction of solvent demand of residential and business sector, digitization of automatic telephone exchanges, wide introduction of new technologies, improvement of the quality of provided services.

The basic tendencies in telecommunications sector within the next few years will be the following:

- *Transition to time-based billing system for local outgoing calls;*

- fundamental improvement of tariff policy;

- Increase of a technical level of public telephone systems.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key point here is to put an end to cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to make local telephony profitable and to put an end to its subsidizing by long-distance and international telephony. Simultaneously long-distance and international telephony tariffs may be decreased. "Svyazinvest"PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Ministry of Anti-Monopoly Policy of the Russian Federation.

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of queues for installation of telephone sets and increase of level of network digitization.

Public Joint Stock Company "Southern Telecommunications Company" was founded as open joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as the assignee of the state telecom enterprise of the Krasnodar Territory "Rossvyazinform".

Since January 1997 UTK shares have been traded in RTS Stock exchange. At present ordinary shares of "UTK" PJSC are included in RTS quotation list A2, preference shares – in RTS quotation list B.

05.02.1998. Level 1 ADR program was established. UTK ADRs representing its shares are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX Borse AG, Vienna.

07.03.2001. Ordinary and preference shares of "UTK" PJSC are included in the list of securities which can be subjects of transactions concluded through the Moscow Interbank Currency Exchange (MICEX).

23.04.2002 Level 1 ADR program of "UTK" PJSC was transferred from The Bank of New York to JP Morgan Chase Bank which at the present time acts as the Company's Depositary. Depositary Agreement between the Company and JP Morgan Chase Bank was signed on 22 April, 2002 and restated on 15 December, 2002 in connection with reorganization.

21.05.2002 "UTK" PJSC shares are included in the list of securities which can be subjects of transactions through NP " Saint Petersburg Stock exchange".

30.05.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, №16048 of 28.06.01).

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern

Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:
"Volgogradelectrosvyaz"OJSC;
"KabBalktelecom" OJSC;
"Karachaevo-Cherkesskelectrosvyaz" OJSC;
"Svyazinform" OJSC, Astrakhan Region;
"Sevosetinelectrosvyaz" OJSC;
"Electrosvyaz of Adygeia Republic" OJSC;
"Electrosvyaz" OJSC, Kalmykia Republic;
"Rostovelectrosvyaz" OJSC;
"Electrosvyaz" OJSC, Stavropol Territory;
21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.
12.02.2003 "Southern Telecommunications Company" PJSC was assigned corporate governance score (CGS) of "CGS-5.2" by international rating agency "Standard & Poor's". "Standard & Poor's" believes that governance practices at "UTK" PJSC are improving rapidly.
2.04. 2003 the international rating agency "Standard & Poor's" raised long-term corporate credit rating of "Southern Telecommunications Company" PJSC to "B-" from "CCC+" (the outlook is "Stable). The rating action follows the merger of "UTK" PJSC with 9 other telecom incumbents in the southern federal region of Russia.
General purpose of the reorganization is maximal satisfaction of customers' demand for telecom services and improvement of the shareholders' well-being. Most important strategic tasks of the reorganization are increase of management efficiency and transparency, improvement of quality of provided services and gaining competitive advantage in the SFD market, costs reduction at the expense of synergetic effect, optimization of the taxation, stabilization and improvement of the Company's financial condition, increase of the shares' liquidity and market capitalization of the Company, coming out to the world markets of capital, improvement of corporate management model, effective redistribution and concentration of financial resources on priority projects, development of telecommunications systems to the level of world standards.

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, offering communication channels for rent and other kinds of telecommunication services.
The licensed area of "UTK" PJSC covers 519,6 thousand sq. km. (3,5 % of territory of Russia) with population of 18,2 million people (12,6 % of the population of Russia) as of 01.01.2002. "UTK" PJSC share in 2002 total volume of regional revenues of telecommunications sector makes 45 %. The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructural resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

KEY ACTIVITIES AND THEIR SHARE IN TOTAL VOLUME OF SALES

The Issuer's priority activity is rendering telecom services.
Their share in total revenues:
1999 – 87.0%

2000 – 87.9%
2001 – 95.4%
2002 – 96.66%
1H03 – 98.05%

Key products (services) of "Southern Telecommunications Company" PJSC, providing more than 10% of sales proceeds are rendering services of local, long-distance and international telephony to residents and enterprises of the Krasnodar Territory.

Service: domestic and international long-distance telephony
Share in tariff income:
1999 – 60.6%
2000 – 58.4%
2001 –54.7%
2002 – 51.6%
1H03 – 51.5%

Service: local telephony
Share in tariff income:
1999 – 33.0%
2000 – 34.9%
2001 – 36.9%
2002 – 36.3%
1H93 – 38.3%

SOURCES OF PRIMARY PRODUCTS, MATERIALS, SERVICES

Sources of primary products, materials, services.

Equipment	Main vendors
SI, EWSD	"Technoserv A/S" Limited company
	Alcatel1000, Cisco transmission systems
EWSD, C8C08	"Open Technologies 98"CJSC

Share of imported equipment stands at 91.4%.

Besides the above mentioned suppliers the Company works with other manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.

"Technoserv A/S" Limited company delivers 11% of all inventory holdings of the Issuer.
Outlook for availability of these delivery sources : stable

THE ISSUER'S MARKET

According to the registered licenses for rendering telecom services, the primary market of "Southern Telecommunications Company" PJSC is the Southern Federal District. Main users of

telecom services are residents, enterprises and organizations of the Southern Federal District. Residential sector share is 60.06%, business sector share is 39.94%.

As the activities of "Southern Telecommunications Company" PJSC are of mass nature, no one of its customers accounts for more than 10% of sales volume.

Possible negative factors that can affect the Issuer's services market:

- *rapid development of cellular services; their share in 2002 total volume of regional revenues of telecommunications sector stood at 34.5%.*
- *keen competition among Internet providers.*
- *expected increase of competitive activity in the sphere of new technologies and value-added services taking into account high level of potential competitiveness (757 issued licenses) as well as presence of considerable demand for telecom services.*

ACTIVITY PRACTICE WITH RESPECT TO RESERVES, THE ISSUER'S POLICY ON CURRENT CAPITAL AND RESERVES

PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.
To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	*2000 (prior to merger)*	*2001 (prior to merger)*	*2002*
1. Revenue	*2 174 million rubles*	*2 597 million rubles*	*10 531 million rubles*
2. Turnover ratio of reserves	*18.53*	*16.01*	*8.01*

Calculations are made as a ratio of sales proceeds to average amount of reserves over the period.

SEASONAL NATURE OF ACTIVITIES

All the Company's activities are not of seasonal nature. However, increasing long-distance and international traffic during summer months at the expense of growing number of tourists (at the Azov and Black Sea sides and resorts of Kavkazskie Mineralnie Vodi) influences positively the Company's profits.

MAIN COMPETITORS

As at 1 January 2003 total number of issued licenses valid in "UTK" PJSC service area (10 out of 13 subjects of the Russian Federation in the Southern Federal District) is 757 lisences including 43% of them for rendering services of local, inter-zonal, domestic and international long-distance telephony, 38% - for rendering data transmission and telematic services, 12% - for channel rent, 5% - for rendering services of radiotelephony and paging, 2% - for rendering cellular services .
As at the beginning of 2003 360 alternative telecom operators operate in the territory of the Southern Federal District, 60 of them being Internet-providers.

In spite of high level of competition "UTK" PJSC holds major market share of traditional telecom services - local, domestic and international long-distance telephony which total market share being 80% of aggregate SFD market. "UTK" PJSC position in the SFD telecom market is above the average over "Svyazinvest" OJSC subsidiaries and corresponds to general progress trends of the Russian traditional operators.

"UTK" PJSC market position in business sector is above the average over "Svyazinvest" OJSC subsidiaries. "UTK" PJSC market position in residential sector is below the average over "Svyazinvest" OJSC subsidiaries that can be explained by intense competition with cellular operators in the territory of the Southern Federal District which focus their marketing efforts on residential sector.

According to 2002 performance results "UTK" PJSC's market shares in the SFD telecom market are the following: local telephone services and providing access to public telephone network – 95%, domestic and international long-distance telephone services – 68%, value-added services – 31% including Internet – 52%, other VAS – 43%. According to 2002 performance results "UTK" PJSC's market share of total revenue of telecommunication sector in the Southern Federal District constitutes 45% taking into account cellular market (68% - without taking into consideration cellular market).

Results of marketing analysis in "UTK" PJSC licensed area revealed essential dissatisfied demand for value-added services: VPN (data transmission), ISDN, assigned lines, broad band access, IP-telephony, access to Internet. In this connection "Southern Telecommunications Company" PJSC states the following priority tasks in this market segment:

- *Introducing new technologies and services meeting the market development tendencies and customers' real requirements.*
- *Making value-added services more competitive including in the spheres of customer service and provision of additional services.*
- *Developing integrated data networks (multi-service networks) in the Southern Federal District*
- *Introduction of pre-paid universal service cards .*
- *Technical realization of intra-regional service roaming.*
- *Providing services "in packet" including traditional telecom services.*

One of the priorities in the service sphere is introduction of pre-paid service cards: Internet cards, Service telephone cards, IP-telephony cards, public phone cards.

In future "UTK" PJSC plans to introduce universal pre-paid cards. It will make possible to increase convenience, efficiency and integration of payments for telecom services for customers that will result in sales efficiency growth and reduction of accounts receivable.

34. Investment declaration. Description of the Issuer's activities.

Submitted only by investment funds

35. Plans of the Issuer's future activities.

Plans of future activities.

Strategic goal of "UTK" PJSC is to strengthen its market position and to reach a 51% share in revenues of telecom sector of the Southern Federal District in 2006. The following measures should provide the realization of the Company's strategic goal: stable annual growth of sales volume

keeping the existing profit level, growth of new services' share in total revenue structure up to 12%t in 2006, increase of volume and range of provided services, realization of the program on the Company's corporate restructuring.

Budget (business-plan) of "Southern Telecommunications Company" PJSC for the year 2003 provides for a total revenue of RUR 13 267.5 mln which is up 26% compared with 2002. Revenues from core activity (sale of telecom services) are to be increased by 29.6% reaching RUR 13 011.5 mln including local telephony – RUR 5341mln (a 39.4%-increase), long-distance telephony – RUR 6576 mln(+20.6%), value-added services – RUR 459 mln (+58.4%).

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity.

Considerable revenue growth from traditional services will result from putting into service the planned capacity of 513 281 lines (a 37.2% growth), increase in number of basic telephones by 244 596 sets (+47.4%) and of course by the Company's every effort to raise teledensity in the Southern Federal District (by 7% to 20.4 telephones per 100 inhabitants) and to reduce number of applications for telephone installation. 2003 total installed capacity is to be 3836 453 lines, 92.7% of them to be equipped.

When planning revenue structure the Company gives preference to growth of value-added services' share. Telecom market of the Southern Federal District is characterized by low level of penetration of value-added services (intelligent services, broadband access, etc) which tariffs are not regulated by government. "UTK" PJSC main task for 2003 is to strengthen its position in the market of perspective and profitable services and to increase VAS share in total revenue structure in order to raise the Company's general level of profitability. In 2003 "UTK" PJSC plans considerable development of data transmission multi-service networks. Amount of contract for equipment delivery exceeds 15.8 mln USD. Total number of ports exceeds 18.7 ths ports. 10 thousand of them are for switched access including 8 thousand universal access ports which allow to provide DialUp, ISDN-DialUp, IP-telephony services via one and the same port. Over 8 thousand ports are for access via assigned lines including 1.5 thousand xDSL ports and 3.5 thousand Ethernet ports. Multi-service network development is based on IP MPLS technology as being most productive for providing VPN services in the territory of the Southern Federal District. Besides, the Company plans to build call-centers in Krasnodar, Rostov,Volgograd and to provide ISDN, IP-telephony and intelligent services to wider range of customers.

As a result of introduction of new equipment in 2003 VAS share is to reach 3.5% in total revenue structure (+50.2% compared to 2002).

Level of local telephone networks digitization is to be increased by 10.4% in 2003 thus totaling in 49%. The length of long-distance telephone channels is to rise by 1724.7 ths ch/km including those formed using digital transmission system – by 1737.4 ths ch/km. Length of transmission lines is to be increased by 2098 km (+13.6%), including 2008 km (+46.2%) of fiber-optic transmission lines. These lines of the Company's development are supported by 2003 plan of capital expenditures which provide for RUR 4879.8 mln of capital investments and RUR 5264.6 mln of basic assets to be put into operation. In 2003 the Company source of finance will include own funds and debt capital. Share of own funds will stand at 34.2%, borrowed funds and debt capital – 65.8%. 2003 capex breakdown in terms of project types will be the following: business development – 74%, reconstruction and infrastructure maintenance – 25%.

Medium-term strategic directions of "UTK" PJSC development:

- *meeting the solvent demand for key telecom services by increase of equipped number capacity, introduction of the system of time-based (per-minute) billing of local telephone call;*
- *creation of integrated clearing and service centers;*
- *development of public Internet-access center, connection of regional data transmission networks to Internet;*
- *introduction of intelligent services;*
- *improvement of corporate client service, formation of optimal packet of services for corporate clients;*
- *formation of departments for work with vip-clients, equipping public communication centers with conferencing equipment, selling services to corporate users, active address advertising.*

Long-term strategic directions of "UTK" PJSC development:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list, aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;*
- *maximization of the Company's profitability;*
- *active tariff policy;*
- *pressing marketing policy;*
- *hard control of expenditures' volume;*
- *improvement of corporate management*

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

36. Information about the Issuer's authorized capital.
The Issuer's authorized capital rate (RUR): *1 297 779 384.66*

The authorized capital lay-out according to the shares' categories:
Ordinary shares:
Total amount(RUR): *976 969 278.12*
Share in authorized capital: *75.280074 %*
Preference shares:
Total amount (RUR): *320 810 106.54*
Share in the authorized capital: *24.719926 %*

37. Information about the state (municipal entity) share in the Issuer's legal capital.
The authorized capital's share held by state (municipal entity):

Type of property: ***of the subjects of the Russian Federation***
Share: ***0.00028%***
Managing shareholder: ***Federal property fund of the Krasnodar Territory***

Type of property: ***federal***
Share: ***0.0919%***
Managing shareholder: ***Ministry of Property relations of the Russian Federation***

Type of property: ***of the subjects of the Russian Federation***
Share: ***0.00031%***
Managing shareholder: ***Administration of federal postal service in the Volgograd Region***

Type of property: ***of the subjects of the Russian Federation***
Share: ***0.03424%***
Managing shareholder: ***State Enterprise -Administration of federal postal service in Karachaevo-Circassian Republic of the Ministry of Telecommunications and Informatization of the Russian Federation.***

The Issuer's shares allocated to the state (municipal) property:
none

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal bodies to participate in the Issuer's management ("golden share"):
Not provided

38. Information about the Issuer's declared shares.
38.1
Category: ***ordinary***
Form: ***registered, non-documentary***
Full name of declared shares' category/type: ***ordinary registered non-documentary***
Nominal value(RUR): ***0.33***
Number: ***130 814 345***
Total value (RUR): ***43 168 733.85***
Terms of stock floatation: ***Form and terms of placement are determined by the Board of Directors.***

38.2
Category: ***preference***
Type: ***A***
Form: ***registered, non-documentary***
Full name of declared shares' category/type: ***preference registered non-documentary type A***
Nominal value(RUR): ***0.33***
Number: ***32 711 532***
Total value (RUR): ***10 794 805.56***
Terms of stock floatation: ***Form and terms of placement are determined by the Board of Directors.***

39. The Issuer's material contracts and obligations:
None

40. The Issuer's obligations related to the issue of shares and securities convertible into shares:
no such obligations

41. Information about the sanctions imposed on the Issuer, court proceedings and public inquiries:

Sanctions imposed on the Issuer by courts and state governing authorities during three fiscal years prior to the reported one and in the current year:

Date of the sanction's application:*18.07.2000*
Institution that imposed the sanction: *fiscal inspection of Kalininskaya, Krasnodar Territory*
Cause of sanction: *Undue tax registration*
Form of sanction: *penalty*
Size of sanction(RUR): *15 000*
Degree of the sanction execution: *executed*

Date of the sanction's application:*18.07.2000*
Institution that imposed the sanction: *fiscal inspection of Novorossiysk*
Cause of sanction: *Incomplete payment of land tax*
Form of sanction: *penalty*
Size of sanction(RUR): *8 434*
Degree of the sanction execution: *executed*

Date of the sanction's application:*18.07.2000*
Institution that imposed the sanction: *fiscal inspection of Tikhoretsk*
Cause of sanction: *Incomplete payment of sale tax*
Form of sanction: *penalty*
Size of sanction(RUR): *180*
Degree of the sanction execution: *executed*

Date of the sanction's application:*18.07.2000*
Institution that imposed the sanction: *fiscal inspection of Krymsk*
Cause of sanction: *Incomplete payment of profit tax*
Form of sanction: *penalty*
Size of sanction(RUR): *2 104*
Degree of the sanction execution: *executed*

Date of the sanction's application:*18.07.2000*
Institution that imposed the sanction: *fiscal inspection of Yeisk*
Cause of sanction: *Incomplete payment of income tax*
Form of sanction: *penalty*
Size of sanction(RUR): *5 808*
Degree of the sanction execution: *executed*

Date of the sanction's application:*18.07.2000*
Institution that imposed the sanction: *fiscal inspection of Korenovsk*

Cause of sanction: ***Incomplete payment of VAT***
Form of sanction: ***penalty***
Size of sanction(RUR): ***2 235***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***18.07.2000***
Institution that imposed the sanction: ***fiscal inspection №1 of Krasnodar***
Cause of sanction: ***Incomplete payment of property tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***6 305***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***18.07.2000***
Institution that imposed the sanction: ***fiscal inspection of Tuapse***
Cause of sanction: ***Incomplete payment of road use tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***26***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***4.06.2001***
Institution that imposed the sanction: ***fiscal inspection of Gelendzhik***
Cause of sanction: ***Undue payment of VAT***
Form of sanction: ***fine***
Size of sanction(RUR): ***490 142***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***4.06.2001***
Institution that imposed the sanction: ***fiscal inspection of Gelendzhik***
Cause of sanction: ***Incomplete payment of VAT***
Form of sanction: ***penalty***
Size of sanction(RUR): ***145 942.8***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***20.06.2001***
Institution that imposed the sanction: ***fiscal inspection № 3of Krasnodar***
Cause of sanction: ***Incomplete payment of property tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***31.12.2001***
Institution that imposed the sanction: ***Otradnenskaya Regional Department of Social Insurance Fund***
Cause of sanction: ***According to the results of scheduled all-round inspection of Armavir Joint Communication Center***
Form of sanction: ***penalty***
Size of sanction(RUR): ***558***

Degree of the sanction execution: ***executed***

Date of the sanction's application:***15.02.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue VAT payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 277 809***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***3.04.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue profit tax payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***210 168***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***30.05.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 332 516***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***24.06.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***100 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***29.07.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***202 995***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***16.08.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of property tax***
Form of sanction: ***fine***

Size of sanction(RUR): ***18 603***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***16.08.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***1 072 326***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***1.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of single tax for imputed earnings***
Form of sanction: ***fine***
Size of sanction(RUR): ***181***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***1.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of single social tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***17 583***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***3.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of value added tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***3 383***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***3.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***4 357***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***3.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of property tax***

Form of sanction: ***fine***
Size of sanction(RUR): ***466***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***5.11.2002***
Institution that imposed the sanction: ***Volgograd customs according to Article 16.12 of Administrative responsibility Code of the Russian Federation***
Cause of sanction: ***Supplier's fault, renaming of buyer due to reorganization***
Form of sanction: ***administrative penalty***
Size of sanction(RUR): ***3 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***18.11.2002***
Institution that imposed the sanction: ***fiscal inspection of Krasnosulinskiy district, Rostov region***
Cause of sanction: ***Incomplete payment of property tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***1***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***18.11.2002***
Institution that imposed the sanction: ***fiscal inspection of Gukovo***
Cause of sanction: ***Undue payment of special purpose tax for militia***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 395***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***20.11.2002***
Institution that imposed the sanction: ***Regional Branch of Ministry of Tax Revenue in Cherkessk***
Cause of sanction: ***Undue payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***266 359***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***25.11.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue in Millerovo district, Rostov region***
Cause of sanction: ***Undue payment to TFMOS***
Form of sanction: ***fine***
Size of sanction(RUR): ***1 105***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***25.11.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue in Millerovo district, Rostov region***
Cause of sanction: ***Undue payment to FFOMS***
Form of sanction: ***fine***
Size of sanction(RUR): ***251***

Degree of the sanction execution: ***executed***

Date of the sanction's application: *25.11.2002*
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue in Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment of single social tax***
Form of sanction: ***fine***
Size of sanction(RUR): *215*
Degree of the sanction execution: ***executed***

Date of the sanction's application: *25.11.2002*
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue in Millerovo district, Rostov region***
Cause of sanction: ***Undue payment of single social tax to PF***
Form of sanction: ***fine***
Size of sanction(RUR): *2 724*
Degree of the sanction execution: ***executed***

Date of the sanction's application: *27.11.2002*
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue in Novocherkassk***
Cause of sanction: ***Undue payment of advertising tax***
Form of sanction: ***fine***
Size of sanction(RUR): *1 049*
Degree of the sanction execution: ***executed***

Date of the sanction's application: *27.11.2002*
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue in Novocherkassk***
Cause of sanction: ***Undue payment of advertising tax***
Form of sanction: ***fine***
Size of sanction(RUR): *477*
Degree of the sanction execution: ***executed***

Date of the sanction's application: *30.11.2002*
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): *144*
Degree of the sanction execution: ***executed***

Date of the sanction's application: *30.11.2002*
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Leninskiy district, Rostov region***
Cause of sanction: ***Incomplete payment of income tax***
Form of sanction: ***fine***

Size of sanction(RUR): *4 253*
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***30.11.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Zheleznodorozhniy district, Rostov region***
Cause of sanction: ***Undue payment of property tax***
Form of sanction: ***fine***
Size of sanction(RUR): *218*
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***30.11.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Leninskiy district, Rostov region***
Cause of sanction: ***Undue payment of income tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***402***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***30.11.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of value added tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***36 761***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***30.11.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Leninskiy district, Rostov region***
Cause of sanction: ***Incomplete payment of pollution tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***5 659***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***30.11.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Leninskiy district, Rostov region***
Cause of sanction: ***Incomplete payment of income tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***403***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***5.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Milyutinskiy district, Rostov region***
Cause of sanction: ***Incomplete payment of natural persons' income tax***

Form of sanction: ***fine***
Size of sanction(RUR): *57*
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***5.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment of single social tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***50***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***5.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment of VAT***
Form of sanction: ***fine***
Size of sanction(RUR): ***90***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***5.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment to TFOMS***
Form of sanction: ***fine***
Size of sanction(RUR): *472*
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***8.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment of single social tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***4 125***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***8.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment to FFOMS***
Form of sanction: ***fine***
Size of sanction(RUR): ***8***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***16.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue № 1 Astrakhan region***

Cause of sanction: ***Delay of declaration***
Form of sanction: ***penalty***
Size of sanction(RUR): ***8 320***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***26.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment of VAT***
Form of sanction: ***penalty***
Size of sanction(RUR): ***314***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***26.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment of single social tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***26***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***26.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment of pollution tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***1 260***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment of special purpose tax for militia***
Form of sanction: ***penalty***
Size of sanction(RUR): ***13***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Incomplete payment of land tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***18***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***

Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Undue payment to FSS***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 080***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Undue payment to pension fund***
Form of sanction: ***fine***
Size of sanction(RUR): *94*
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Undue payment of natural persons' income tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***13 162***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Shakhty, Rostov region***
Cause of sanction: ***Undue payment of natural persons' income tax***
Form of sanction: ***fine***
Size of sanction(RUR): *874*
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Shakhty, Rostov region***
Cause of sanction: ***Undue payment to pension fund***
Form of sanction: ***fine***
Size of sanction(RUR): ***31***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Semikarakorskiy district, Rostov region***
Cause of sanction: ***Undue payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***980***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Undue payment to pension fund***
Form of sanction: ***fine***
Size of sanction(RUR): ***1 929***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Undue payment to TFOMS***
Form of sanction: ***fine***
Size of sanction(RUR): ***11 897***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Zimovnikovskiy district, Rostov region***
Cause of sanction: ***Undue payment of pollution tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***2***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Semikarakorskiy district, Rostov region***
Cause of sanction: ***Undue payment of pollution tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***226***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Millerovo district, Rostov region***
Cause of sanction: ***Undue payment of pollution tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***183***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Semikarakorskiy district, Rostov region***
Cause of sanction: ***Incomplete payment of sale tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***899***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Semikarakorskiy district, Rostov region***
Cause of sanction: ***Incomplete payment of land tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***23***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***31.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Shakhty, Rostov region***
Cause of sanction: ***Incomplete payment of VAT***
Form of sanction: ***fine***
Size of sanction(RUR): ***22***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***31.12.2002***
Institution that imposed the sanction: ***Regional Branch of the Ministry of Tax Revenue of Shakhty, Rostov region***
Cause of sanction: ***Incomplete payment of natural persons' income tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***1 801***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***31.12.2002***
Institution that imposed the sanction: ***Customs Committee***
Cause of sanction: ***Overdue payments***
Form of sanction: ***fine***
Size of sanction(RUR): ***3 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***1.02.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of value added tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***576***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***5.02.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue of Volgograd***
Cause of sanction: ***Underreport of taxable base***
Form of sanction: ***penalty***
Size of sanction(RUR): ***1 018***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***12.02.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Rostov Region***
Cause of sanction: ***Incomplete payment of property tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***194 900***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***12.02.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Rostov Region***
Cause of sanction: ***Incomplete payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***114 700***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***17.02.2003***
Institution that imposed the sanction: ***Tax agency №3 of the Regional Branch Ministry of Tax Revenue in the Volgograd Region***
Cause of sanction: ***According to the Report on revision***
Form of sanction: ***penalty***
Size of sanction(RUR): ***6 684***
Degree of the sanction execution: ***cancelled***

Date of the sanction's application: ***18.02.2003***
Institution that imposed the sanction: ***Arbitrage of Adygeia Republic***
Cause of sanction: ***Undue payment of electricity charges for the years 1999-2001***
Form of sanction: ***fine***
Size of sanction(RUR): ***45 000***
Degree of the sanction execution: ***under execution***

Date of the sanction's application: ***18.03.2003***
Institution that imposed the sanction: ***FSS***
Cause of sanction: ***Underreport of taxable base***
Form of sanction: ***penalty***
Size of sanction(RUR): ***199***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of land tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***579***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***

Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of single social tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***10 598***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payments to extra-budgetary funds***
Form of sanction: ***fine***
Size of sanction(RUR): ***135 885***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of VAT***
Form of sanction: ***fine***
Size of sanction(RUR): ***83 720***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of property tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***94***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of single social tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***10 414***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Under Report of revision according to Articles 120,126 of Tax Code of the Russian Federation***
Form of sanction: ***penalty***
Size of sanction(RUR): ***27 700***
Degree of the sanction execution: ***executed***

Date of the sanction's application: *7.05.2003*
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payments to extra-budgetary funds***
Form of sanction: ***penalty***
Size of sanction(RUR): ***2 946***
Degree of the sanction execution: ***executed***

Date of the sanction's application: *7.05.2003*
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of tax on transport acquisition***
Form of sanction: ***penalty***
Size of sanction(RUR): ***80***
Degree of the sanction execution: ***executed***

Date of the sanction's application: *7.05.2003*
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of tax on transport acquisition***
Form of sanction: ***fine***
Size of sanction(RUR): *754*
Degree of the sanction execution: ***executed***

Date of the sanction's application: *7.05.2003*
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of tax on transport acquisition***
Form of sanction: ***penalty***
Size of sanction(RUR): ***1 008***
Degree of the sanction execution: ***executed***

Date of the sanction's application: *7.05.2003*
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of transportation tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***1 535***
Degree of the sanction execution: ***executed***

Date of the sanction's application: *7.05.2003*
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of GKH***
Form of sanction: ***fine***
Size of sanction(RUR): ***12 595***

Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of transportation tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***41 186***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of GKH***
Form of sanction: ***penalty***
Size of sanction(RUR): ***498***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of NDFL***
Form of sanction: ***penalty***
Size of sanction(RUR): ***2 363***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of NDFL***
Form of sanction: ***fine***
Size of sanction(RUR): ***1 122 454***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***7.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of advertising tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***14 616***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***16.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of VAT***
Form of sanction: ***fine***

Size of sanction(RUR): ***569 556***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***16.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of property tax***
Form of sanction: ***fine***
Size of sanction(RUR): *14 317*
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***16.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of land tax***
Form of sanction: ***fine***
Size of sanction(RUR): *13.47*
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***16.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue insurance payment of accumulative part of the pension***
Form of sanction: ***fine***
Size of sanction(RUR): ***1 881***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***16.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue insurance payment of insurance part of the pension***
Form of sanction: ***fine***
Size of sanction(RUR): ***39 788***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***16.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of single tax for imputed earnings***
Form of sanction: ***fine***
Size of sanction(RUR): ***182***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***16.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of pollution tax***

Form of sanction: ***fine***
Size of sanction(RUR): ***329.44***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***20.05.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***475 381.24***
Degree of the sanction execution: ***executed***

Description of all the ongoing or completed in the reported quarter legal actions which are likely to substantially affect the Issuer's activity:

There were no legal proceedings which may substantially affect the Issuer's business.

Brief description of grounds for all the ongoing or completed in the reported quarter public inquiries of the Issuer conducted by state authorities as well as of audits of the Issuer carried out at the request of its shareholders (participants):

During the 2nd quarter of 2003 "Ernst and Young Vneshaudit" CJSC was performing an audit of "UTK" PJSC economic and financial activity for the year 2002 on the basis of the Contract № I&C/2003-148 of 25 March 2003.

42. Material facts (events, actions) that took place during the reported period.

Date of the occurrence of the fact (event, action): ***14.05.2003***
Code of the fact (event, action): ***0500062A14052003***

Shareholder: Commercial bank "J.P. Morgan Bank International"Ltd – nominal holder
Location: 2/1 Paveletskaya ploschad, Moscow, 113054
Postal address: 2/1 Paveletskaya ploschad, Moscow, 113054

Share of votes in the company's supreme governing body before change: 4,8051%
Share of votes in the Company's supreme governing body after change: 5,001%
Date of change: 14.05.2003.

Date of the occurrence of the fact (event, action): ***25.04.2003***
Code of the fact (event, action): ***1300062A25042003***

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 25 April 2003 the following resolution were adopted (Protocol №12 of 25.04.2003) on the item "Approval of the Agreement on goal transferring fees as the bargain having interested motives for benefit of Non-commercial partnership "Research center of telecommunications' problem development":

To approve the Agreement on goal transferring fees for benefit of Non-commercial partnership "Research center of telecommunications' problem development» on conducting authorized activity and determine 132 665 000 (hundred thirty two million six hundred sixty five thousand) rubles fees by equal quarterly payment.

10 out 11 members of the Board took part in the voting. There is a quorum for conducting the Board of Director's meeting. 8 directors voted in favor of the resolutions, 2 directors (Vasilyev M.B., Dubchenko V.V.) voted against the resolutions.

Date of the occurrence of the fact (event, action): ***8.05.2003***
Code of the fact (event, action): ***1300062A08052003***

"Southern Telecommunication Company" PJSC informs that at the meeting of its Board of Directors held on 8 May 2003 the following resolutions were adopted (Protocol №14 of 08.05.03)

On the first item: "Approval the bargain having interested motives – Leasing Agreement № 742 – 204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 47 667 805 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 742 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 47 667 805 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3-d quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the second item: "Approval the bargain having interested motives – Leasing Agreement № 743– 204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 38 439 995 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 743 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 38 439 995 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the third item: "Approval the bargain having interested motives – Leasing Agreement № 744–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 6 799 929 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 744 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 6 799 929 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the fourth item: "Approval the bargain having interested motives – Leasing Agreement № 745 – 204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 6 118 346 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 745 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 6 118 346 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the fifth item: "Approval the bargain having interested motives – Leasing Agreement № 746 – 204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 7 101 017 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 746 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 7 101 017 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the sixth item: "Approval the bargain having interested motives – Leasing Agreement № 747 – 204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 22 922 735 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 747 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 22 922 735 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the seventh item: "Approval the bargain having interested motives – Leasing Agreement № 748 –204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 22 737 828 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 748 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 22 737 828 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the eighth item: "Approval the bargain having interested motives – Leasing Agreement № 749 – 204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 40 186 090 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 749 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 40 186 090 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the ninth item: "Approval the bargain having interested motives – Leasing Agreement № 750 – 204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 18 638 701 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 750 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 18 638 701 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the tenth item: "Approval the bargain having interested motives – Leasing Agreement № 751– 204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 16 329 670 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 751 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 16 329 670 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the eleventh item: "Approval the bargain having interested motives – Leasing Agreement № 752–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 13 820 012 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 752 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 13 820 012 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twelfth item: "Approval the bargain having interested motives – Leasing Agreement № 753–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 13 404 895 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 753–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 13 404 895 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirteenth item: "Approval the bargain having interested motives – Leasing Agreement № 754–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 1 106 875 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 754–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 1 106 875 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the fourteenth item: "Approval the bargain having interested motives – Leasing Agreement № 755–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 172 412 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 755–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 172 412 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the fifteenth item: "Approval the bargain having interested motives – Leasing Agreement № 756–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 8 600 179 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 756–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 8 600 179 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the sixteenth item: "Approval the bargain having interested motives – Leasing Agreement № 757.–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "KabBalktelecom" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 11 618 541 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 757–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 11 618 541 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the seventeenth item: "Approval the bargain having interested motives – Leasing Agreement № 758–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Electrosvyaz"Stavropol Territory – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 44 157 072 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 758–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 44 157 072 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the eighteenth item: "Approval the bargain having interested motives – Leasing Agreement № 759–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 5 414 473 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 759–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 5 414 473 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the nineteenth item: "Approval the bargain having interested motives – Leasing Agreement № 760–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 32 350 420 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 760–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 32 350 420 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twentieth item: "Approval the bargain having interested motives – Leasing Agreement № 761–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 15 575 065 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 761–204/03 on24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 15 575 065 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twenty first item: "Approval the bargain having interested motives – Leasing Agreement № 762–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 1 407 733 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 762–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 1 407 733 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twenty second item: "Approval the bargain having interested motives – Leasing Agreement № 763–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 1 407 733 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 763–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 1 407 733 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twenty third item: "Approval the bargain having interested motives – Leasing Agreement № 764–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 2 478 256 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 764–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 2 478 256 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twenty fourth item: "Approval the bargain having interested motives – Leasing Agreement № 765–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 7 840 985 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 765–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 7 840 985 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twenty fifth item: "Approval the bargain having interested motives – Leasing Agreement № 766–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 1 963 595 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 766–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 1 963 595 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twenty sixth item: "Approval the bargain having interested motives – Leasing Agreement № 767–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 1 963 595 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 767–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 1 963 595 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twenty seventh item: "Approval the bargain having interested motives – Leasing Agreement № 768–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 10 724 548 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 768–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 10 724 548 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twenty eighth item: "Approval the bargain having interested motives – Leasing Agreement № 769–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 18 233 014 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 769–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 18 233 014 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the twenty ninth item: "Approval the bargain having interested motives – Leasing Agreement № 770–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 3 353 118 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 770–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 3 353 118 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirtieth item: "Approval the bargain having interested motives – Leasing Agreement № 771–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 44 927 737 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 771–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 44 927 737 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirty first item: "Approval the bargain having interested motives – Leasing Agreement № 772–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 3 249 509 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 772–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 3 249 509 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirty second item: "Approval the bargain having interested motives – Leasing Agreement № 773–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 2 349 614 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 773–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 2 349 614 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirty third item: "Approval the bargain having interested motives – Leasing Agreement № 774–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 2 606 939 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 774–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 2 606 939 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirty fourth item: "Approval the bargain having interested motives – Leasing Agreement № 775–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 20 427 097 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 775–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 20 427 097 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirty fifth item: "Approval the bargain having interested motives – Leasing Agreement № 776–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 20 128 145 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 776–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 20 128 145 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirty sixth item: "Approval the bargain having interested motives – Leasing Agreement № 777–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 51 157 390 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 777–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 51 157 390 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirty seventh item: "Approval the bargain having interested motives – Leasing Agreement № 778–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 27 816 215 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 778–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 27 816 215rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirty eighth item: "Approval the bargain having interested motives – Leasing Agreement № 779–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 50 210 670 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 779–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 50 210 670 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the thirty ninth item: "Approval the bargain having interested motives – Leasing Agreement № 780–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Volgogradelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 7 708 628 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 780–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 7 708 628 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the fortieth item: "Approval the bargain having interested motives – Leasing Agreement № 781–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Volgogradelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 39 131 299 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 781–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 39 131 299 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

On the forty first item: "Approval the bargain having interested motives – Leasing Agreement № 782–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC.

1. *To determine the price of Agreement amounting to 1 437 078 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 782–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 1 437 078 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

10 out 11 members of the Board took part in the voting. There is a quorum for conducting the Board of Director's meeting. 8 directors voted in favor of the resolutions, 2 directors (Vasilyev M.B., Dubchenko V.V.) voted against the resolutions.

Date of the occurrence of the fact (event, action): ***10.04.2003***
Code of the fact (event, action): ***0800062A100452003***

Assets value as at 31 March 2003: - 18 660 385 thousand rubles
Assets value as at 31 December 2002: - 16 467 464 thousand rubles
Absolute assets growth constituted 2 192 921 thousand rubles or 13,3%.
Assets growth is caused by fixed assets reappraisal as of 31 December 2002 in accordance with the Company's accounting policy. This reappraisal is reflected in the Company's opening balance on 1 January 2003.

Date of the occurrence of the fact (event, action): ***22.04.2003***
Code of the fact (event, action): ***1800062A22042003***

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №14 of 8 May 2003).

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 22 April 2003.

Description of the bargain:

The Leasing Agreement № 742-204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 47 667 805 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 743-204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 38 439 995 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*

- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 744 -204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 6 799 929 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 745-204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 6 118 346 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 746 -204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 7 101 017 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 747-204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 22 922 735 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*

- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 748-204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 22 737 828 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 749-204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 40 186 090 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 750 -204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 18 638 701 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 751-204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 16 329 670 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 752 -204/03 of 22.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 13 820 012 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

Date of the occurrence of the fact (event, action): *23.04.2003*
Code of the fact (event, action): *1800062A23042003*

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №14 of 8 May 2003).

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 23 April 2003.

Description of the bargain:

The Leasing Agreement № 753-204/03 of 23.04.2003
with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 13 404 895 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 754-204/03 of 23.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 1 106 875 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*

- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 755-204/03 of 23.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 172 412 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 756-204/03 of 23.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 8 600 179 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 757-204/03 of 23.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 11 618 541 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "KabBalktelecom" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 758-204/03 of 23.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 44 157 072 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 759-204/03 of 23.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 5 414 473 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 760-204/03 of 23.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 32 350 420 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

Date of the occurrence of the fact (event, action): *24.04.2003*
Code of the fact (event, action): *1800062A24042003*

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №14 of 8 May 2003).

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 24 April 2003.

Description of the bargain:

The Leasing Agreement № 761-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 15 575 065 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*

- *term of delivery of the equipment – 3кв quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 762-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 1 407 733 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 763-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 1 407 733 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 764-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 2 478 256 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 765-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 7 840 985 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 766-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 1 963 595 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 767-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 1 963 595 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 777-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 51 157 390 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 778-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 27 816 215 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 779-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 50 210 670 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 780-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 7 708 628 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Volgogradelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 781-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 39 131 299 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Volgogradelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 782-204/03 of 24.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 1 437 078 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

Date of the occurrence of the fact (event, action): ***25.04.2003***
Code of the fact (event, action): ***1800062A25042003***

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №14 of 8 May 2003).

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 25 April 2003.

Description of the bargain:
The Leasing Agreement № 768-204/03 of 25.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 10 724 548 rubles (ex VAT) based on gross leasing rate 19, 42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 769-204/03 of 25.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 18 233 014 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 770-204/03 of 25.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 3 353 118 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 771-204/03 of 25.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 44 927 737 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 772-204/03 of 25.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 3 249 509 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 773-204/03 of 25.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 2 349 614 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 774-204/03 of 25.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 2 606 939 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 775-204/03 of 25.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 20 427 097 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2nd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

The Leasing Agreement № 776-204/03 of 25.04.2003 with "RTK-LEASING" OJSC was concluded on the following essential conditions:

- *amount of lease payments – 20 128 145 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3rd quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

10 out 11 members of the Board took part in the voting. There is a quorum for conducting the Board of Director's meeting. 8 directors voted in favor of the resolutions, 2 directors (Vasilyev M.B., Dubchenko V.V.) voted against the resolutions.

Date of the occurrence of the fact (event, action): *20.05.2003*
Code of the fact (event, action): *1300062A20052003*

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 20 May 2003 the following resolution were adopted (Protocol №16 of 20.05.2003)

I. To approve the following agenda of "UTK" PJSC Annual General Shareholders' Meeting:

1. *Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2002).*
2. *Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2002.*
3. *Election of the members to the Company's Board of Directors.*
4. *Election of the members to the Company's Auditing Commission.*
5. *Approval of the Company's auditor for the year 2003.*
6. *Determination of the size of remuneration to be paid to the members of the Board of Directors.*
7. *Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.*

3. *To recommend the Annual General Shareholders' Meeting to determine dividends for the year 2002 amounting to:*
- *0,0812 rubles for one ordinary share to be paid in cash before December 31, 2003*
- *0,1607 rubles for one preference share to be paid in cash before August 24, 2003.*

3. To determine the following percents of deductions for calculation of the size of quarterly and yearly remunerations to the Board of Directors members:
- *0.006% of sales revenue for the reporting quarter in accordance with the accounting reports of the Company to each member of the Board of Directors;*
- *0.4% of net profit for the reporting year in accordance with the accounting reports of the Company to all members of the Board of Directors;*

11 out 11 members of the Board took part in the voting. There is a quorum for conducting the Board of Director's meeting.
The resolutions were approved by a solid vote.

Date of the occurrence of the fact (event, action): *29.05.2003*
Code of the fact (event, action): *1300062A25042003*

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 29 May 2003 the following resolutions were adopted (Protocol №19 of 29.05.2003)

I. *On the item: "Placement of "UTK" PJSC bonds".*

1. *To determine the price of placement of non-convertible interest-bearing documentary payable to bearer of 1000 rubles for one bond based on the market costs.*

To purchase Company's bonds the customer pays accumulated coupon income since the second day of Bonds' placement. NKD is calculated according to the following formula:
*NKD = Nom *C1 * (T – T (0)/(365*100%),*
Nom – par value of one Bond; C1 – the first coupon interest rate; T – date of Bond placement; T (0) – launch date of Bond placement.

NKD is calculated to one kopeck (the rounding of the second sign after a point is made by mathematic rounding rules, namely: in case the third sign after a point more or equal 5, the second sign after a point increases by unit, if the third sign after a point is less 5, the second sign after a point does not change).

2. *To place 1 500 000 (one million five hundred thousand) series 01 non-convertible interest-bearing documentary payable to bearer bonds with mandatory centralized custody with face value of 1 000 (one thousand) rubles and total par value – 1 500 000 000 (one billion five hundred millions) rubles, term of maturity - the 1092nd day from the launch date of placement (hereinafter referred to as Bonds) on the following conditions:*

2.1. Form of placement – public offering

2.2. Dates of bonds placement:

Launch date of the bond placement is to be determined by "UTK" PJSC Board of Directors (hereinafter referred to as Issuer) and announced by the Issuer no later than 5 (five) business days prior to the launch date of the placement through publication in the newspapers "Vedomosti" and/or "Izvestiya" and/or "Kommersant".

The placement of Bonds shall be launched not earlier than two weeks after the disclosure of information on the state registration of the bond issue and provision easy access to the information on the bond issue to all potential buyers of Bonds to be made public in accordance with the Federal Law "On Securities' Market" and standard acts of the Federal Commission on Securities' Market (FCSM) of the Russian Federation. If the abovementioned notifications are published at various time, the terms are estimated from the day of earlier publication. In addition, the Issuer shall publish the specified information in "Supplements to Vestnik of FCSM".

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue; or b) 10-th (tenth) business day after the launch day of the bond placement.
Expiry date of the bond placement cannot be later than one year from the date of the state registration of the bond issue.

2.3. Bond placement.

2.3.1. The corporate bond shall be placed in the Stock Market Section of the Moscow Inter-bank Currency Exchange (MICEX).
2.3.2. Bonds issue's underwriter is:
Full identifying name: Company with limited liability "Renaissance Broker"
Abbreviated name: "Renaissance Broker" LTD
INN: 7709258228
Location: 22 Voznesenskiy pereulok, 4 Manor-Center, Moscow, Russia 103009
Mail address: 22 Voznesenskiy pereulok, 4 Manor-Center, Moscow, Russia 103009
License:
Number: 177-06459-100000
Date of issue: 7.03.2003
Valid till: Unlimited
The license is issued by: FCSM of Russia
2.3.3. Annual yield on the first coupon is to be fixed during the auction on the first day of the bond placement (hereinafter referred to as Auction). Time of Auction as well as dates of subsequent bond placement is to be determined by MICEX in the agreement with the Issuer.

2.3.4. Bonds are to be placed by conclusion of transactions of purchase and sale starting from the launch date and till the expiry date of the bond placement. During the bond placement transactions will be concluded in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.

2.4. Price of the placement.

The price of the bond placement is fixed at 1000 (one thousand) rubles per one Bond.

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds for corresponding number of days. NKD is calculated by the following formula:

$NKD = N \times C_1 \times (T - T_0)/365/100\%$

C_1 - *interest rate for the first coupon (annual);*

N - *face value of one Bond;*

T - *date of bond placement;*

T_0 - *launch date of the placement;*

NKD - *accumulated coupon income on each Bond.*

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding are used, namely: in case the third sign after a point more or equal 5, the second sign after a point increases by unit, if the third sign after a point is less 5, the second sign after a point does not change).

2.5. Form of payment.
Bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement.
Deferred bond payment is not provided.

2.6. Income on Bonds.
Income on Bonds is the sum of coupon yields to be charged and paid out for each coupon.
Bonds are issued with six coupons.
Launch date of the first coupon is the launch date of the bond placement. Expiry date of the 1st coupon is the 182nd day from the first day of the bond placement.
Launch date of the second coupon is 182-nd day from the first day of the bond placement. Expiry date of the 2nd coupon is the 364th day from the first day of the bond placement.
Launch date of the third coupon is 364-th day from the first day of the bond placement. Expiry date of the 3rd coupon is the 546th day from the first day of the bond placement.
Launch date of the fourth coupon is 546-th day from the first day of the bond placement. Expiry date of the 4th coupon is the 728th day from the first day of the bond placement.
Launch date of the fifth coupon is 728-th day from the first day of the bond placement. Expiry date of the 5th coupon is the 910th day from the first day of the bond placement.
Launch date of the sixth coupon is 910-th day from the first day of the bond placement. Expiry date of the 6th coupon is the 1092nd day from the first day of the bond placement.
Expiry date of each coupon is the date of payment of this coupon income.
Size of coupon income is calculated according to the following formula:

$Kj = Cj * Nom * (T(j) - T(j-1)/(365*100\%)$,

j- coupon serial number, j=1, 2, 3, 4, 5, 6;
Kj-size of coupon income for each Bond (RUR.);
Nom – par value of one Bond;
C1 – the j- coupon year interest rate;
T (j-1) – launch date of j - coupon period;

T (0) – expiry date of j - coupon period.

Size of each coupon income is calculated to one kopeck (the rounding of the second sign after a point is made by mathematic rounding rules, namely: in case the third sign after a point more or equal 5, the second sign after a point increases by unit, if the third sign after a point is less 5, the second sign after a point does not change).

Annual yield on the first coupon is to be fixed during the auction on the first day of the bond placement.

Interest rate for subsequent coupons will be equal to the interest rate for the first coupon.

2.7. Share of the bond issue, which if not been placed makes the bond issue invalid, is not established.

2.8. Form of Bonds' redemption - in money terms in currency of the Russian Federation by cashless settlement

2.9. Maturity date.

The Maturity date is the 1092-nd day from the first day of the bond placement.
Launch and expiry date of the maturity bond issue are the same.

2.10. Price of bond redemption.

Repayment of Bonds is carried out by the Issuer or/and under the order of the Issuer by its Payment agent. The Payment agent for the bond issue is:

Full and abbreviated registered names: Non-commercial partnership "National Depositary Center" (NDC)

Location: 1/13 Sredniy Kislovskiy pereulok, Moscow, 125009
Mail address: 1/13 Sredniy Kislovskiy pereulok, Moscow, 125009
Phone: (095) 956-27-90
Fax: (095) 956-27-92
Internet address: www.ndc.ru.
License of the professional competitor of the equity market for realization depository activity:
number: 177-06459-100000
Date of issue: 4.12.2003
Valid till: Unlimited
The license is issued by: FCSM of Russia

The Issuer is entitled to appoint additional or other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to such actions.

2.11. Bonds' owners have no right on bonds' presentation to advanced redemption, except for the following cases:

1) *carrying into validity the court judgment about recognition of the Issuer bankrupt;*
2) *taking decision on issuer liquidation by Issuer organ authorized to make such decision;*
3) *carrying into validity the court judgment about recognition of the Guarantor bankrupt;*

4) *taking decision on Guarantor liquidation by Guarantor organ authorized to make such decision;*
5) *default of the Issuer or Guarantor established according Bonds' issue decision to pay coupon income on the bonds of the present issue after 10 days from the date of coupon income payment;*
6) *other cases set by the effective legislation.*

2.12. Price of pre-term redemption.
Bonds' advanced redemption is paid to the amount equal the bonds' nominal value and coupon income for the coupon period having given to the bonds owner the right on advanced redemption.

2.13. Possibility of Bonds acquisition by the Issuer
After registration of the Report on the results of the bond issue and start of the secondary bonds' circulation the Issuer has the right to purchase bonds from their owners with possibility of their further circulation till the maturity date. The authorized organ of the Issuer adopts the resolution on bonds' purchase setting bonds' acquisition price and other terms of bonds' acquisition pursuant to FCSM of Russia standard acts.

2.14. Security on the bond issue:
Person providing security:
Full identifying name: Closed Joint-stock company "Management company "Baltic Finance Agency".
Abbreviated name: "Management company "BFA" CJSC
INN: 7810118123
Location: 212 Moscovskiy pereulok, Saint Petersburg 196066
Mail address: 223 Krasnogvardeyskaya pl, Saint Petersburg 195027
General director: Konstantin Nikolaevich Kozlovskiy
Kind of security: Guarantee
Amount (RUR): 1 500 000 000.

II. On the item: "Approval of the Resolution on issue of "UTK" PJSC series 01 non-convertible interest-bearing documentary pay-to-bearer bonds of 01 series with mandatory centralized custody":

To approve the Resolution on issue of 1 500 000 (one million five hundred thousand) series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with face value of 1000 (one thousand) rubles each, total par value of 1 500 000 000 (one billion five hundred million) rubles, mandatory centralized custody, the term to maturity date being the 1,092-nd (one thousand ninety second) day from the launch date of the bond placement to be placed under the resolution on the bond placement adopted by the Board of Directors.

11 out 11 members of the Board took part in the voting. There is a quorum for conducting the Board of Director's meeting.
9 directors voted in favor of the resolutions, 2 directors (Vasilyev M.B., Dubchenko V.V.) voted against the resolutions.

Date of the occurrence of the fact (event, action): ***29.05.2003***
Code of the fact (event, action): ***1300062A29052003***

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 29 May 2003 the following resolution were adopted (Protocol №19 of 29.05.2003)

On the item: "Approval the bargain having interested motives – Leasing Agreement № 742 –204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.

1. ***To approve the bargain having interested motives with taking into account remarks mentioned above – The Agreement of finance lease of personal assets № 837 –204/03 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 299 182 425 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3rd quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments.***

2. To determine the price of Agreement amounting to 299 182 425 rubles (including VAT) based on market price and gross leasing rate 19,42 percent per annum (with an allowance for additional expenses and remunerations without insurance).

11 out 11 members of the Board took part in the voting. There is a quorum for conducting the Board of Director's meeting. 9 directors voted in favor of the resolutions, 2 directors (Vasilyev M.B., Dubchenko V.V.) voted against the resolutions.

Date of the occurrence of the fact (event, action): ***25.06.2003***
Code of the fact (event, action): ***1100062A25062003***

Class, category (type) of securities: ordinary registered non-documentary share
Date of adopting the resolution on dividend payment: 25 June 2003
Date of dividend payment: 31 December 2003 at the latest
The Issuer's body which adopted the resolution on dividend payment: Annual General Shareholders' Meeting
Size of dividend paid on each ordinary registered non-documentary share – 0,0812 rubles
Number of ordinary registered non-documentary shares on which dividends are to be paid: 2 960 512 964 shares
Form of divided payment: in cash.

Class, category (type) of securities: preference registered non-documentary type A share
Date of adopting the resolution on dividend payment: 25 June 2003.
Date of dividend payment: 24 August 2003 at the latest
The Issuer's body which adopted the resolution on dividend payment: Annual General Shareholders' Meeting
Size of dividend paid on each preferred registered non-documentary type A share-0, 1607 ruble

Number of preference registered non-documentary type A shares on which dividends are to be paid: 972 151 838 shares.
Form in dividend payment: in cash

Date of the occurrence of the fact (event, action): *25.06.2003*
Code of the fact (event, action): *0100062A25062003*

The Company's governing organ that was changed: Board of Directors
The following persons were elected the members of the Board of Directors:

1) *Avdiyants Stanislav Petrosovich. Share in "UTK" PJSC's charter capital : 0%*
2) *Belov Vadim Yevgenyevich. Share in "UTK" PJSC's charter capital : 0%*
3) *Vasilyev Mikhail Borisovich. Share in "UTK" PJSC's charter capital : 0%*
4) *Volkovyskiy Igor Viljgelmovich. Share in "UTK" PJSC's charter capital : 0%*
5) *Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%*
6) *Kulikov Denis Viktorovich. Share in "UTK" PJSC's charter capital : 0%*
7) *Merzlenko Alexander Leonidovich. Share in "UTK" PJSC's charter capital : 0%*
8) *Romskiy Georgy Alexeevich. Share in "UTK" PJSC's charter capital : 0%*
9) *Panchenko Stanislav Nikolaevich. Share in "UTK" PJSC's charter capital : 0%*
10) *Ukhina Irina Petrovna. Share in "UTK" PJSC's charter capital : 0%*
11) *Shchepilov Andrey Anatoljevich. Share in "UTK" PJSC's charter capital : 0%*

Date of the change: 25 June 2003
The Issuer's authorized body, which adopted the resolution being grounds of these changes: Annual General Shareholders' Meeting (Protocol №14 of 25 June 2003).

Powers of the following members of the Board of Directors were terminated

1. *Avdiyants Stanislav Petrosovich. Share in "UTK" PJSC's charter capital : 0%*
2. *Belov Vadim Yevgenyevich. Share in "UTK" PJSC's charter capital : 0%*
3. *Vasilyev Mikhail Borisovich. Share in "UTK" PJSC's charter capital : 0%*
4. *Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%*
5. *Dudchenko Vladimir Vladimirovich. Share in "UTK" PJSC's charter capital : 0%*
6. *Merzlenko Alexander Leonidovich. Share in "UTK" PJSC's charter capital : 0%*
7. *Romskiy Georgy Alexeevich. Share in "UTK" PJSC's charter capital : 0%*
8. *Panchenko Stanislav Nikolaevich. Share in "UTK" PJSC's charter capital : 0%*
9. *Ukhina Irina Petrovna. Share in "UTK" PJSC's charter capital : 0%*
10. *Filimonova Galina Arsentyevna Share in "UTK" PJSC's charter capital : 0%*
11. *Shchepilov Andrey Anatolyevich. Share in "UTK" PJSC's charter capital : 0%*

Date of the change: 25 June 2003
The Issuer's authorized body which adopted the resolution being grounds of these changes: Annual General Shareholders' Meeting (Protocol №14 of 25 June 2003).

The Company's governing organ that was changed: Management Board
The following persons were elected the members of the Management Board:

1. *Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%*
2. *Apalko Alexander Valentinovich. Share in "UTK" PJSC's charter capital : 0.0195%*
3. *Devyatkina Lyudmila Ivanovna. Share in "UTK" PJSC's charter capital : 0%*
4. *Ignatenko Ivan Fyodorovich. Share in "UTK" PJSC's charter capital : 0.0346%*
5. *Izyurjev Leonid Mikhailovich. Share in "UTK" PJSC's charter capital : 0.0019%*

6. *Kozhiev Beshtau Kanamatovich. Share in "UTK" PJSC's charter capital : 0.22%*
7. *Korotenko Svetlana Vasilyevna. Share in "UTK" PJSC's charter capital : 0.0159%*
8. *Kruzhkov Viktor Alexandrovich. Share in "UTK" PJSC's charter capital : 0.0844%*
9. *Litvinov Andrey Alexandrovich. Share in "UTK" PJSC's charter capital : 0.00%*
10. *Malova Antonida Mihailovna. Share in "UTK" PJSC's charter capital : 0.00053%*
11. *Poyarkov Evgueniy Nikolaevich. Share in "UTK" PJSC's charter capital : 0.00%*
12. *Prachkin Aleksey Petrovich. Share in "UTK" PJSC's charter capital : 0.13%*
13. *Roitblat Alexander Markovich. Share in "UTK" PJSC's charter capital : 0.01533%*
14. *Rusinova Tatyana Viktorovna. Share in "UTK" PJSC's charter capital : 0.00%*
15. *Statuev Vladislav Andreevich. Share in "UTK" PJSC's charter capital : 0.00%*
16. *Fefilova Svetlana Gennadievna. Share in "UTK" PJSC's charter capital : 0.00%*
17. *Kharchenko Sergey Nikolaevich. Share in "UTK" PJSC's charter capital : 0.00%*
18. *Chinazirov Yanvar Khadgimusovich. Share in "UTK" PJSC's charter capital: 0.0181%*
19. *Shukhostanov Boris Kistuevich. Share in "UTK" PJSC's charter capital: 0.0000004%*

Date of the change: 25 June 2003

The Issuer's authorized body which adopted the resolution being grounds of these changes: Board of Directors (Protocol №1 of 25 June 2003).

Powers of the following members of the Management Board were terminated

1. *Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%*
2. *Apalko Alexander Valentinovich. Share in "UTK" PJSC's charter capital : 0.0195%*
3. *Butko Alexander Semyonovich. Share in "UTK" PJSC's charter capital : 0.0048%*
4. *Devyatkina Lyudmila Ivanovna. Share in "UTK" PJSC's charter capital : 0.00%*
5. *Ignatenko Ivan Fyodorovich. Share in "UTK" PJSC's charter capital : 0.0346%*
6. *Izyurjev Leonid Mikhailovich. Share in "UTK" PJSC's charter capital : 0.0019%*
7. *Kozhiev Beshtau Kanamatovich. Share in "UTK" PJSC's charter capital : 0.22%*
8. *Kormilitsina Lyudmila Alexseevna. Share in "UTK" PJSC's charter capital : 0.00%*
9. *Korotenko Svetlana Vasilyevna. Share in "UTK" PJSC's charter capital : 0.0159%*
10. *Kruzhkov Viktor Alexandrovich. Share in "UTK" PJSC's charter capital : 0.0844%*
11. *Litvinov Andrey Alexandrovich. Share in "UTK" PJSC's charter capital : 0.00%*
12. *Malova Antonina Mikhailovna. Share in "UTK" PJSC's charter capital : 0.00053%*
13. *Poyarkov Evgueniy Nikolaevich. Share in "UTK" PJSC's charter capital : 0.00%*
14. *Prachkin Aleksei Petrovich. Share in "UTK" PJSC's charter capital : 0.13%*
15. *Roitblat Alexander Markovich. Share in "UTK" PJSC's charter capital : 0.01533%*
16. *Rusinova Tatyana Viktorovna. Share in "UTK" PJSC's charter capital : 0.00%*
17. *Statuev Vladislav Andreevich. Share in "UTK" PJSC's charter capital : 0.00%*
18. *Ufimov Vladimir Batorovich. Share in "UTK" PJSC's charter capital : 0.031%*
19. *Ukhov Valeriy Vasilyevich. Share in "UTK" PJSC's charter capital : 0.77%*
20. *Fefilova Svetlana Gennadievna. Share in "UTK" PJSC's charter capital : 0.00%*
21. *Kharchenko Sergey Nikolaevich. Share in "UTK" PJSC's charter capital : 0.00%*
22. *Chinazirov Yanvar Khadgimusovich. Share in "UTK" PJSC's charter capital: 0.0181%*
23. *Shukhostanov Boris Kistuevich. Share in "UTK" PJSC's charter capital: 0.0000004%*

Date of the change: 25 June 2003

The Issuer's authorized body which adopted the resolution being grounds of these changes: Board of Directors (Protocol №1 of 25 June 2003).

Date of the occurrence of the fact (event, action): *25.06.2003*
Code of the fact (event, action): ***1200062A25062003***

Type of General Shareholders' Meeting – Annual
Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC (hereinafter referred to as the Company) is conducted in the form of a meeting (joint personal presence of shareholders for discussing the agenda items and adopting resolutions on issues put to vote).
Date: 25 June 2003.
Venue: Olginka, "Health-care center "Orbita" CJSC, Tuapse District, Krasnodar Territory

By the record day of shareholders' entitled to take part in the Annual General Shareholders' Meeting the Company distributed 2 960 512 964 ordinary shares. The Company acquired (repurchased) 0 shares.
Total number of the Company's voting shares except for those acquired (repurchased) by the Company constitutes 2 960 512 964 shares.
Shareholders owned by the Company's common shares entitled to vote on the agenda items №1, №2, №3, №5, №6, and №7 of the Annual General Shareholders' Meeting of «Southern Telecommunications Company» PJSC.
Shareholders owned by "Southern Telecommunication Company " common shares have a vote on item №4 (Election of the members to the Company's Auditing Commission) except members of the Board of Directors or persons holding positions in the Company's governing bodies.
As at 11:00 Moscow time 1 515 shareholders and their proxies owning in the aggregate 2 404 054 975 votes were registered.
48 295 663 votes are owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies;
2 404 054 975 votes (81,20 percent of the total number of the Company's registered voting shares) are owned by the shareholders entitled to vote on the agenda items №1, №2, №3, №5, №6, №7.
2 356 866 462 votes (or 80,92 percent of the total number of the registered voting shares) are owned by shareholders entitled to vote on the agenda item №4 (Election of the members of the Auditing Commission) except voting shares owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies.

The quorum for adopting resolutions on the agenda items №1, №2, №3, №5, №6, №7 of the Annual General Shareholders' Meeting is provided by shareholders owing in the aggregate 50 percent of the total number of the Company's registered voting shares, except acquired (repurchased) by the Company.
The quorum for adopting resolutions on the agenda item №4 of the (Election of the members of the Auditing Commission) is provided by shareholders owing in the aggregate 50 percent of the total number of the Company's registered voting shares, except acquired (repurchased) by the Company or those owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies.

Thus, the Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC has a quorum for adopting resolutions on all the agenda items.

As at the moment of counting the votes 1 522 shareholders and their proxies owning in the aggregate 2 405 333 795 votes were registered.

2 405 333 795 votes are owned by shareholders entitled to vote on the agenda items №1, №2, №3, №5, №6, №7.
2 357 917 687 votes are owned by shareholders entitled to vote on the agenda items №4 (Election of the members of the Auditing Commission).

Items put to vote:

1. *Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported fiscal year 2002.*
2. *Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2002.*
3. *Election of the members to the Company's Board of Directors.*
4. *Election of the members to the Company's Auditing Commission.*
5. *Approval of the Company's Auditor for the year 2003.*
6. *Determination of the size of remuneration to be paid to the members of the Company's Board of Directors*
7. *Approval of the new version of Regulations on the procedure for conducting a General Shareholders' Meeting.*

Voting results.
On the first item: "Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported fiscal year 2002."

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 405 333 792 votes*
including:	
those having taken part in the voting	*2 326 728 892 votes*
those votes in the voting papers declared invalid, in aggregate	*3 195 659 votes*

	Number of votes	*Percent of total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item*
"FOR "	*2 303 166 855*	*95,75%*
"AGAINST"	*13 103*	*0,001%*
"ABSTAINED "	*20 353 275*	*0,85%*

On the second item: "Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2002."

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and	

having the right to vote on this item: *2 405 333 792 votes*
including:
those having taken part in the voting *2 328 991 071 votes*
those votes in the voting papers declared invalid, in aggregate *817 724 votes*

Number of votes		Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item
"FOR"	*2 292 372 393*	*95,30%*
"AGAINST"	*15 504 469*	*0,64%*
"ABSTAINED"	*20 296 485*	*0,84%*

On the third item: "Election of the members to the Company's Board of Directors."
Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item: *2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item: *26 458 671 712 votes*
including:
those having taken part in the voting *26 420 411 866 votes*
those votes in the voting papers declared invalid, in aggregate *90 188 901 votes*

Number of votes		Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item
"FOR"	*26 328 231 655*	*99,51%*
"AGAINST"	*417 912*	*0,001%*
"ABSTAINED"	*1 573 418*	*0,01%*

Name of the candidate	Number of votes cast in favor of each candidate
Gorbachev Vladimir Lukich	*3 134 749 492*
Kulikov Denis Viktorovich	*2 727 752 288*
Vasilyev Mikhail Borisovich	*2 227 564 642*
Volkovyskiy Igor Vilgelmovich	*2 043 433 485*
Ukhina Irina Petrovna	*2 025 737 823*
Merzlenko Alexander Leonidovich	*2 022 231 662*
Belov Vadim Yevgenievich	*2 019 256 963*
Avdiyants Stanislav Petrosovich	*2 018 080 160*
Panchenko Stanislav Nikolaevich	*2 017 368 136*
Romskiy Georgy Alexeevich	*2 017 206 037*
Schepilov Andrey Anatolyevich	*2 013 985 520*
Dudchenko Vladimir Vladimirovich	*2 004 986 983*
Kovalenko Gennady Ivanovich	*17 511 755*
Remezkov Alexander Alexandrovich	*15 897 597*

Petrova Oksana Valeryevnan *15 219 066*

On the fourth item: "Election of the members to the Company's Auditing Commission."

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 912 414 391 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 357 917 687 votes*
including:	
those having taken part in the voting	*2 087 563 457 votes*

1.Boyarskikh Natalia Vladimirovna

	Number of votes	*Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item*
"FOR"	*2 058 053 998*	*87,28%*
"AGAINST"	*117 363*	*0,001%*
"ABSTAINED"	*20 460 512*	*0,87%*
"INVALID"	*8 790 875*	*0,37%*

2.Greseva Lyubov Alexandrovna

	Number of votes	*Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item*
"FOR"	*2 057 641 197*	*87,27%*
"AGAINST"	*256 737*	*0,01%*
"ABSTAINED"	*20 663 293*	*0,88%*
"INVALID"	*8 892 664*	*0,38%*

3. Kozin Vladimir Vladimirovich

	Number of votes	*Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item*
"FOR"	*2 057 682 999*	*87,27%*
"AGAINST"	*215 488*	*0,01%*
"ABSTAINED"	*20 696 900*	*0,88%*
"INVALID"	*8 878 281*	*0,38%*

4. Prokofyeva Irina Viktorovna

Number of votes *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and*

		having the right to vote on this item
"FOR"	*2 054 815 071*	*87,15%*
"AGAINST"	*3 194 799*	*0,14%*
"ABSTAINED"	*20 658 743*	*0,88%*
"INVALID"	*8 805 135*	*0,37%*

5. Frolov Kirill Viktorovich

	Number of votes	Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item
"FOR"	*2 057 678 918*	*87, 27%*
"AGAINST"	*253 583*	*0,01%*
"ABSTAINED"	*20 672 995*	*0,88%*
"INVALID"	*8 888 252*	*0,38%*

On the fifth item: "Approval of the Company's Auditor for the year 2003."

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 405 333 792 votes*
including:	
those having taken part in the voting	*2 326 476 397 votes*
those votes in the voting papers declared invalid, in aggregate	*3 102 408 votes*

	Number of votes	Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item
"FOR"	*2 302 720 246*	*95,73%*
"AGAINST"	*5 786*	*0,001%*
"ABSTAINED"	*20 647 957*	*0,86%*

On sixth item: "Determination of the size of remuneration to be paid to the members of the Company's Board of Directors."

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 405 333 792 votes*
including:	
those having taken part in the voting	*2 325 563 480 votes*
those votes in the voting papers declared invalid, in aggregate	*1 088 092 votes*

Number of votes		*Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item*
"FOR"	*2 185 413 027*	*90,86%*
"AGAINST"	*111 505 874*	*4,64%*
"ABSTAINED"	*27 556 487*	*1,15%*

On seventh item: "Approval of the new version of Regulations on the procedure for conducting a General Shareholders' Meeting."

Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:	*2 960 512 964 votes*
Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:	*2 405 333 792 votes*
including:	
those having taken part in the voting	*2 326 365 743 votes*
those votes in the voting papers declared invalid, in aggregate	*882 591 votes*

Number of votes		*Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item*
"FOR"	*2 172 102 490*	*90,30%*
"AGAINST"	*110 953 488*	*4,61%*
"ABSTAINED"	*42 427 174*	*1,76%*

Resolutions approved:

On the first item: To approve annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported fiscal year 2002.

On the second item:
To pay dividends for the year 2002 amounting to:

a) *0.1607 ruble in cash for each preference share prior to 24 August 2003;*
b) *0,0812 ruble in cash for each ordinary share prior to 31 December 2003.*

On the third item:
To elect the following members of the Board of Directors:

- *Avdiyants Stanislav Petrosovich – Executive Director – Director of the Department for Economic and Tariff Policy, "Svyazinvest" OJSC*
- *Belov Vadim Yevgenyevich - Deputy General Director, "Svyazinvest" OJSC*
- *Vasilyev Mikhail Borisovich - Head of the Representative Office, "NCH Advisors Inc."*
- *Volkovyski Igor Vilgelmovich - Head of Administrative Department of the Board of the Presidential Plenipotentiary in the Southern Federal District*

- *Gorbachev Vladimir Lukich - General Director, "Southern Telecommunications Company" PJSC*
- *Kulikov Denis Viktorovich - Expert, Investor Protection Association (non-commercial organization), Moscow*
- *Alexander Leonidovich Merzlenko - Vice-President, "Renaissance – Capital" Ltd.*
- *Panchenko Stanislav Nikolaevich - Deputy General Director, ""Svyazinvest" OJSC*
- *Romsky Georgy Alekseevich - Deputy General Director, ""Svyazinvest" OJSC*
- *Ukhina Irina Petrovna - Deputy Director, Department of Corporate Management, "Svyazinvest" OJSC*
- *Shchepilov Andrei Anatolyevich - Senior specialist, Securities Department, "Svyazinvest" OJSC*

On the fourth item:
To elect the following members of the Company's Auditing Commission:

1) *Boyarskikh Natalia Vladimirovna*
2) *Greseva Lyubov Alexandrovna*
3) *Kozin Vladimir Vladimirovich*
4) *Prokofyeva Irina Viktorovna*
5) *Frolov Kirill Viktorovich*

On the fifth item:
To approve "Ernst and Young Vneshaudit" CJSC as the Company's Auditor for the year 2003.

On the sixth item:
To determine percent of deductions for calculation of the size of quarterly and yearly remunerations to be paid to the members of the Company's Board of Directors:

- *0.006% percent of the Company's sale proceeds for the reporting quarter in accordance with the accounting reports of the Company for each members of the Board of Directors.*
- *0.4% percent of the Company net profit for the reporting year in accordance with the accounting reports of the Company for all the members of the Board of Directors.*

On the seventh item:
To approve the new version of the Regulations on the procedure for conducting a General Shareholders' Meeting.

43. Information about reorganizations of the Issuer and its subsidiaries & affiliated establishments.

On 31 October 2002 Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation made an entry in the Common state register of juridical persons on reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger of Open Joint-Stock Company "Svyazinform" of Astrakhan Region, Volgograd Open Joint-Stock Company "Electrosvyaz", Open Joint-Stock Company "Kabardino-Balkarskie telekommunikatsii", Open Joint-Stock Company "Elektricheskaya svyaz" of Kalmykia Republic, Open Joint-Stock Company "Karachaevo-Cherkesskelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Rostov Region, Open Joint-Stock Company "Sevosetinelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Stavropol Territory, Open Joint-Stock Company "Electrosvyaz of Adygeia Republic" into it. "Certificate on Making an Entry in the Common State

Register of Juridical Persons"№ 003062351 series 23 of 31 October 2002 was issued for "Southern Telecommunications Company" PJSC.

Agreements on merger of telecom operators of the Southern Federal District into "UTK" PJSC were approved by "UTK" PJSC Extraordinary General Shareholders' Meeting (Minutes № 11 of December 21, 2001) and Extraordinary General Shareholders' Meetings of the merging companies. Reorganization is aimed at increase of the amalgamated company's share capital value at the expense of merger of economic and production activities of ten joint stock companies into single juridical person. Benefits of the reorganization are the following:

- *financial and economic aspects;*
- *investment attractiveness and securities' market.*

As a result of the reorganization the single regional entity with principal office in Krasnodar now operates in the territory of the Southern Federal District providing its customers with full range of telecom services such as local, long-distance and international telephony, document communication, telematic services, wired radio, wireless radio communication.

Pursuant to the Order of FCSM of Russia №1012/r of August 15, 2002 state registration of securities' issue was recorded. The issued securities were to be placed by conversion during the reorganization by merge of telecom operators of the Southern Federal District into "UTK" PJSC.

On 31 October 2002 outstanding shares of the merged companies were exchanged for shares of new issuances of "Southern Telecommunications Company" PJSC in accordance with the exchange ratios.

Pursuant to the Order № 1751/r of the Federal Commission on Securities Market of the Russian Federation of 20 December 2002 state registration of the reports on the results of the securities' issues placed by exchange of the merged companies' shares for the shares of "Southern Telecommunications Company" PJSC was recorded.

44. Additional material information on the Issuer.

In item 19.1.3. read next:
The shareholder's charter capital share: 25% -2

In item 14 "Codes of OKVED" should be added:
64.20, 64.20.3, 55.23.2, 45.21.4, 74.83, 55.51, 45.21.3,
64.20.11, 64.20.12, 92.20, 51.70, 85.11.2, 64.20.2,
51.65.5, 64.20.21, 52.48.15, 22.15, 22.22, 45.31,
64.20.22, 52.48.39.

Pursuant to the Decree of the Government of the Russian Federation № 108 of 17 February 2003 the years 2003-2004 are considered to be a period of transition for All-Russian Classifier of the kinds of economic activity to be introduced instead of All-Union Classifier of the sectors of the national economy.

B. Information on the Issuer's economic and financial activity

45. Annual accounts for the last three financial years

Not provided for the reporting period.

46. The Issuer's accounts for the quarter under review

See Annex.

47. Events resulting in an increasing or reduction in the Issuer's assets in the reported quarter by more than 10 %.

No such events over the reported period

The Issuer's assets value at the date of ending of the quarter preceding the reported one: ***18 660 385 000 rubles***

The Issuer's assets value at the date of ending of the reported quarter: ***20 502 079 000 rubles***

48. Events resulting in increasing the Issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

No such events over the reported period

The Issuer's profits (losses) for the quarter preceding the reported one: ***432 974 000 rubles***

The Issuer's profits (losses) for the reported quarter: ***424 479 000 rubles***

49. Information about the formation and usage of reserve and other special funds of the Issuer.

Size of reserve fund at the end of the reported quarter (thousand rubles): 64889
Volume of receipts into the reserve fund in the reported quarter (thousand rubles): 1629
Volume of means used from the reserve fund in the reported quarter (thousand rubles): 0

Name (purpose) of the special fund:
SOCIAL SPHERE FUND
Amount of the fund at the end of the reported quarter (RUR thousand):0
Volume of receipts into the fund in the reported period (RUR): 0
Volume of means used from the fund in the reported period (RUR): 0

50. The Issuer's transactions in the reported quarter exceeding 10 % of the Issuer's assets at the end of the quarter, preceding the reported one.

No such transactions over the reported period

51. Information about the directions of usage of cash resources resulting from registration of issued securities.

There no such directions of the means' usage in the reported quarter.

52. Borrowed funds raised by the Issuer and its subsidiaries in the quarter under review.

Borrowed funds received by the Issuer at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Repaid (RUR)	Demand balance at the end of the reported period(RUR)
Long-term bank credits	375 418 000	600 000 000	50 267 000	928 896 000
Including not paid back at maturity	-	-	-	-
Other long-term loans	54 290 000	3 408 000	-	53 953 000
Including not paid back at maturity	-	-	-	-
Short-term bank credits	1 487 428 000	1 738 000 000	171 685 000	3 053 743 000
Including not paid back at maturity	-	-	-	-
Bank loans to employees	-	-	-	-
Including not paid back at maturity	-	-	-	-
Other short-time loans	124 224 000	-	50 099 000	74 125 000
Including not paid back at maturity	-	-	-	-

53. Accounts receivable and payable of the Issuer and its subsidiaries during the reported quarter.

Information about the amount of the Issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Repaid (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term	1 505 128 000	16 375 841 000	15 795 149 000	2 085 820 000
Including overdue	388 056 000	6 360 049 000	6 338 645 000	409 460 000
Including over 3 months in arrears	188 037 000	3 081 835 000	3 056 845 000	213 027 000
In particular on/for:				
Long-term	19 123 000	7 998 000	18 711 000	8 410 000

Including overdue	0	0	0	0
Including over 3 months in arrears	0	0	0	0
In particular on/for:				
2)Accounts payable:				
Short-term	2 741 362 000	22 948 013 000	23 081 150 000	2 608 225 000
Including overdue	443 986 000	3 716 618 000	3 963 462 000	197 142 000
Including over 3 months in arrears	210 065 000	1 758 460 000	1 808 972 000	159 553 000
Including on:				
Long-term	1 024 949 000	958 754 000	989 279 000	994 424 000
Including overdue				
Including over 3 months in arrears				
Including on:				
Securities:				
Provided to the Issuer:				
Including by third parties				
Including on:				
Securities:				
Provided by the Issuer	2 472 808 000	3 590 183 600	215 353 600	5 847 638 000
Including to third parties				
In particular provided on:				
3) Bill transactions:				
Drawn bills	72 666 000	8 380 000	5 736 000	7 531 000
Including overdue				
In particular on:				
Accepted bills				
Including overdue				
In particular on:				

54. The Issuer's financial investments.

Information about the Issuer's financial investments as at the end of the reported quarter:

Description	Investments rate as at the end of the reported quarter(RUR)		
	Short-term (less than 1 year)	Long-term (over 1 year)	Total
Investments in the sovereign issued securities	-	-	-

Investments in the securities issued by the subjects of the Russian Federation	-	-	-
Investments in the municipal securities	-	-	-
Investments in shares, contribution fees, unit funds of other organizations	-	20 411 000	20 411 000
Investments in bonds and other debt securities	-	-	-
Other loans granted	420 395 000	28 489 000	448 884 000
Investments in the Issuer's subsidiaries		342 371 000	342 371 000
Investments in the Issuer's affiliates	-	39 576 000	39 576 000

Financial investments in the companies liquidated pursuant to the applicable law of the Russian Federation

Name of the company	Date of liquidation	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Financial investments into companies declared bankrupt pursuant to the applicable law of the Russian Federation

Name of the company	Date of liquidation	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Total Issuer's assets rate as at the end of the reported quarter (RUR)	

Financial investments in the companies exceeding 10 % of the Issuer's assets as at the date of ending of the reported quarter

Name of the company	Amount of investments (RUR)	Percentage of the assets
	-	
Total	-	

55. Other material information on the Issuer's economic and financial activity:
none

C. Information about the Issuer's securities

56. Information about the Issuer's shares.
Number of issue: ***1***
Category: ***Ordinary***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***298 310***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
Prices are given as before denomination

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
Prices are given as before denomination

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
Prices are given as before denomination

Number of issue: ***2***
Category: ***ordinary***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:

Date of registration:*22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
Prices are given as before denomination

Number of issue: ***2***
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
Prices are given as before denomination

Number of issue: *3*
Category: ***ordinary***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35. 97 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697. 25***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1807***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled

Market information about the issued shares:
Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles.

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***preference***
Type of shares: *A*
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35. 97***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:

Date of registration:*22.04.1997*
Registration number: ***18-1-1808***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled

Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles..

Number of issue: ***4***
Category: ***ordinary***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***1 150 323 325***
Total volume of the issue: ***379 606 697. 25***

Information about the issue's state registration:
Date of registration:*27.12.2001*
Registration number: ***1-04-00062-A***
Authority realized the state registration: ***FCSM of Russia***

Method of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***1 150 323 325***

Information about state registration of the report on the issue's results:
Date of registration:*26.02.2002*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.
ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional important information about the issued shares:
none

Number of issue: ***4***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***0.33***

Total number of the issued securities: ***383 442 925***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:***27.12.2001***
Registration number: ***2-04-00062-A***
Authority realized the state registration: ***Federal Commission on Securities' Market of Russia***

Method of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***383 442 925***

Information about state registration of the report on the issue's results:
Date of registration:***26.02.2002***
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional important information about the issued shares:
None

Number of issue: ***5***
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***148 513 485***
Total volume of the issue: ***49 009 450.05***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-05-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***
Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***148 513 485***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.
ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***5***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***49 503 645***
Total volume of the issue: ***16 336 202.85***

Information about the issue's state registration:
Date of registration:*15.08.2001*
Registration number: ***2-05-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***49 503 645***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***6***
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***502 266 342***
Total volume of the issue: ***165 747 892.86***

Information about the issue's state registration:
Date of registration:*15.08.2002*
Registration number: ***1-06-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***502 266 342***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*

State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***6***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***167 422 099***
Total volume of the issue: ***55 249 292.67***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-06-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***167 422 099***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:

none

Number of issue: *7*
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***6 141 699***
Total volume of the issue: ***2 026 760.67***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-07-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***6 141 699***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: *7*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***20 471 554***
Total volume of the issue: ***6 755 612.82***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-07-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***20 471 554***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***8***
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***21 114 547***
Total volume of the issue: ***6 967 800.51***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-08-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***21 114 547***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***8***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***7 038 243***
Total volume of the issue: ***2 322 620.19***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-08-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***7 038 243***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***9***
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***14 714 885***
Total volume of the issue: ***4 855 912.05***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-09-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***14 714 885***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***9***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***4 904 976***
Total volume of the issue: ***1 618 642.08***

Information about the issue's state registration:

Date of registration:*15.08.2001*
Registration number: *2-09-00062-A*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***4 904 976***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***10***
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***642 567 217***
Total volume of the issue: ***212 047 181.61***

Information about the issue's state registration:
Date of registration:*15.08.2002*
Registration number: ***1-10-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***642 567 217***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.
ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***10***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***214 189 311***
Total volume of the issue: ***70 682 472.63***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-10-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***214 189 311***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***11***
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***123 680 792***
Total volume of the issue: ***40 814 661.36***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-11-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***123 680 792***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***11***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***41 219 624***
Total volume of the issue: ***13 602 475.92***

Information about the issue's state registration:
Date of registration:***15.08.2001***

Registration number: ***2-11-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***41 219 624***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***12***
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***251 943 205***
Total volume of the issue: ***83 141 257.65***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-12-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***251 943 205***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :

none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***12***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***83 981 261***
Total volume of the issue: ***27 713 816.13***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-12-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***83 981 261***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:

Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.

Additional material information about the issued shares:
none

Number of issue: ***13***

Category: ***ordinary***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***44 026 676***
Total volume of the issue: ***14 528 803.08***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-13-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***44 026 676***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.
ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

57. Information about the Issuer's bonds.

Number of issue: ***1***
Series: ***K-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***500 rubles***

Total number of the issued securities: ***500***
Total value of the issue: ***250 000***

Information about the issue's state registration:

Date of registration:*15.08.2002*
Registration number: ***4-01-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***500***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information on the issued securities:
No information
Period before maturity: ***from 31.10.2002 to 31.12.2003***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get fixed income payment amounting to 0.1 percent of the bond's par value at redemption.***
Other payable equivalent per bond (RUR): ***If technically possible, the bond owner shall be entitled to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.10.2003 to 31.12.2003***
Terms and the arrangements of the redemption: ***Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.***
Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.1 percent of the bond's par value.
If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-1" series.
Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.
Periodicity of payments to the bond owner: ***one-time payment***
Forms of payments: ***in cash, cashless***
Payments are made:

- ***in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;***
- ***by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).***

There is no redemption before maturity.

Collateral for the bond issue:

Not provided

Income on the bonds paid in the reported quarter:
In cash: ***0 rubles***
The bond owner shall be entitled to get fixed income payment amounting to 0.1 percent of the bond's par value only at redemption.

Other valuable equivalent: ***no***
Telephones were installed for all the bond owners.

Other property rights and/or other income: ***RUR 0***
No

Additional material information about the issued shares:
no

Number of issue: ***2***
Series: ***K-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***500 rubles***

Total number of the issued securities: ***500***
Total value of the issue: ***250 000***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***4-02-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered issue report: ***500***
Number of circulating securities of the issue: ***202***
Number of repaid (cancelled) securities of the issue: ***298***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information on the issued securities:
No information

Period before maturity: ***from 31.10.2002 to 31.12.2003***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get fixed income payment amounting to 0.5 percent of the bond's par value at redemption.***
Other payable equivalent per bond (RUR): ***If technically possible, the bond owner shall be entitled to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.10.2003 to 31.12.2003***
Terms and the arrangements of the redemption: ***Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.***
Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.5 percent of the bond's par value.
If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-2" series.
Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.
Periodicity of payments to the bond owner: ***one-time payment***
Forms of payments: ***in cash, cashless***
Payments are made:

- ***in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;***
- ***by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).***

There is no redemption before maturity.

Collateral for the bond issue:
Not provided

Income on the bonds paid in the reported quarter:
In cash: ***35 932.77 rubles per 500 bonds***
The bond owner had the right to get fixed income payment amounting to 0.5 percent of the bond's par value at redemption.

Other valuable equivalent: ***0***
Telephones were installed for all the bond owners.

Other property rights and/or other income: ***RUR 0***
No

Additional material information about the issued shares:
no

Number of issue: ***3***
Series: ***C-1***
Type: ***interest-bearing***

Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***2 500 rubles***

Total number of the issued securities: ***3 566***
Total value of the issue: ***8 915 000***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***4-03-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***3 566***
Number of circulating securities of the issue: ***3 546***
Number of repaid (cancelled) securities of the issue: ***212***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
The bonds can be sold to natural persons. The bonds' sale can be restricted by technical impossibility to install telephones at the place required by the bond owner.

Market information on the issued securities:
The bonds are not traded in the formal market

Period before maturity: ***from 31.10.2002 to 01.07.2003***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.***
Other payable equivalent per bond (RUR): ***From 1996 to 1999 the bond owner shall be entitled to install telephone with top priority in time and place indicated in the bond.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.05.2003 to 1.07.2003***
Terms and the arrangements of the redemption: ***At maturity the bond owner shall receive a par value of the bond except for the cost of telephone installation as at the date of its installation.***
Maturity period for the bonds acquired
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003.
There is no redemption before maturity.

Collateral for the bond issue:
Not provided

Income on the bonds paid in the reported quarter:
In cash: ***1 373 900 rubles per 805 bonds***
Maturity period for the bonds acquired
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003.

Other valuable equivalent: ***0***
From 1996 to 1999 the bond owner had the right to install telephone with top priority in time and place indicated in the bond.

Other property rights and/or other income: ***RUR 0***
No

Additional material information about the issued shares:
no

Number of issue: ***4***
Series: ***C-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Par value of one security of the issue: ***300 rubles***

Total number of the issued securities: ***6***
Total value of the issue: ***1 800***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***4-04-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***6***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
The bonds can be distributed only among the persons living at the addresses where it is technically possible for "Sevosetinelectrosvyaz" to install a telephone and if such persons – the

bond owners – are registered at the aforementioned addresses or have the documents evidencing their right of property for the living quarters.

Market information on the issued securities:
The bonds are not traded in the formal market

Period before maturity: ***from 31.10.2002 to 01.11.2005***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value.***
Other payable equivalent per bond (RUR): ***If it is technically possible for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC – to install a telephone, the bond owner shall be entitled to redeem the bond before the maturity period by installation of a telephone with top priority not later than one year from the date of the bond's primary distribution. At the installation of a telephone a par value and interest income on the bond is being redeemed.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.10.2005 to 1.11.2005***
Terms and the arrangements of the redemption: ***At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption.***
There is no redemption before maturity.
Terms and the arrangements of the redemption before maturity: ***The bond owner shall be entitled to redeem the bond before maturity by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond is being redeemed.***
Technical possibility of the telephone installation implies that:

- ***the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;***
- ***presence of unoccupied subscriber lines in main and secondary cables;***
- ***presence of vacant number capacity at automatic telephone exchanges operating in this region.***

Collateral for the bond issue:
Not provided

Income on the bonds paid in the reported quarter:
In cash: ***0 rubles***
Annual fixed interest income amounting to 1 percent of the bond's par value is not to be paid in the quarter under review.

Other valuable equivalent: ***0 rubles***
In the 4th quarter of 2002 "Sevosetinelectrosvyaz" had no technical possibility to install telephones for the owners of 6 outstanding bonds.

Other property rights and/or other income: ***RUR 0***
No

Additional material information about the issued shares:

no

D. Other information about the Issuer's securities.

58,59,60. Rights attached to the Issuer's shares. Dividends on the Issuer's share .

58.1

Category of shares: ***ordinary***

Form of shares: ***registered non-documentary***

Full name of the shares' category/type: ***ordinary registered non-documentary shares***

Rights of a shareholder of this category: ***Each ordinary share grants the shareholder – its owner - the equal scope of rights. Each ordinary shareholder shall be entitled:***

1. ***to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;***
2. ***to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;***
3. ***to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;***
4. ***to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;***
5. ***to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.***
6. ***to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;***
7. ***to alienate the shares held by him without consent of the Company and other shareholders;***
8. ***to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;***
9. ***to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;***
10. ***to sell his shares to the Company in case the Company decided to buy them;***
11. ***to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;***
12. ***to exercise his right of priority when acquiring additional shares distributed by public subscription and emissive securities transferable into shares in proportion to the quantity of shares owned by him;***

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Dividends for shares of this category (type):
Period : ***1999***
One share dividend (RUR) : ***1.94***
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***20 473 664***

Period : ***2000***
One share dividend (RUR) : ***2.94***
Total amount of dividends for shares of this type (category) (RUR) : ***31 027 070***

Total amount of dividends actually paid for shares of this category (type) (RUR):
22 567 376.82

Period : ***2001***
One share dividend (RUR) : ***0.18908***
Total amount of dividends for shares of this type (category) (RUR) : ***217 492 829.43***
Total amount of dividends actually paid for shares of this category (type) (RUR):
124 555 603.54

Size of dividend , date of payment of which does not start (RUR): ***240 393 653***

58.2
Category of shares: ***preferred***
Type of shares : ***A***
Form of shares: ***registered non-documentary***
Full name of the shares' category/type: ***preferred registered non-documentary Type A***
Rights of a shareholder of this category (type):
Each preferred Type A share shall grant its holder equal scope of rights.

1. ***Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.***
2. ***The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares..***
3. ***The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.***
4. ***The shareholders – holders of the preference Type A shares have the same rights as specified by Articles 7.2.2, 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11, 7.2.12 of the present Charter for ordinary shareholders. These rights are also granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.***
5. ***The shareholders – holders of the preference Type A shares have the rights specified by Articles 7.3,7.6, 7.7, 7.8, 7,9 of the present Charter if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting.***

6. ***The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.***
7. ***The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.***
8. ***Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.***

Dividends on the shares of this category (type):
Period : ***1999***
One share dividend (RUR) : ***8.32***
Total amount of dividends under shares of this type (category) (RUR) : ***29 268 304***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***29 268 304***

Period : ***2000***
One share dividend (RUR) : ***11.06***
Total amount of dividends under shares of this type (category) (RUR) : ***38 907 145***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***24 474 795.9***

Period : ***2001***
One share dividend (RUR) : ***0.18908***
Total amount of dividends under shares of this type (category) (RUR) : ***72 497 266.32***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***52 406 343.17***

Size of dividends, date of payment under which does not start (RUR): ***156 224 800***

61. Restrictions in respect of the securities' circulation.

See items 56 and 57

62. Other material information on the Issuer's securities.

No such information

APPENDIX

Accounting records
for the first half of the year 2003

Accounting reports of Public Joint Stock Company "Southern Telecommunications Company" PJSC

ACCOUNTING POLICY

General provisions of accounting policy of "Southern Telecommunications Company" PJSC for 2003

The unified forms of the account of the primary accounting documentation, authorized by Goskomstat of the Russian Federation are applied in the Company .
At registration of financial and economic operations on which the unified forms are not stipulated, independently developed forms of primary accounting documents (including indicated in Regulations on document circulation system) containing obligatory essential elements established by the Federal Law of 21.11.1996 №129-FZ "On Accounting" are applied.
The right to sign primary accounting documents is established by internal organizational - administrative documents.

1. The order of the organization and carrying out of inventory of property and liabilities.

All property of the Company, irrespective of its location, and all kinds of liabilities are subject to inventory.

Inventory in the Company shall be carried out in the following terms:

- *basic assets - not less often than once in two years as of November, 1 of fiscal year;*
- *intangible assets - annually as of December, 1 of fiscal year;*
- *capital construction in progress and other capital investments - annually as of November, 1 of fiscal year;*
- *Raw material, materials, precious metals, the equipment to be installed, intermediate products, goods, finished products in warehouses - annually as of November, 1 of the fiscal year;*
- *work in progress - quarterly as at the end of a quarter;*
- *Deferred expenses and income - annually as of December, 31 of the fiscal year;*
- *Cash resources on bank accounts - annually as of December, 31 of the fiscal year;*
- *Cash resources in cash desk - not less often, than once in a quarter;*
- *Long-term financial investments - annually as of December, 31 of the fiscal year;*
- *Short-term financial investments, monetary instruments - quarterly as at the end of the quarter;*
- *Settlements with debtors and allowance for doubtful accounts - annually as of December, 31 of the fiscal year;*
- *Settlements with creditors - settlements with telecom operators - quarterly as at the end of a quarter, with other creditors - once a year as of December, 31 of the fiscal year;*
- *Tax payments and obligatory allotments to the budget and extra-budgetary funds, special purpose financing - annually as of December, 31 of the current year;*
- *Internal settlement of accounts - quarterly as at the end of the quarter not less often than an once in a quarter;*
- *Settlement of accounts with personnel, advance holders - annually as of December, 31 of the current year;*
- *Allowance for conditional liabilities, allowance for default of investments in securities, reserves under depreciation of material assets - annually as of December, 31 of the fiscal year;*

For carrying out of inventory at a level of the Company's General Directorate and Administrations of regional branches the permanent inventory commissions are created which membership is approved by:

- *the Company's General Director - For General Directorate;*
- *director of a branch - For regional branches.*

The detailed order of the organization and carrying out of inventory of the Company's assets and liabilities of the Organization are determined in Regulations on the procedure for carrying out of inventory of assets and liabilities and measures on assets preservation.

2. The order of drawing up of the Company accounting records.

The Company's accounting records are made in the order and in the terms stipulated by the Federal Law of 21.11.96 №129-FZ " On Accounting" and other statutory acts of the Russian Federation regulating conducting of book keeping and the reporting.

The Company's accounting records are formed by accounts department of the Company General Directorate on the basis of the generalized information on property, liabilities and results of the Company's activity in view of the information given by accounts departments of regional branches. Accounting reports are formed by accounts departments of regional branches on the basis of the data presented by accounts departments of structural divisions.

While drawing up the accounting records the forms, developed by the Company taking into consideration recommendations contained in corresponding normative documents, are applied.

Internal forms of the accounting reporting as well as fixed terms of their presentation are specified in Regulations on the procedure for formation of the Company's accounting records.

3. Accounting for intangible assets

Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method. The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director.

The cost of intangible assets is redeemed through the accrual of amortization on account 05 "Amortization of intangible assets".

4. Accounting for fixed assets

Revaluation of fixed assets is not to be made in 2003.

The Company carries out revaluation on a regular basis not less often than once in two years, by groups of homogeneous objects of the fixed assets at their current (replacement) cost by direct recalculation based on documentary confirmed market prices. Groups of homogeneous objects of fixed assets on which revaluation is made, are shown in methodical instructions on fixed assets' accounting.

5. Accounting for inventories

Formation of the actual cost price of inventories in the Company's book keeping is carried out using accounts 15 " Preparation and purchase of inventories " and 16 "Deviation in cost of inventories ".

Inventories on accounts 10 "Materials" and 41 "Goods" are reflected according to their registration price.

Inventories (raw material, materials, goods) can be accepted and registered without credit orders, on the basis of documents of the supplier (account, invoice, etc.) having the stamp containing the same essential elements, as in the credit order. Such stamp is equated to the credit order.

The finished goods are included in accounts at their actual production cost price without using account 40 "Production output".

6. The order of recalculation of assets and liabilities expressed in foreign currency.
Amounts in the Company's cash, bank accounts, currency papers, short-term securities, settlements with natural and juridical persons, means of special purpose financing received from budget or foreign investors as technical or other type of assistance under the concluded agreements, expressed in foreign currency, should be re-calculated in rubles as at the date of operation performance and also at the date of making monthly accounting records.

7. Accounting for revenues
For accounting purposes operating activities of the Company are subdivided into profile and not profile types.
Profile activities are meant as those directly related to rendering telecom services. All other types of activity are considered not profile.
Revenues being not from operating activities are considered as other revenues.

8. Accounting for expenses.
For accounting purposes operating activities of the Company are subdivided into profile and not profile types.
In book keeping the separate calculation of expenditures by kinds of services, works and production, being the objects of calculation, is conducted.
For the purposes of distribution of operating costs between the objects of calculation the Company uses a method of calculation of expenditures according to production processes.
Uniquely determined type of activity (sequence of actions or set of functions and tasks), not limited in time and having recognized result is referred to as production process.
For the purposes of distribution of operating expenses between the objects of calculation the processes are subdivided into the basic production processes, auxiliary production processes and joint processes.
The processes related directly to rendering telecom services are among the basic production processes.
The processes necessary for realization of the basic and joint productions and indirectly related to rendering telecom services are among the auxiliary production processes.
The processes necessary for realization of the basic productions, but not related to rendering telecom services are among the joint production processes.
Distribution of expenses is based on actual natural parameters of the Company economic activity which structure is determined in Methodical instructions on calculation of expenditures.
All the expenses connected to profile kinds of activity, are indirect, that is not related directly, but distributed between objects of calculation, and are taken into account in the context of production processes.
Expenses of profile regular activities are recorded in account 30 "Main production processes" and 31 "Auxiliary production processes".
Expenses related to not profile kinds of activity, are recorded in accounts 23 " Auxiliary production", 29 " Service production" and 44 " Selling expenses" in the context of kinds of activity.
The expenses collected on account 31 " Auxiliary production processes ", are distributed between the basic and joint production processes to accounts 30 "Basic production process " and 32 "Joint

production process " on the basis of the data on the bases of distribution presented by production services at the end of the accounting period.
The expenses collected on account 30 "Basic production processes " are distributed between accounts 20 " Main production" by objects of calculation on the basis of the data on the bases of distribution presented by production services at the end of the accounting period, and account 33 "Equipment maintenance costs " by kinds of equipment of a conditional digital network made by engineering services annually. Distribution of expenses by kinds of equipment is performed on the basis of design data of engineering services according to the share of an involvement of the equipment in the basic production processes.
The expenses collected on account 33 " Equipment maintenance costs " are distributed to account 20 "Basic production "by objects of calculation (services) on the basis of the data presented by engineering services on intensity and duration of use of each type of equipment by a specific service which are calculated at the beginning of each year or at essential changes in topography of a communication network.
To calculate the cost price of services, works, products of non-profile kinds of activity actual expenses for the rendered services, finished works and products delivered to warehouses, collected on accounts 23 " Auxiliary productions " and 29 "Service productions", are written off to account 43 "Finished goods" (in case of output of finished goods), corresponding accounts of production processes (in case of rendering services or performance of works for profile kinds of activity) or account 90 "Sales" subaccount 90-04 "Cost price of sales in not profile kinds of activity " (in case of rendering services, performance of works away from the Company). The balance under the debit of accounts 23 "Auxiliary productions " and 29 "Service productions" reflects cost of a work in progress.

9. Accounting for deferred expenses
The following expenses incurred during the reporting period but cannot be included in the cost price of services, works, products sold during this reporting period shall be reflected in the balance sheet as deferred expenses:

- *expenses related to development of new productions or products before occurrence of the facts of their realization;*
- *expenses on payment of future holidays;*
- *expenses on acquisition of licenses;*
- *expenses on insurance of property;*
- *expenses related to purchase of software products and databases under contracts of sale and purchase or barter contracts if these assets do not meet the requirements established for intangible assets;*
- *Other.*

Deferred expenses shall be written off evenly at the expense of corresponding sources of covering during the period to which they have been deferred. If it is impossible to determine the period during which the expenses should be written off, this period shall be established by a specially created commission and approved by the order of the General director.
The procedure of accounting for expenses and costs calculation is set in Methodical instructions on accounting for expenses.

10. Accounting of settlements
Non-monetary settlements of accounts are reflected in the accounting records separately using account 76.15).

The Company transfers long-term liabilities to short-term liabilities (receivable and payable) when remaining period to maturity is less than 365 days under the terms of the agreement.

11. Accounting for credits and loans received
The Company transfers long-term liabilities under the received credits and loans to short-term liabilities (to the corresponding subaccount of account 66 "Payments under short-term credits and loans") at the moment when remaining period to maturity is less than 365 days under the contract of debt.
If the Company receives a long-term loan under the contract which terms stipulate periodic repayment of the sum of the loan, as 365 days remain before repayment of the next part of the loan, this part is transferred to a short-term part of long-term debts on the corresponding subaccount of account 66 "Payments under short-term credits and loans ".

12. Settlements of internal accounts and information transmission from separate subdivisions.
Account 79 "Internal settlements" is applied for reflecting the Company's internal turnover.
All financial and economic operations between the Company's divisions are carried out on the basis of notices (aviso) via a higher level of management. Operations between structural divisions are carried out via corresponding regional branches. Operations between regional branches are carried out via the Company General Directorate.
Accounting for revenues and expenses between the Company's structural subdivisions are performed by a method of red storno (reverse of an entry).
The list of internal operations and procedure of their realization are regulated by Methodical instructions on settlement of internal accounts.

13. Procedure of creation and use of special purpose funds

The Company shall not form any funds at the expense of retained earnings of the reporting year except for the funds to be created pursuant to the Company's constituent documents.
Procedure of creation and usage of the specified funds is determined on the basis of the Resolution of a General Shareholders' Meeting taking into consideration the requirements of the Law " On Joint Stock Companies ".
Procedure of accounting and use of retained earnings is shown in Methodical instructions on accounting for capital.

14. Procedures of creation and use of reserves
The Company establishes the following kinds of reserves:
- *A reserve for default of investments in securities;*
- *Allowance for doubtful accounts (quarterly).*
- *A reserve for depreciation of material assets (at the end of a reporting year)*
- *Reserves for conditional obligations.*

Estimation of the value of a conditional obligation is made by selecting it from values interval. Simple average of maximum and minimum values of an interval is accepted as estimation .

15. Accounting for state support
Budgetary provisions (subventions, subsidies) are admitted in accounting records as cash means and non-monetary resources are actually received.
The order of the budgetary funds accounting is set in Methodical instructions on accounting for

special purpose financing.

16.Accounting for financial investments.
Financial investments for the purposes of book keeping are classified by types of investments and their terms.
At sale, other retirement including cancellation of securities, the canceling emissive securities are estimated by a value of primary securities (those acquired first on time) (FIFO), the canceling non-emissive securities are estimated by actual value of each security.
Short-term financial investments with maturity date over 12 months after the reporting date are to be transferred to long-term financial investments (to the corresponding subaccount) if the initial intention to receive dividends within 12 months after the reporting date is changed.
The estimation of the urgency of investments (investment terms) is made by the person (division), appointed by the order of the Company's General Director and fixed in the document transferred to accounts department in the form established by the Company.
As far as debt securities are concerned, difference between the amount of actual expenses for purchase of a security and its par value is not to be referred to financial performance results.
The order of accounting for financial investments is regulated by Methodical instructions on accounting for financial investments.

BALANCE SHEET

As at 30 June 2003
Company: **Public Joint Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	Opening balance	Closing balance
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	**110**	1 612	1 427
patents, licenses, trade marks and other similar rights and assets	**111**	1 612	1 166
establishment expenses	**112**	-	-
business rating	**113**	-	-
Fixed assets (01,02,03)	*120*	14 029 717	14 555 711
land and natural resources	*121*	19	19
buildings, facilities, machines and equipment	*122*	13 191 695	13 772 356
Unfinished construction (07,08,16, 61)	*130*	953 666	1 820 059
Profitable investments in material values (03)	*135*	-	-
Property for subleasing	*136*	-	-
Property for rent	*137*	-	-
Long-term financial investments (06, 82)	140	388 659	430 847
investments into branch establishments	141	275 972	342 371
investments into dependant companies	142	59 790	39 576
investments into other companies	143	23 694	20 411
loans granted to companies with term over 12 months	144	-	-
other long-term financial investments	145	29 203	28 489
Other long-term assets	150	-	-
TOTAL for section 1	190	15 373 654	16 808 044
2. CURRENT ASSETS			
Inventories and expenses	210	584 255	762 436
raw materials, materials and other similar items (10,12,13, 16)	211	502 990	601 427
cattle (11)	212	1	1

Expenses in unfinished production(20,21,23,29,30,36,44)	213	187	565
finished products and merchandise(16, 40,41)	214	40 629	40 170
dispatched goods (45)	215	-	-
deferred expenses (31)	216	40 448	120 273
other inventories and expenses	217	-	-
VAT on acquired valuables (19)	220	498 763	618 700
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	19 123	8 410
buyers and customers(62,76,82)	231	303	1 670
notes receivable(62)	232	-	-
branch establishments and dependant companies (78)	233	-	-
advance payments(61)	234	13 315	-
Other receivables	235	5 505	6 740
Accounts receivable(with payments expected within 12 months since reporting date)	240	1 317 091	1 872 793
buyers and customers(62,76,82)	241	811 115	848 578
notes receivable(62)	242	8	-
branch establishments and dependant companies (78)	243	-	-
participants' (founders') contributions to authorized capital (75)	244	-	-
advance payments(61)	245	275 194	838 397
other receivables	246	230 774	185 818
Short-term financial investments (56,58,82)	250	12 207	11 301
investments into dependant companies	251	-	-
bought out own shares	252	-	-
other short-term financial investments	253	-	-
Cash resources	260	206 318	420 395
cash (50)	261	7 427	12 343
settlement accounts (51)	262	188 185	345 737
currency accounts (52)	263	1 058	723
Other cash resources (55,56,57)	264	9 648	61 592
Other current assets	270	-	-
TOTAL for section 2	290	2 637 757	3 694 035
BALANCE (sum of the lines 190+290)	300	18 011 411	20 502 079

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	**2**	**3**	**4**
4. FUNDS AND RESERVES			
Authorized capital (85)	410	1 297 779	1 297 779
Additional paid-in capital (87)	420	5 758 266	5 755 441
Reserve capital (86)	430	63 260	64 889
mandatory reserve funds	431	63 260	64 889

reserve fund required by constituent documents	432	-	-
Social funds (88)	440	-	-
Special purpose financing and funds (96)	450	-	-
Retained profit of past years (88)	460	4 672 253	4 276 829
Uncovered losses of the past years(88)	465	-	-
Retained profit of the reported year (88)	470	-	673 464
Uncovered losses of the reported year (88)	475	-	-
TOTAL for section 4	490	11 791 558	12 068 402
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	429 708	982 849
long-term bank credits	511	375 418	925 151
other long-term loans	512	54 290	57 698
Other long-term liabilities	520	1 024 949	994 424
TOTAL for section 5	590	1 454 657	1 977 273
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	1 611 652	3 127 868
bank credits	611	1 487 428	3 053 743
other loans	612	124 224	74 125
Accounts payable	620	2 741 362	2 608 225
suppliers and contractors (60,76)	621	1 685 517	1 532 060
notes payable(60)	622	72 666	75 310
debt to branch establishments and dependant companies (78)	623	-	-
wages to employees(70)	624	143 147	168 975
social insurance (69)	625	61 130	82 506
debt to budget (68)	626	253 635	248 802
advance payments(64)	627	214 181	248 606
other payables	628	311 086	251 966
Dividend settlements (75)	630	204 825	466 013
Deferred income (83)	640	207 357	254 298
Provision for future expenses and payments(89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL for section 6	690	4 765 196	6 456 404
BALANCE (sum of the lines 490+590+690)	700	18 011 411	20 502 079

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	327 879	483 658
including leasing	911	129 911	109 668
Inventory holdings under agreement of bailment (002)	920	14 104	20 871
Goods taken on commission (004)	930	-	1 258
Written off accounts receivable of insolvent debtors (007)	940	110 100	123 903
Liabilities and payments' securities received (008)	950	-	-
Liabilities and payments' securities given (009)	960	2 472 808	5 847 638
Depreciation of housing stock (014)	970	12 077	11 329

Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980	-	-
Forms of strict recording	990	38 755	49 598
Fixed assets offered for rent	991	103 398	137 596
Inventories	992	38 988	54 429
Payments for telecom services	993	22 568	37 970

PROFIT AND LOSS STATEMENT

For the 1st half of the year 2003
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the similar period of the previous year**
1	**2**	**3**	**4**
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	***010***	5 849 463	4 816 324
Including from communication services	***011***	5 735 637	4 663 828
Cost price of goods , services sold	***020***	4 504 708	3 647 718
Including from communication services	***021***	4 420 094	3 511 964
Gross profit	*029*	1 344 755	1 168 606
Commercial expenses	030	-	-
Management expenses	040	-	-
Profit (loss) from sales (lines 010-020-030-040)	050	1 344 755	1 168 606
2. Operating profits and losses			
Interest income	060	4 290	3 440
Interest expenses	070	153 742	69 605
Income from participation in other enterprises	080	152 088	672
Other operating income	090	92 907	1 085 764
Other operating expenses	100	301 073	328 250
3. Non-sales profits and losses			
non-sales income	120	137 795	54 860
non-sales expenses	130	419 567	373 947
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	857 453	1 541 540
Profit tax and other similar obligatory payments	150	181 215	449 795
Profit (loss) from usual activity	160	676 238	1 091 745
4. Extraordinary profits and losses			
Extraordinary profits	170	-	-
Emergency losses	180	2 774	7 395
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	673 464	1 084 350

INTERPRETATION OF PROFITS AND LOSSES

Description	Line code	For the reported period		For the same period of the last year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, forfeits acknowledged or according to judgments on award of damages	210	2 435	17 924	4 807	654
Profit (loss) of past years	220	30 067	24 752	25 464	32 108
Damages caused by non-execution or improper execution of obligations	230	454	208	624	363
Stock exchange differences when operating with foreign currency	240	88 708	121 758	1 679	162 741
Cost reduction of inventories at the end of the reported period	250	-	-	-	-
Writing off accounts receivable and payable with expired limitation of action	260	614	3 095	50	1 625

Other information about accounting records for the first half of the year 2003

Form 1. Information on net asset value
Line 1000 "Net assets":
At the beginning of the reporting period: RUR 11998915 thousand
At the end of the reporting period: RUR 12322700 thousand